Exhibit 99.1

NEURODERM LTD.

3 Pekeris St., Rabin Science Park
Rehovot 7670212
Israel

August 17, 2017

Dear NeuroDerm Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders of NeuroDerm Ltd. (“NeuroDerm” or “we”) to be held at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, on September 12, 2017 at 3:00 p.m. (Israel time) (the “extraordinary general meeting”). As previously announced, on July 24, 2017, NeuroDerm entered into a merger agreement under which NeuroDerm would be acquired by Mitsubishi Tanabe Pharma Corporation (“MTPC”).

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the acquisition of NeuroDerm by MTPC, including the approval of: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among NeuroDerm, MTPC, and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into NeuroDerm (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger. We refer to this proposal as the “merger proposal.”

A copy of the merger agreement was attached as Exhibit 99.1 to NeuroDerm’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2017 and is also attached as Annex A to the enclosed proxy statement.

NeuroDerm’s board of directors has unanimously determined that the merger agreement, the merger, the merger consideration and all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase of run-off directors’ and officers’ liability insurance, are in the best interests of NeuroDerm’s shareholders. Accordingly, NeuroDerm’s board of directors unanimously recommends that you vote FOR the merger proposal.

Provided that a quorum is present, the adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates.

Your shares can be voted at the extraordinary general meeting only if you are present or represented by a valid proxy or proxy card. Only holders of record of NeuroDerm ordinary shares at the close of business on August 10, 2017 are entitled to attend and vote at the extraordinary general meeting or any adjournment or postponement thereof. Even if you plan to attend the extraordinary general meeting, we request that you submit your proxy. Shares held through a bank, broker or other nominee that is a shareholder of record of NeuroDerm or that appears in the participant list of a securities depository, may also be voted via a proxy card in accordance with the instructions provided with the proxy card you received from the bank, broker or other nominee.

Enclosed with this letter you will find attached a notice of the extraordinary general meeting as published by NeuroDerm on August 1, 2017 and proxy statement. The accompanying proxy statement provides you with detailed information about the proposed merger and the extraordinary general meeting. Please give this material your careful attention. You also may obtain more information about NeuroDerm, the merger agreement and the extraordinary general meeting from documents we have filed with or furnished to the SEC or from NeuroDerm’s website at www.neuroderm.com.

Thank you for your cooperation and continued support.

Very truly yours,

Robert Taub
Chairman of the Board of Directors

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

This document is dated August 17, 2017, and is first being mailed to shareholders on or about August 22, 2017.

NEURODERM ANNOUNCES EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO APPROVE ACQUISITION BY MITSUBISHI TANABE PHARMA CORPORATION

[As originally published on August 1, 2017]

REHOVOT, ISRAEL, August 1, 2017 — NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced that it will hold an extraordinary general meeting of shareholders on Tuesday, September 12, 2017, at 3:00 p.m., Israel time, at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel at which NeuroDerm’s prospective acquisition by Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508), a publicly traded company on the Tokyo Stock Exchange (“MTPC”), will be presented for approval. As previously announced, subject to the closing of the acquisition, NeuroDerm’s shareholders will be entitled to receive $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the acquisition.

The record date for shareholders entitled to vote at the extraordinary general meeting is the close of business on Thursday, August 10, 2017.

The sole agenda item for the extraordinary general meeting will be a proposal calling for the approval of the acquisition of NeuroDerm by MTPC, including the approval of: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among NeuroDerm, MTPC, and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into NeuroDerm (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger.

A copy of the merger agreement was attached as Exhibit 99.1 to NeuroDerm’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2017.

The Board of Directors of NeuroDerm unanimously recommends that NeuroDerm’s shareholders vote in favor of the proposal for the extraordinary general meeting.

Further Details Concerning the Extraordinary General Meeting of Shareholders

The presence, in person or by proxy, of two or more shareholders together possessing at least twenty-five percent (25%) of NeuroDerm’s voting power will constitute a quorum at the extraordinary general meeting. The ordinary shares held by Robert Taub, Uwe Wascher and Shmuel Cabilly, directors of NeuroDerm who are subject to a voting and support agreement under which they have agreed to vote in favor of the proposal at the extraordinary general meeting, are sufficient to constitute a quorum at the extraordinary general meeting.

Provided that a quorum is present, the adoption and approval of the aforesaid proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates.

The full text of the proposed resolution for the meeting, together with the proxy statement and form of proxy card for the meeting, may also be viewed beginning on August 20, 2017 at the registered office of NeuroDerm, located at 3 Pekeris St., Rabin Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-8-946-2729.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign a form of proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received by NeuroDerm’s transfer agent no later than 11:59 p.m., EDT, on September 11, 2017, or at NeuroDerm’s offices no later than 11:00 a.m., Israel time, on September 12, 2017. No postage will be required if the proxy is mailed in the United States to NeuroDerm’s United States transfer agent, American Stock Transfer & Trust Company, LLC. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

If your ordinary shares in NeuroDerm are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or else obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so). In this respect, you should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson’s disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Cautionary Note Regarding Forward-Looking Statements

Information contained in this press release includes forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the acquisition of NeuroDerm, the satisfaction or waiver of any conditions to the proposed acquisition, anticipated benefits, growth opportunities and other events relating to the proposed acquisition, and projections about NeuroDerm’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about NeuroDerm and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) NeuroDerm may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed acquisition; (2) the proposed acquisition may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the benefits of the proposed merger may not be recognized; (5) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (6) the merger may adversely impact relationships with NeuroDerm’s commercial counter-parties; (7) other risks may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all; and (8) the risks described in NeuroDerm’s filings with the SEC may be realized. For more details, please refer to NeuroDerm’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the meeting, NeuroDerm will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on that proposal. NeuroDerm will also be furnishing copies of the proxy statement and form of proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that NeuroDerm may furnish to the SEC or send to shareholders in connection with the proposed acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by NeuroDerm to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by NeuroDerm may also be obtained for free by submitting a request to Lazar Partners Ltd., telephone: +212-867-1768, or at www.neuroderm.com. The contents of NeuroDerm’s website are not deemed to be incorporated by reference into this press release or the proxy statement.

Investor Contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
+212-867-1768

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2017

INTRODUCTION

We, NeuroDerm Ltd. (“NeuroDerm,” the “Company” or “we”), are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors of proxies to be used at an extraordinary general meeting of shareholders, as may be adjourned or postponed from time to time (the “extraordinary general meeting” or “meeting”), to be held at our executive offices located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel on September 12, 2017 at 3:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time. We are first mailing this proxy statement, the accompanying notice, letter to shareholders and proxy card on or about August 22, 2017, to the holders of our ordinary shares entitled to vote at the extraordinary general meeting.

At the extraordinary general meeting, shareholders will be asked to consider and vote on the proposed acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation (“MTPC”), including the approval of: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among NeuroDerm, MTPC, and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into NeuroDerm (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger. (We refer to this proposal as the “merger proposal.”)

We will also consider any other business that properly comes before the extraordinary general meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

We currently know of no other business to be transacted at the extraordinary general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Quorum

Only holders of record of ordinary shares at the close of business on August 10, 2017, which is the record date for the extraordinary general meeting, are entitled to vote at the meeting. As of that date, there were 26,345,938 ordinary shares outstanding and entitled to vote. Each ordinary share outstanding on the record date will entitle its holder to one vote upon the proposal to be presented at the meeting.

The presence at the meeting of two or more NeuroDerm shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of NeuroDerm’s voting power, will constitute a quorum. The ordinary shares represented by Robert Taub, Uwe Wascher and Shmuel Cabilly, which are subject to the voting and support agreement described further below in this proxy statement, are sufficient to constitute a quorum.

Proxies

Shareholders may elect to vote their shares once, either by attending the extraordinary general meeting in person, or by executing and delivering to NeuroDerm a proxy as detailed below. If your ordinary shares are held in “street name” through a bank, broker or other nominee, you may complete a proxy card in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares in person at the meeting.

Proxies are being solicited by our board of directors and are being mailed together with this proxy statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In connection with the proxy solicitation, we have engaged Morrow Sodali, LLC to act as proxy solicitor for the merger.

All ordinary shares represented by properly executed proxies received by our transfer agent no later than 11:59 p.m., EDT, on September 11, 2017, or at our offices no later than 11:00 a.m., Israel time on September 12, 2017, will, unless such proxies have been previously revoked or superseded, be voted at the meeting in accordance with the directions on the proxies. If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote, then the shares will not be voted on the merger proposal (due to the special voting requirements related to that proposal under Israeli law).

A shareholder returning a proxy may revoke it at any time prior to commencement of the extraordinary general meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, to the attention of our Chief Financial Officer, Roy Golan, or via fax or email to Mr. Golan at +972-8-9461729 or roy@neuroderm.com, respectively. Alternatively, if your shares are held in “street name,” you must contact your bank, broker or other nominee who holds your shares to change or revoke your voting instructions.

Required Vote

Provided that a quorum is present, the adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates.

Proposed Resolutions

It is proposed that the following resolution be adopted at the extraordinary general meeting pursuant to the merger proposal:

For Proposal 1:  “RESOLVED, that pursuant to Section 320 of the Israeli Companies Law (the “Companies Law”), the merger of MT Porto Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Mitsubishi Tanabe Pharma Corporation, a company organized under the laws of the State of Japan (“MTPC”), with and into NeuroDerm, including: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among NeuroDerm, MTPC, and Merger Sub (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into NeuroDerm (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger, be, and each of the foregoing hereby is, adopted and approved in all respects.”

Our board of directors unanimously recommends a vote “FOR” approval the proposed resolution.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about NeuroDerm from documents that are not included in or delivered with this document.

Documents relating to NeuroDerm incorporated by reference into this document are available from NeuroDerm without charge, excluding exhibits. You may obtain documents relating to NeuroDerm which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from NeuroDerm at:

NeuroDerm Ltd.
c/o Roy Golan
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670212, Israel
Tel: +972 (8) 946-2729
Email: roy@neuroderm.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: ndrm@morrowsodali.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 72.

i

ii

Annexes

A — Agreement and Plan of Merger

B — Form of Voting and Support Agreement

C — Opinion of NeuroDerm’s Financial Advisor

iii

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY
GENERAL MEETING AND THE MERGER

The following are some of the questions regarding the merger agreement, the merger and the extraordinary general meeting that you, as a shareholder of NeuroDerm, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to NeuroDerm Ltd. and its subsidiary. In addition, we refer to NeuroDerm Ltd. as “NeuroDerm” or the “Company,” to Mitsubishi Tanabe Pharma Corporation as “MTPC,” and to MT Porto Ltd. as “Merger Sub.” All references to the “merger” refer to the merger of Merger Sub with and into NeuroDerm, with NeuroDerm continuing as the surviving company and becoming a wholly-owned subsidiary of MTPC, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of July 24, 2017, as it may be amended from time to time, by and among NeuroDerm, MTPC and Merger Sub, a copy of which is included as Annex A to this proxy statement. NeuroDerm, following the completion of the merger, is sometimes referred to in this proxy statement as the “surviving company.” All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?
A:	NeuroDerm and MTPC have agreed that MTPC will acquire NeuroDerm through the merger of Merger Sub with and into NeuroDerm, subject to certain conditions. Upon completion of the merger, NeuroDerm will become a wholly-owned subsidiary of MTPC. NeuroDerm is holding an extraordinary general meeting of its shareholders (the “extraordinary general meeting”) in order to obtain shareholder approval of the merger agreement, the transactions contemplated under the merger agreement, including the merger, and the merger consideration. We cannot complete the merger unless our shareholders approve this proposal. We have included in this proxy statement important information about the merger, the merger agreement and the extraordinary general meeting. You should read this information carefully and in its entirety. We have attached a copy of the merger agreement as Annex A. The enclosed voting materials allow you to vote your shares without personally attending the NeuroDerm extraordinary general meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.
Q:	When and where will the extraordinary general meeting be held?
A:	The extraordinary general meeting is scheduled to be held at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, at 3:00 p.m. (Israel time), on September 12, 2017.
Q:	Who is entitled to vote at the extraordinary general meeting?
A:	NeuroDerm has fixed August 10, 2017 as the record date for the extraordinary general meeting. If you were a NeuroDerm shareholder at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, you may only vote your shares if you are present in person or represented by proxy or proxy card at the extraordinary general meeting.
Q:	What matters will be voted on at the extraordinary general meeting?
A:	You will be asked to consider and vote on a proposal to approve the acquisition of NeuroDerm by MTPC, including approval of the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement, including, without limitation, the purchase by NeuroDerm of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement (the “merger proposal”).

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Q:	What will I receive in the merger?
A:	Upon completion of the merger, you will be entitled to receive the merger consideration, consisting of $39.00 in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm that you own at the effective time of the merger. You will not receive any shares in the surviving company.
Q:	What is the recommendation of NeuroDerm’s board of directors?
A:	NeuroDerm’s board of directors unanimously recommends that you vote FOR the merger proposal.
Q:	What vote of NeuroDerm shareholders is required to complete the merger?
A:	Provided that a quorum is present, the adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates (each, a “MTPC Affiliate”). In order for your vote to be counted in respect of the merger proposal, you must affirm on the proxy card that you are not a MTPC Affiliate (by voting “FOR” in Item 1A of the proxy card). If you do not so affirm, your vote will not count towards the tally for the merger proposal.
Q:	Have any NeuroDerm shareholders agreed to vote FOR the merger agreement and the merger?
A:	Yes. Robert Taub, Uwe Wascher and Shmuel Cabilly, directors who collectively hold approximately 34% of the outstanding shares of NeuroDerm on the date of the merger agreement, have agreed to vote the subject ordinary shares at the extraordinary general meeting and any other meeting of the NeuroDerm shareholders however called (or in any action by written consent in lieu of a meeting) in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement.
Q:	What is the quorum required for the meeting?
A:	Pursuant to NeuroDerm’s Articles of Association, the quorum required for the extraordinary general meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power in NeuroDerm. The ordinary shares represented by Robert Taub, Uwe Wascher and Shmuel Cabilly, which are subject to the voting and support agreement described below, are sufficient to constitute a quorum.
Q:	When do you expect the merger to be completed?
A:	We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed. See the section of this document titled “The Merger Agreement — Conditions to the Merger” for a summary description of these conditions. We expect to complete the merger in the fourth quarter of 2017. Because the merger may be subject to governmental and regulatory approvals and other conditions, some of which are beyond MTPC’s and NeuroDerm’s control, the exact timing cannot be predicted with certainty.
Q:	Am I entitled to appraisal rights?
A:	No. Under Israeli law, holders of NeuroDerm ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Q:	Will I continue to be able to trade my NeuroDerm ordinary shares on the NASDAQ Global Market following the extraordinary general meeting?
A:	NeuroDerm shareholders are expected to be able to trade their NeuroDerm ordinary shares on the NASDAQ Global Market until the closing date of the merger.
Q:	What will happen to NeuroDerm share options?
A:	Each outstanding and unexercised share option to purchase one ordinary share of NeuroDerm issued under the Company’s 2014 Incentive Compensation Plan and 2007 Share Option Plan (together, the “Company Share Plans”), whether or not then vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $39.00 over (B) the exercise price of such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per ordinary share subject to any option is equal to or greater than $39.00, such option shall be canceled without payment of consideration.
Q:	What effects will the proposed merger have on NeuroDerm?
A:	As a result of the completion of the proposed merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of MTPC. Following the completion of the proposed merger, the registration of the NeuroDerm ordinary shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon notification to the U.S. Securities and Exchange Commission (the “SEC”). In addition, upon completion of the proposed merger, the NeuroDerm ordinary shares will no longer be listed on any stock exchange, including the NASDAQ Global Market.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their NeuroDerm ordinary shares. Instead, we will remain a public company and the NeuroDerm ordinary shares will continue to be listed on the NASDAQ Global Market. Under certain circumstances related to a termination, as specified in the merger agreement, we may be required to pay to MTPC a termination fee. Please see “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees” for a summary description of these circumstances.
Q:	How can I vote?
A:	If you are a shareholder of record, that is, if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company (the “transfer agent,” or the “paying agent”), these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the extraordinary general meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the extraordinary general meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on NeuroDerm’s website at www.neuroderm.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to roy@neuroderm.com or via fax to his attention at +972-8-946-1729. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.

All votes should be received by the transfer agent by 11:59 p.m. EDT on September 11, 2017 (or such earlier deadline as may be indicated on the proxy card), or received at NeuroDerm’s Israeli offices by 11:00 a.m. (Israel time), on September 12, 2017, in order to be counted towards the tally of ordinary shares voted at the extraordinary general meeting. Alternatively, if you wish to attend the extraordinary general meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the extraordinary general meeting.

Alternatively, if your ordinary shares are held in “street name” through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your shares on how to vote by either mailing your properly completed proxy card provided to you by your bank, broker or other nominee who holds your ordinary shares or by telephone by calling the number on your proxy card or (2) vote in person at the extraordinary general meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your ordinary shares, giving you the right to vote those ordinary shares in person. If you are not going to vote in person at the extraordinary general meeting, you must provide your bank, broker or other nominee who holds your ordinary shares with instructions on how to vote your ordinary shares. Your bank, broker or other nominee who holds your ordinary shares cannot vote or make any election with respect to your ordinary shares without receiving instructions from you. Please reach out to your bank, broker or other nominee who holds your ordinary shares and ask them to send you the proxy card.

Q:	What happens if I do not indicate how to vote on the proxy card?
A:	If you provide specific instructions (by marking a box) with regard to the merger proposal, your shares will be voted as you instruct. If you sign and return your proxy card (as defined below) without giving specific instructions with respect to the merger proposal, your shares will not be voted in respect of the merger proposal, unless you provide the required confirmation under Item 1A of the proxy card that you are not a MTPC Affiliate. If you are a beneficial owner of shares and do not specify how you want to vote on your proxy card, your bank, broker or other nominee will not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The proposal for the extraordinary general meeting will not be treated as a routine proposal, especially because our proxy statement is prepared in compliance with the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the meeting, but are not considered “present” for the purpose of voting on the merger proposal. Such shares therefore have no impact on the outcome of the voting on the merger proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.
Q:	Do NeuroDerm’s executive officers and directors have any interests in the merger?
A:	Yes. NeuroDerm’s executive officers and directors have interests in the merger that are different from, or are in addition to, those of NeuroDerm shareholders generally. For detailed information, please see “Summary — Interests of Certain Persons; Share Ownership of NeuroDerm Directors and Executive Officers,” “The Merger — Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger” and “The Merger — Post-Merger Retention and Incentive Arrangements.”
Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?
A:	Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the extraordinary general meeting. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by the transfer agent by 11:59 p.m. EDT on September 11, 2017, or at NeuroDerm’s Israeli offices by 11:00 a.m. (Israel time), on September 12, 2017, will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and as determined by the NeuroDerm board of directors concerning any other matter that may be presented to the extraordinary general meeting, as described above.

If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change your voting instructions.

Q:	If I purchased my NeuroDerm ordinary shares after the record date, may I vote these shares at the NeuroDerm extraordinary general meeting?
A:	No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares.
Q:	What happens if I sell my shares before the extraordinary general meeting?
A:	The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your NeuroDerm ordinary shares after the record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting, but will have transferred the right to receive the merger consideration with respect to such NeuroDerm ordinary shares. In order to receive the merger consideration, you must hold your NeuroDerm ordinary shares through the completion of the merger.
Q:	Should I send in my NeuroDerm share certificates now? When can I expect to receive the merger consideration for my shares?
A:	No. Please do not send your NeuroDerm share certificates with your proxy card. After the merger is completed, the paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your NeuroDerm share certificates for the merger consideration.
Q:	Will the merger consideration payable to me be subject to Israeli capital gains tax?
A:	As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non-Israeli resident shareholders who acquired their NeuroDerm ordinary shares prior to the date on which these shares were registered for trading on the NASDAQ Global Market and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their NeuroDerm ordinary shares in the merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the merger to them.

Non-Israeli resident shareholders who have acquired their NeuroDerm ordinary shares after such shares were registered for trading, may be subject to tax in Israel to the extent such shareholders have a permanent establishment in Israel.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?
A:	According to Israeli law, MTPC is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the Israeli Tax Authority in order to clarify the withholding mechanism. In addition, as part of the application, we will request that non-Israeli shareholders that purchased their ordinary shares on or after November 14, 2014 (the date on which NeuroDerm listed its shares on the NASDAQ Global Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our application will be accepted.
Q:	Will the merger consideration paid to U.S. holders of NeuroDerm ordinary shares be subject to U.S. federal income tax?
A:	The receipt of merger consideration by NeuroDerm shareholders that are U.S. holders will be a taxable event for U.S. federal income tax purposes. For more details, see “The Merger — Material U.S. Federal and Israeli Income Tax Consequences.”
Q:	How can I obtain additional information about NeuroDerm?

Our Annual Report on Form 20-F and other SEC filings also may be accessed on the Internet at www.sec.gov or on the investor relations page of NeuroDerm’s website at www.neuroderm.com. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the extraordinary general meeting, the merger or this document?
A:	If you have any questions about the extraordinary general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

NeuroDerm Ltd.
c/o Roy Golan
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670212, Israel
Tel: +972 (8) 946-2729
Email: roy@neuroderm.com

In addition, you may also direct any questions about the merger to, and request additional copies of this document from our proxy solicitor at:

Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: ndrm@morrowsodali.com

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements” on page 16, you should consider carefully the following risk factors in determining how to vote at the extraordinary general meeting. The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of NeuroDerm’s Annual Report on Form 20-F for the year ended December 31, 2016, which NeuroDerm filed with the SEC on March 29, 2017, and which is incorporated by reference into this proxy statement.

Failure to complete the merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 63, including, among others, that:

•	the NeuroDerm shareholders have approved the merger agreement;
•	the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted; and
•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

No assurance can be given that each of the conditions will be satisfied. In addition, the merger agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 65. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the merger consideration will also be delayed. If the merger is not completed (including in the case the merger agreement is terminated), our ongoing business may be adversely affected.

We also could be subject to litigation related to any failure to complete the merger. If the merger is not completed, these risks may materialize and may adversely affect the price of our ordinary shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the merger.

Some of the members of management and our board of directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger — Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger” beginning on page 38. These interests could cause members of our board of directors or our management to have a conflict of interest in recommending approval of the merger.

The fact that there is a merger pending could harm our business and results of operations.

While the merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from our product candidate trials and from our relationships with third-party manufacturers may detract from our ability to commercialize any of our product candidates;
•	we have and will continue to incur expenses related to the merger prior to its closing; and
•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with NeuroDerm following completion of the merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. If NeuroDerm terminates the merger agreement prior to the receipt of the approval of the merger by NeuroDerm’s shareholders and NeuroDerm enters into an alternative transaction agreement with respect to an alternative acquisition proposal concurrently with the termination of the merger agreement, NeuroDerm is required to pay to MTPC a termination fee of $38 million. Furthermore, NeuroDerm is also required to pay to MTPC a termination fee of $38 million if (a) after the date of the merger agreement and at or prior to the date of the extraordinary general meeting an acquisition proposal has been publicly announced and not withdrawn or otherwise abandoned, (b) either NeuroDerm or MTPC terminates the merger agreement as a result of the failure to obtain the approval of the merger by NeuroDerm’s shareholders, and (c) within 12 months after such termination, NeuroDerm enters into a definitive agreement to effect such acquisition proposal with the party who made such acquisition proposal and such definitive agreement is subsequently completed. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the merger.

If the merger is not consummated by January 24, 2018, either we or MTPC may, under certain circumstances that may be beyond our control, choose not to proceed with the merger.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 63 and set forth in the merger agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger, and the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”). If the merger has not been completed by January 24, 2018, either NeuroDerm or MTPC may terminate the merger agreement, except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this document and is incorporated by reference into this proxy statement. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

NeuroDerm Ltd.

3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel

We are a clinical-stage pharmaceutical company developing next-generation drug-device combinations for patients suffering from Parkinson’s disease and central nervous system disorders through proprietary reformulations based on existing drugs that are intended to make a clinically meaningful difference in the quality of patients’ lives. Product candidates in our portfolio are designed to overcome major deficiencies in current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

Mitsubishi Tanabe Pharma Corporation

3-2-10, Dosho-machi, Chuo-ku, Osaka 541-8505, Japan

MTPC, which was founded in 1678, has its headquarters in Doshomachi, Osaka, which is the birthplace of Japan’s pharmaceutical industry. With business centered on ethical pharmaceuticals, MTPC is a well-established company and has the longest history of any listed company in Japan. Through the discovery of drugs that address unmet medical needs, centered on its priority disease areas — autoimmune diseases, diabetes and kidney diseases, central nervous system diseases, and vaccines — MTPC strives to contribute to the health of patients around the world.

MT Porto Ltd.

c/o Mitsubishi Tanabe Pharma Corporation
3-2-10, Dosho-machi, Chuo-ku, Osaka 541-8505, Japan

Merger Sub is a newly-formed, wholly-owned subsidiary of MTPC. MTPC formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.

See “The Companies” beginning on page 22.

NeuroDerm’s Reasons for Approval of the Merger; Recommendation of the NeuroDerm Board of Directors

After careful consideration, NeuroDerm’s board of directors has:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, NeuroDerm and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of NeuroDerm to its creditors;
•	approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and
•	determined to recommend that NeuroDerm’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

NeuroDerm’s board of directors recommends that you vote FOR the approval of the merger proposal.

In reaching its decision to approve the merger proposal and to recommend that NeuroDerm shareholders vote to approve the merger proposal, NeuroDerm’s board of directors consulted with NeuroDerm’s management and NeuroDerm’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger — Reasons for Approval of the Merger; Recommendation of the Board.”

Opinion of NeuroDerm’s Financial Advisor

The Company retained Centerview Partners LLC, which is referred to in this proxy statement as “Centerview,” as financial advisor to the board of directors of NeuroDerm in connection with, among other things, a review of various strategic alternatives, including third-party proposals for business combination transactions, such as the proposed merger consideration, merger and the other transactions contemplated by the merger agreement which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “The Merger — Opinion of NeuroDerm’s Financial Advisor.” In connection with this engagement, the board of directors of NeuroDerm requested that Centerview evaluate the fairness, from a financial point of view, to the holders of ordinary shares (other than (i) shares held in the treasury of the Company (dormant shares), together with (ii) any shares reserved for future grants under the Company Share Plans, or owned by MTPC or any direct or indirect wholly owned subsidiary of NeuroDerm or of MTPC immediately prior to the effective time of the merger (the shares referred to in clauses (i) and (ii) together with any shares held by any affiliate of NeuroDerm or MTPC, collectively referred to as “Excluded Shares” throughout this section and the summary of Centerview’s opinion below under the caption “The Merger — Opinion of NeuroDerm’s Financial Advisor”) of the $39.00 per share cash consideration proposed to be paid to such holders pursuant to the merger agreement, which is referred to as the “merger consideration” in this summary of Centerview’s opinion.

On July 23, 2017, Centerview rendered to the board of directors of NeuroDerm its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion as set forth in such opinion, the merger consideration proposed to be paid to the holders of ordinary shares (other than Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 23, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. The summary of Centerview’s written opinion set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex C. Centerview’s financial advisory services and opinion were provided for the information and assistance of the board of directors of NeuroDerm (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of ordinary shares (other than Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any stockholder of NeuroDerm or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

See “The Merger — Opinion of NeuroDerm’s Financial Advisor.”

Interests of Certain Persons; Share Ownership of NeuroDerm Directors and Executive Officers

When considering the recommendation by NeuroDerm’s board of directors to vote FOR the merger proposal, you should be aware that executive officers and directors of NeuroDerm have interests in the merger that may be different from your interests, including:

•	Acceleration of Vesting of Unvested Share Options; Value Attributable to Outstanding Vested and Unvested Share Options. Each outstanding and unexercised share option to purchase one ordinary share of NeuroDerm issued under the Company Share Plans, whether or not then vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $39.00 over (B) the exercise price for the ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per ordinary share subject to any option is equal to or greater than $39.00, such option shall be canceled without payment of any consideration. See “The Merger — Effect of the Merger on Company Share Plans.”
•	Indemnification and Insurance. Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of NeuroDerm prior to the effective time of the merger. In accordance with the merger agreement and subject to the approval of the merger proposal at the extraordinary general meeting, NeuroDerm intends to acquire a run-off directors’ and officers’ liability insurance for seven years after the effective time of the merger. See “The Merger — Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger — Indemnification and Insurance.”

In addition, based on discussions between MTPC and NeuroDerm’s Chief Executive Officer that took place after the signing of the merger agreement, MTPC intends to cause NeuroDerm to establish a retention plan and a long-term incentive plan for certain executive officers (including NeuroDerm’s Chief Executive Officer) and other key employees that will take effect after the effective time of the merger. See “The Merger — Post-Merger Retention and Incentive Arrangements.”

As of the record date for the extraordinary general meeting, the directors and executive officers of NeuroDerm, as a group, beneficially owned in the aggregate approximately 37.7% of the outstanding NeuroDerm ordinary shares.

See “Share Ownership of Certain Beneficial Owners, Directors and Executive Officers of NeuroDerm” and “The Merger — Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger.”

The Merger Agreement

The merger agreement is attached as Annex A to this document. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See “The Merger Agreement.”

Structure of the Merger

The merger is being effected as a merger between NeuroDerm and Merger Sub under the Companies Law. In the merger, Merger Sub, a wholly-owned subsidiary of MTPC, will be merged with and into NeuroDerm. NeuroDerm will be the surviving company of the merger and will become a wholly-owned subsidiary of MTPC. See “The Merger Agreement — The Merger.”

Consideration

If the merger is completed, each holder of ordinary shares of NeuroDerm at the effective time of the merger will be entitled to receive $39.00 per share in cash, without interest and less any applicable withholding taxes. See “The Merger — Effects of the Merger on Our Ordinary Shares,” and “The Merger Agreement — The Merger Consideration and the Conversion of Share Capital.”

Treatment of Share Options Outstanding under our Company Share Plans

As of the effective time of the merger, the Company Share Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its subsidiary shall be cancelled.

At the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of NeuroDerm, whether or not then vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $39.00 over (B) the exercise price for the ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per ordinary share subject to any option is equal to or greater than $39.00, such option shall be canceled without payment of any consideration. See “The Merger — Effect of the Merger on Company Share Plans.”

The Extraordinary General Meeting of NeuroDerm’s Shareholders

Date, Time, Place and Agenda. The extraordinary general meeting is scheduled to be held at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, at 3:00 p.m. (Israel time), on September, 12, 2017. The meeting is being held for the purpose of considering a proposal to approve the acquisition of NeuroDerm by MTPC, including approval of the merger agreement, the merger, the merger consideration, the purchase by NeuroDerm of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement, and all other transactions and arrangements contemplated under the merger agreement (the “merger proposal”).

We do not currently expect there to be any other matters on the agenda at the extraordinary general meeting; however, if any other matter is properly presented at the extraordinary general meeting, including voting on the adjournment or postponement of the extraordinary general meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date.  NeuroDerm has fixed August 10, 2017 as the record date for the extraordinary general meeting. If you were a NeuroDerm shareholder at the close of business on the record date, you are entitled to vote on matters that come before the NeuroDerm extraordinary general meeting. There are 26,345,938 ordinary shares entitled to be voted at the extraordinary general meeting.

Required Vote.  Provided that a quorum is present, the adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates (each, a “MTPC Affiliate”). See “The Extraordinary General Meeting.”

Conditions to the Merger

The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

Conditions to Each Party’s Obligations.

•	the NeuroDerm shareholders have approved the merger agreement;
•	the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted; and

•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

Conditions to MTPC’s and Merger Sub’s Obligations.

•	Accuracy of representations and warranties of NeuroDerm in the merger agreement, subject to certain qualifiers;
•	NeuroDerm has performed and complied with its obligations under the merger agreement in all material respects;
•	the delivery of an officer’s certificate by NeuroDerm certifying that the above conditions have been satisfied and that NeuroDerm’s board of directors has obtained all required approvals for the execution, performance and consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement; and
•	no material adverse effect with respect to NeuroDerm has occurred since the execution and delivery of the merger agreement and that is continuing.

Conditions to NeuroDerm’s Obligations.

•	Accuracy of representations and warranties of MTPC and Merger Sub in the merger agreement, subject to certain qualifiers;
•	MTPC and Merger Sub have performed and complied with their obligations under the merger agreement in all material respects; and
•	the delivery of an officer’s certificate by MTPC and Merger Sub certifying that the above conditions have been satisfied.

See “The Merger Agreement — Conditions to the Merger.”

Termination of the Merger Agreement

MTPC and NeuroDerm can agree to terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger, whether before or after approval of the merger by NeuroDerm’s shareholders. In addition, either MTPC or NeuroDerm can terminate the merger agreement if any of the following, among other things, occurs:

•	a governmental entity has issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to any party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur and such act or failure to act constitutes a breach of the merger agreement;
•	the merger is not consummated by January 24, 2018 (such date referred to as the “outside date”), except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or
•	the approval of the merger by the NeuroDerm shareholders is not obtained at the extraordinary general meeting.

In addition, NeuroDerm can terminate the merger agreement to enter into a binding definitive agreement for a superior proposal, subject to complying with the conditions specified in the merger agreement. MTPC may terminate the merger agreement at any time prior to the receipt of the approval of the merger by the NeuroDerm shareholders if NeuroDerm’s board of directors (or a committee thereof) has effected a company board recommendation change which has not been withdrawn.

See “The Merger Agreement — Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting NeuroDerm’s right to solicit acquisition proposals.

See “The Merger Agreement — No Solicitation.”

Termination Fees

NeuroDerm is required to pay to MTPC a termination fee of $38 million, if the merger agreement is terminated under any of the following circumstances:

•	(a) after the date of the merger agreement and at or prior to the date of the extraordinary general meeting an acquisition proposal has been publicly announced and not withdrawn or otherwise abandoned, (b) either NeuroDerm or MTPC terminates the merger agreement as a result of the failure to obtain the approval of the merger by the NeuroDerm shareholders, and (c) within 12 months after such termination, NeuroDerm enters into a definitive agreement to effect such acquisition proposal with the party who made such acquisition proposal and such definitive agreement is subsequently completed;
•	NeuroDerm terminates the merger agreement prior to the receipt of the approval of the merger by the NeuroDerm shareholders and NeuroDerm enters into an alternative transaction agreement with respect to a superior proposal concurrently with the termination of the merger agreement; or
•	MTPC terminates the merger agreement as a result of a company board recommendation change that has not been withdrawn.

See “The Merger Agreement — Termination Fees.”

Expenses

All fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

See “The Merger Agreement — Expenses.”

Absence of Appraisal Rights

Under Israeli law, holders of NeuroDerm ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Regulatory Approvals

Under the merger agreement, NeuroDerm is required to provide a notice to the Israeli National Authority for Technological Innovation (the “Innovation Authority”), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, regarding the change in ownership of NeuroDerm effected as a result of the merger. NeuroDerm submitted such notice on August 15, 2017. Following the closing, MTPC is required to provide a related undertaking to the Innovation Authority. MTPC and NeuroDerm are furthermore required to file notifications with certain governmental authorities under the HSR Act and be subject to a waiting period that must either be terminated or expire before the merger can be completed. MTPC and NeuroDerm have also agreed to submit to the Israeli Anti-Trust Authority (“IAA”) a joint request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law – 1998 in connection with the merger as soon as practicable after the date of the merger agreement. The IAA granted the request on August 15, 2017.

See “The Merger — Regulatory Matters.”

Material U.S. Federal and Israeli Income Tax Consequences

The receipt by a U.S. holder of cash in exchange for NeuroDerm ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.

See the section of this document titled “The Merger — Material U.S. Federal and Israeli Income Tax Consequences for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger. You should consult your tax advisor about the particular tax consequences of the merger to you.

The Voting and Support Agreements

Robert Taub, Uwe Wascher and Shmuel Cabilly, directors who collectively hold approximately 34% of the outstanding shares of NeuroDerm on the date of the merger agreement, have entered into voting and support agreements, pursuant to which each of them agreed to vote their shares of NeuroDerm:

•	in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement;
•	against any acquisition proposal or any transaction that is the subject of an acquisition proposal; and
•	in favor of any adjournment or postponement of the extraordinary general meeting or other meeting recommended by NeuroDerm’s board of directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled, as applicable.

See “The Voting and Support Agreements.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Extraordinary General Meeting and the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceedings that may be instituted against NeuroDerm and others relating to the merger agreement;
•	the failure of the merger to close for any other reason;
•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on operating results and business generally;
•	the distraction of our management resulting from the proposed transaction; and
•	other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F. See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 72.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of NeuroDerm or the combined company could be materially adversely affected by any of these factors. NeuroDerm does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

NeuroDerm ordinary shares are traded on the NASDAQ Global Market under the symbol “NDRM.” NeuroDerm’s fiscal year ends on December 31.

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market.

	NASDAQ Global Market
Year	High	Low
2014*	$19.07	$5.67
2015	$26.50	$9.11
2016	$23.70	$11.76
2017 (through August 10, 2017)	$38.85	$20.00

*	Prices of our ordinary shares on the NASDAQ Global Market for 2014 are from November 14, 2014, the date they started trading on such market.

Quarterly Share Information

The following table sets forth, for each of the financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2016
First Quarter	$17.72	$11.755
Second Quarter	$19.10	$13.46
Third Quarter	$19.15	$15.57
Fourth Quarter	$23.70	$15.20
2017
First Quarter	$30.45	$20.75
Second Quarter	$31.25	$20.00
Third Quarter (through August 10, 2017)	$38.85	$27.95

Monthly Share Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
February 2017	$25.45	$22.40
March 2017	$30.45	$25.35
April 2017	$28.90	$25.45
May 2017	$28.95	$20.00
June 2017	$31.25	$20.80
July 2017	$38.85	$27.95
August 2017 (through August 10, 2017)	$38.75	$38.55

We have not declared or paid cash dividends on our ordinary shares. Our current policy is to retain earnings for use in our business.

THE EXTRAORDINARY GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by NeuroDerm’s board of directors for use at NeuroDerm’s extraordinary general meeting. The extraordinary general meeting will be held at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel on September 12, 2017 at 3:00 p.m. (Israel time), unless it is postponed or adjourned.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the acquisition of NeuroDerm by MTPC, including the approval of: (i) the merger agreement; (ii) the merger on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger (collectively, the “merger proposal”).

You also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting, including voting on the adjournment or postponement of such meetings. NeuroDerm currently does not contemplate that any other matters will be considered at the extraordinary general meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held NeuroDerm ordinary shares at the close of business on August 10, 2017 (the “record date”) are entitled to notice of, and to vote at, the extraordinary general meeting. In addition, shareholders who, as of the record date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of NeuroDerm or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the extraordinary general meeting, but may not actually vote their shares in person at the meeting unless obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares.

As of the record date, there were 26,345,938 ordinary shares issued, outstanding and entitled to vote at the extraordinary general meeting.

Recommendation of the Board of Directors

After careful consideration, the board of directors of NeuroDerm has:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, NeuroDerm and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of NeuroDerm to its creditors;
•	approved the merger agreement, the merger, the merger consideration, the run-off directors’ and officers’ liability insurance and the other transactions and arrangements contemplated under the merger agreement; and
•	determined to recommend that NeuroDerm’s shareholders approve the merger agreement, the merger, the merger consideration, the run-off directors’ and officers’ liability insurance and the other transactions and arrangements contemplated under the merger agreement.

Accordingly, the board of directors of NeuroDerm recommends that you vote FOR the merger proposal.

Quorum and Voting

Pursuant to NeuroDerm’s Amended and Restated Articles of Association, the quorum required for the extraordinary general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in NeuroDerm. If a quorum is not present within thirty minutes from the time appointed for the extraordinary general meeting, the extraordinary general meeting will stand adjourned either (a) to the same day in the next week, at the same time and place, (b) to such day and at such time and place as indicated in the notice of such meeting, or (c) to such day and at such time and place as the Chairman of the extraordinary general meeting shall determine (which may be earlier or later than the date pursuant to clause (a) above) and NeuroDerm will not be obligated to give notice to the shareholders of the adjourned meeting. At the adjourned meeting, any matter that was to be addressed during the extraordinary general meeting will be addressed, provided at least two shareholders are present in person or by proxy, regardless of the voting power in NeuroDerm held by them.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger. On the merger proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

On the merger proposal to be submitted to the shareholders for consideration at the extraordinary general meeting, only ordinary shares that are voted on the proposal will be counted toward determining whether such proposal is approved. Ordinary shares present at the extraordinary general meeting that are not voted on the merger proposal, or ordinary shares present by proxy where their holder properly withheld authority to vote on the merger proposal (including broker non-votes), will not be counted in determining whether the proposal is approved by shareholders.

Each ordinary share is entitled to one vote on the merger proposal or any other item that comes before the extraordinary general meeting, If two or more persons are registered as joint holders of any ordinary share, the right to attend the extraordinary general meeting will be conferred upon each of such joint owners, but the right to vote at the extraordinary general meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the extraordinary general meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in NeuroDerm’s shareholder register.

Voting Results

The preliminary voting results will be announced at the extraordinary general meeting. The final voting results will be tallied by NeuroDerm’s corporate secretary based on the information provided by NeuroDerm’s transfer agent and will be published following the extraordinary general meeting on a Report of Foreign Private Issuer on Form 6-K.

Voting of Proxies

If you a record shareholder, your signed proxy card must be received at our offices at least four hours prior to the designated time for the extraordinary general meeting (i.e., by 11:00 a.m., Israel time, on September 12, 2017) to be validly included in the tally of ordinary shares voted at the extraordinary general meeting. If submitted to our transfer agent, American Stock Transfer & Trust Company, located at 6201 15th Ave., Brooklyn, NY 11219, a signed proxy card must be received by 11:59 p.m., EDT, on September 11, 2017 to be counted towards the tally of ordinary shares so voted. In the alternative, a proxy card may be presented in person to the chairman of the extraordinary general meeting at such meeting in order to be counted towards the tally of votes at the meeting. If you are a record shareholder and attend the extraordinary general meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the extraordinary general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. DO NOT enclose or return your share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the merger proposal (unless the required confirmation is provided under Item 1A of the proxy card that the shareholder is not a MTPC Affiliate).

Shares Held in Street Name.  If your shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the proxy card provided by your bank, broker or other nominee. If you plan to attend the extraordinary general meeting, you will need a proxy from your bank, broker or other nominee in order to be given a ballot to vote the shares.

Revoking or Changing Your Vote

Shares Registered in Your Name.  Any proxy you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked by one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which must be received in our offices at least four hours prior to the time set for beginning the extraordinary general meeting (i.e., by 11:00 a.m., Israel time, on September 12, 2017);
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•	you can attend the extraordinary general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the Chairman of the extraordinary general meeting and then vote in person. Your attendance at the extraordinary general meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the extraordinary general meeting should be delivered to our principal executive offices, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel, Attention: Chief Financial Officer or hand-delivered to our Chairman of the Board at or before the taking of the vote at the extraordinary general meeting.

Shares Held in Street Name.  If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Oded S. Lieberman and Roy Golan, each individually, will serve as proxies for shareholders of NeuroDerm under the enclosed form of proxy with respect to the matter to be voted upon at the extraordinary general meeting.

Required Vote for the Merger Proposal

Provided that a quorum is present, the adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates (each, a “MTPC Affiliate”). In order for your vote to count in respect of the merger proposal, you must affirm in the proxy card that you are not a MTPC Affiliate (by voting “FOR” in Item 1A of the proxy card). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

Share Ownership of NeuroDerm Directors and Executive Officers

As of the record date for the extraordinary general meeting, directors and executive officers of NeuroDerm beneficially owned, in the aggregate, approximately 37.7% of the NeuroDerm ordinary shares outstanding. All of those shares are subject to the voting and support agreement described further below in this proxy statement pursuant to which the directors and executive officers holding those shares have agreed to vote in favor of the merger proposal.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of NeuroDerm may solicit proxies for the extraordinary general meeting from NeuroDerm’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of NeuroDerm ordinary shares held of record by those persons, and NeuroDerm will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any NeuroDerm share certificates with your proxy cards or voting instruction cards.

Attending the NeuroDerm Extraordinary General Meeting

Only NeuroDerm’s shareholders, including joint holders, who held shares of record as of the close of business on August 10, 2017 and other persons holding valid proxies for the extraordinary general meeting are entitled to attend the extraordinary general meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the extraordinary general meeting. NeuroDerm’s shareholders who are not record holders but hold shares through a bank, broker or other nominee in “street name” should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to August 10, 2017, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its ordinary shares at the meeting will furthermore need to present a proxy from the bank, broker or other nominee through which the share are held. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the extraordinary general meeting.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

NeuroDerm Ltd.
c/o Roy Golan
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670212, Israel
Tel: +972 (8) 946-2729
Email: roy@neuroderm.com

or

Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: ndrm@morrowsodali.com

Other Matters

NeuroDerm is not aware of any other business to be acted upon at the extraordinary general meeting. If, however, other matters are properly brought before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the extraordinary general meeting or any adjournment or postponement thereof.

PROPOSAL 1: THE MERGER PROPOSAL

THE COMPANIES

NeuroDerm Ltd.

NeuroDerm is a clinical-stage pharmaceutical company developing next-generation drug-device combinations for patients suffering from Parkinson’s disease and central nervous system disorders through proprietary reformulations based on existing drugs that are intended to make a clinically meaningful difference in the quality of patients’ lives. Product candidates in our portfolio are designed to overcome major deficiencies in current treatments and achieve enhanced clinical efficacy through continuous, controlled administration, primarily subcutaneously or transdermally. Additionally, because our product candidates are based on reformulations of leading, approved drugs, we believe that most of them qualify for an accelerated, lower risk regulatory pathway to marketing approval.

NeuroDerm’s mailing address and executive offices are located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel.

Additional information concerning NeuroDerm is included in NeuroDerm’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information.”

Mitsubishi Tanabe Pharma Corporation

MTPC, which was founded in 1678, has its headquarters in Doshomachi, Osaka, which is the birthplace of Japan’s pharmaceutical industry. With business centered on ethical pharmaceuticals, MTPC is a well-established company and has the longest history of any listed company in Japan. Through the discovery of drugs that address unmet medical needs, centered on its priority disease areas — autoimmune diseases, diabetes and kidney diseases, central nervous system diseases, and vaccines — MTPC strives to contribute to the health of patients around the world.

MTPC’s mailing address and executive offices are located at 3-2-10, Dosho-machi, Chuo-ku, Osaka 541-8505, Japan

MT Porto Ltd.

Merger Sub is a newly-formed, wholly-owned subsidiary of MTPC. MTPC formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Upon consummation of the merger, Merger Sub will merge with and into NeuroDerm and will cease to exist.

Merger Sub’s mailing address and executive offices are located at 3-2-10, Dosho-machi, Chuo-ku, Osaka 541-8505, Japan, c/o Mitsubishi Tanabe Pharma Corporation.

THE MERGER

Background of the Merger

From time to time in the period prior to NeuroDerm’s initial public offering (the “IPO”) in November 2014, NeuroDerm had preliminary discussions with various participants in the pharma industry regarding potential strategic transactions, including a possible sale of NeuroDerm or licensing and distribution agreements. These discussions led to preliminary indications of interest from two parties in a potential acquisition of NeuroDerm at prices well below the consideration to be paid in connection with the merger with MTPC. Following the IPO, representatives of several strategic participants in the pharma industry from time to time contacted NeuroDerm’s senior management team to discuss potential strategic transactions with NeuroDerm. NeuroDerm’s senior management team from time to time engaged in such discussions as part of its ordinary course efforts to remain knowledgeable about its market and its strategic options.

On November 22, 2016, NeuroDerm held a board of directors meeting to discuss the interest in potential strategic transactions that NeuroDerm had been receiving from various parties and the efforts that such parties had undertaken to explore the possibility of a strategic transaction with NeuroDerm. The board of directors also discussed with management the financing needs of NeuroDerm and the status of its clinical trials for ND0612. Dr. Lieberman described for the board of directors the preliminary contacts that had occurred between NeuroDerm and potential strategic partners. He described the most recent preliminary, non-binding indication of interest received from one party, Party A, for an acquisition of NeuroDerm for a cash price of $26.50 per ordinary share. The board of directors discussed this potential opportunity as well as NeuroDerm’s End-of-Phase 2 meeting with the FDA at which NeuroDerm learned that the FDA would not object to NeuroDerm replacing its two large, planned Phase 3 efficacy trials, with pharmacokinetic (“PK”) trials. The board of directors also discussed with senior management, NeuroDerm’s overall business and financial situation, including its financing needs as well as conditions in the equity financing markets for NeuroDerm. White & Case LLP and Meitar Liquornik Geva Leshem Tal, outside legal counsel to NeuroDerm, which we refer to as “White & Case” and “Meitar,” respectively, in this proxy statement, were also present at the board of directors meeting. At this meeting, the board of directors determined to undertake an equity offering to help finance the continued development of NeuroDerm’s product candidates. NeuroDerm promptly terminated all ongoing discussions regarding a potential strategic transaction.

NeuroDerm issued a press release regarding the End-of-Phase 2 meeting on December 5, 2016. On December 6, 2016, NeuroDerm launched a public offering of its ordinary shares that priced on December 7, 2016 at $18.75 per share to the public and raised net proceeds of $80.8 million for NeuroDerm.

During January 2017, in light of these developments, the positive market reaction to the equity offering and announcement regarding its End-of-Phase 2 meeting, NeuroDerm’s senior management began to again consider the possibility of a strategic transaction. In anticipation of raising with the board of directors at the end of January the possibility of exploring potential strategic alternatives, Dr. Lieberman and Mr. Roy Golan, NeuroDerm’s Chief Financial Officer, met with several potential financial advisors who could assist NeuroDerm in its exploration of strategic alternatives if the board of directors were to determine to pursue such a course.

On January 25, 2017, NeuroDerm’s board of directors held a regularly scheduled meeting. Members of NeuroDerm’s senior management, and representatives of White & Case and Meitar, also participated in this meeting. NeuroDerm’s senior management reviewed with NeuroDerm’s board of directors updates regarding, among other things, NeuroDerm’s cash position and headcount, a review of the recent equity offering, the status of NeuroDerm’s clinical trials and NeuroDerm’s research and development pipeline. Senior management then reviewed with the board of directors the various unsolicited approaches with the parties who had previously indicated some interest in pursuing potential strategic transactions with NeuroDerm and explored the possibility of commencing a process with the assistance of a financial advisor to explore strategic alternatives for NeuroDerm. Dr. Lieberman and Mr. Golan then reviewed with the board of directors the relative merits and qualifications of a number of financial advisors that could be retained in connection with a potential exploration of strategic alternatives. In considering which financial advisor seemed best suited to NeuroDerm’s circumstances, the board of directors reviewed a range of factors including, but not limited to, the likelihood of senior level attention, pharma industry experience and access to key decision makers at potential bidders, perceived level of discretion, independence and potential conflicts of interest, sell side experience and focus on M&A transactions. Following this discussion, the board of directors authorized senior management to continue discussions with potential financial advisors and make a recommendation to the board of directors regarding the engagement of a financial advisor. Representatives of White & Case and Meitar reviewed with NeuroDerm’s board of directors its fiduciary duties in the context of engaging in a process for the consideration of strategic alternatives that could result in the sale of NeuroDerm. At the meeting, Robert Taub, Larry Ellberger and Dr. Oded Lieberman were constituted as a committee of the board of directors to assist the board and management in selecting a financial advisor and help with related activities.

Following further discussions with potential financial advisors, on March 5, 2017, Mr. Robert Taub, Dr. Lieberman and Mr. Golan met with representatives of Centerview at White & Case’s offices in Boston. At that meeting Centerview presented an overview of conditions in the biopharma market, a proposed timeline for NeuroDerm’s strategic process, a list of potential acquirers and an indication of proposed next steps. Following this meeting, NeuroDerm’s senior management determined to recommend to the board of directors the engagement of Centerview as its financial advisor subject to the approval of the board of directors.

On March 28, 2017, NeuroDerm’s board of directors convened a regularly scheduled telephonic meeting. Mr. Golan also attended this meeting. Dr. Lieberman and Mr. Golan reviewed with NeuroDerm’s board of directors updates regarding, among other things, NeuroDerm’s business and financial conditions and the status of NeuroDerm’s clinical trials. Mr. Roy Golan also described for the board of directors management’s efforts, together with Mr. Taub and Mr. Ellberger, to reach agreement with Centerview on a proposed engagement letter with Centerview and summarized its key terms. Prior to the board of directors’ consideration of the engagement of Centerview, representatives of Centerview disclosed certain relationships that Centerview (or its affiliates) has with potential parties that were likely to be contacted in connection with the strategic alternatives review process, including Party A. NeuroDerm’s board of directors considered the facts and circumstances surrounding such relationships in determining whether to engage Centerview to provide financial advisory services to NeuroDerm. NeuroDerm’s board of directors approved the formal engagement of Centerview as financial advisor to NeuroDerm (with an effective date of March 6, 2017) based on the factors previously discussed with the board of directors and the terms of the engagement letter. In addition, the board of directors discussed with NeuroDerm’s management the possibility that, in connection with the exploration of strategic alternatives, management could require guidance from the board of directors more frequently than the board of directors would normally meet. Consequently, the board of directors determined that it would be advisable to constitute a transaction committee for the purpose of providing such guidance and oversight with decisions that might be needed between formal board of directors meetings (such committee, the “transaction committee”). The board of directors determined to appoint Robert Taub, Larry Ellberger and Dr. Oded Lieberman to comprise the transaction committee. The transaction committee was established for the purpose of considering, negotiating and overseeing strategic alternatives for NeuroDerm, including a potential sale of NeuroDerm and recommending in favor of or against a sale or exploring potential alternative transactions to a sale. The transaction committee was required to report to the board of directors and was not authorized to approve any strategic transaction.

Following the March 28, 2017 board of directors meeting, representatives of Centerview were in contact with MTPC and 14 other parties, previously identified in consultation with the transaction committee, including Party A, to gauge their respective interests in pursuing a potential strategic transaction involving NeuroDerm.

From late April 2017 through May 31, 2017, representatives of White & Case with Meitar and members of NeuroDerm’s senior management negotiated the terms of nondisclosure agreements with nine parties who had indicated to Centerview their interest in exploring a strategic transaction with NeuroDerm. NeuroDerm ultimately executed nondisclosure agreements with those nine parties, including Party A, Party B, Party C and an affiliate of MTPC. The six other potential bidders that were initially contacted did not proceed any further.

Between May 18, 2017 and May 31, 2017, NeuroDerm’s senior management made management presentations or hosted due diligence conference calls with eight parties who had executed nondisclosure agreements. NeuroDerm also granted such parties access to preliminary information regarding NeuroDerm’s business, management and prospects and to a virtual data room that contained non-public legal, financial and operations-related due diligence materials of NeuroDerm. A ninth party conducted its due diligence solely through the virtual data room. The virtual data room was continually updated with new information, including information in response to inquiries from potential bidders. At the direction of the transaction committee, given telephonically on May 23, 2017, Centerview delivered a first-round process letter to eight potential bidders on May 24, 2017 and to a ninth potential bidder on May 31, 2017. The first-round process letter requested potential bidders to submit non-binding indications of interest in an acquisition of NeuroDerm and described the timing and procedure requirements to submit an indication of interest.

On June 12, 2017, a Bloomberg article reported that NeuroDerm was working with financial advisors on a possible sale transaction. The closing trading price on Nasdaq on June 12, 2017 was $25.00, representing a 15% increase over $21.75, the closing trading price on June 9, 2017, the trading day immediately preceding the publication of the Bloomberg article on June 12, 2017. However, no additional parties contacted NeuroDerm or Centerview regarding a potential strategic transaction involving NeuroDerm following publication of the Bloomberg article.

Between June 15 and June 19, 2017, Centerview received preliminary, non-binding indications of interest in an acquisition of NeuroDerm from Party B and MTPC, and was informed by an additional party (Party C) that it remained interested in a potential transaction and that it was continuing its due diligence process. MTPC’s preliminary, non-binding indication of interest was for the acquisition of 100% of NeuroDerm in an all-cash transaction at $35.00 per ordinary share. MTPC’s indication of interest stated that its proposal would be financed with cash on its balance sheet, was not subject to MTPC shareholder approval and was not subject to any financing condition. It also indicated that the proposal was conditioned on completion of MTPC’s due diligence investigation and that MTPC expected NeuroDerm’s directors who are also large shareholders to enter into voting agreements in support of the proposed transaction. The indication of interest from Party B was for a lower price and was payable solely in stock of Party B.

During this period, Centerview also received oral feedback from two additional potential bidders that were among the original nine bidders. The two bidders indicated that they were interested in an acquisition of NeuroDerm at valuations that the bidders realized would be less competitive based on market conditions, but were open to further dialogue in the future if circumstances changed. One of these two potential bidders indicated orally that it would be willing to discuss a transaction involving contingent value rights as part of the consideration.

Following receipt of the two preliminary indications of interest by Party B and MTPC, the transaction committee met telephonically with Centerview and with Mr. Golan on June 19, 2017, to discuss the proposals and potential next steps. Following such discussion, on June 21, 2017, Centerview, at the direction of the board of directors of NeuroDerm, informed both Party B and MTPC of the need to improve their prices to proceed further in the process.

On June 26, 2017, NeuroDerm’s board of directors convened a telephonic meeting to review, among other things, the status of the efforts to explore strategic alternatives. Members of NeuroDerm’s senior management and representatives of White & Case, Meitar and Centerview also participated in the meeting. Representatives of Centerview provided NeuroDerm’s board of directors with an update regarding the process and the state of the industry. The board of directors discussed with Centerview the efforts undertaken by the potential buyers and relative merits of the proposals received. The board of directors also discussed whether or not it was the right time to pursue a potential strategic transaction and the risks of waiting for additional development of NeuroDerm’s product candidates and devices. The board of directors did not determine whether either of the two proposals was acceptable and asked Centerview to continue negotiation to improve the price.

On June 30, 2017, MTPC submitted a revised non-binding indication of interest in which it increased the price per ordinary share which it would pay in cash from $35.00 to $37.00 and indicated that the other conditions contained in its June 19, 2017 letter were still applicable.

On July 2, 2017, the board of directors held a telephonic meeting to discuss the status of the process to explore strategic alternatives. Representatives of Centerview, White & Case and Meitar were present at the meeting. Centerview described the proposals that had been received, and the status of Party C’s ongoing efforts. The board of directors again did not determine that any proposal was acceptable and instructed Centerview to continue negotiations to improve the price.

On July 6, 2017, Centerview, at the direction of the board of directors, invited MTPC to complete its diligence and submit a formal binding offer for NeuroDerm by July 20, 2017. At the direction of the board of directors, Centerview also encouraged Party C to complete its ongoing work and provide an indication of value within the same time frame. In addition, Centerview continued to engage in discussions with Party C while MTPC completed its diligence efforts. Following this invitation, through July 20, 2017, MTPC undertook a thorough business, operational, financial, accounting, legal and tax due diligence investigation of NeuroDerm with a view toward submitting a final binding offer. Such due diligence also included site visits on July 10, 2017.

In parallel to MTPC’s ongoing due diligence, between July 13, 2017 and July 17, 2017, representatives of White & Case and Meitar and representatives of Davis Polk & Wardwell LLP and Goldfarb Seligman & Co., outside legal counsel to MTPC, which we refer to as “Davis Polk” and “Goldfarb,” respectively, discussed certain terms and conditions of a draft merger agreement and a draft voting agreement (MTPC had requested that members of the board of directors who are large shareholders enter into customary voting and support agreements in support of MTPC’s proposal) that were initially delivered by White & Case and Meitar on July 5, 2017. Revised drafts were subsequently delivered by Davis Polk on July 17, 2017. In addition, on July 20, 2017, in accordance with the July 6, 2017 bid process letter, MTPC submitted a binding offer to acquire NeuroDerm for an increased purchase price of $39 per ordinary share.

On July 21, 2017, NeuroDerm’s board of directors convened a telephonic meeting to evaluate MTPC’s binding offer. Members of NeuroDerm’s senior management and representatives of White & Case, Meitar and Centerview also participated in the meeting. During this meeting, representatives of Centerview reviewed with NeuroDerm’s board of directors a financial analysis of the merger consideration, including a discussion of the financial assumptions prepared by NeuroDerm’s management underlying such financial analysis. Following this discussion, representatives of White & Case and Meitar led NeuroDerm’s board of directors in a discussion of the material terms and conditions of the merger agreement. In addition, NeuroDerm’s board of directors discussed the proposed purchase price, certain terms and conditions of the merger agreement, the prospects of continuing to operate NeuroDerm as a stand-alone, publicly-held entity, and the possibility that MTPC could withdraw or change its offer. The board of directors determined that the revised offer from MTPC was an attractive offer and authorized management and its advisors to negotiate with MTPC to finalize the definitive documentation on the economic terms proposed by MTPC.

Following this meeting, representatives of White & Case provided to representatives of Davis Polk and Goldfarb a further revised draft of the merger agreement and a further revised draft of the form of voting agreement. The revised draft merger agreement, among other changes, removed the MTPC termination right for breach of the non-solicitation covenants and proposed a termination fee of $38,000,000, or approximately 3.4% of the transaction value, which was lower than the termination fee proposed by MTPC. On July 22, 2017 and July 23, 2017, White & Case and Meitar continued to negotiate the final terms and conditions of the merger agreement and disclosure schedules with representatives of Davis Polk and Goldfarb.

On July 23, 2017, NeuroDerm’s board of directors convened a telephonic meeting to evaluate the proposed merger. Members of NeuroDerm’s senior management and representatives of White & Case, Meitar and Centerview also participated in the meeting. During this meeting, representatives of White & Case and Meitar provided an overview to NeuroDerm’s directors of their fiduciary duties in connection with their consideration of MTPC’s offer and the transactions contemplated by the merger agreement. Representatives of White & Case and Meitar discussed with the board of directors the key terms and conditions of the merger agreement and the voting and support agreement, which had been distributed to the board of directors earlier that day. The NeuroDerm board of directors also considered whether to accept MTPC’s request to include a provision in the merger agreement to allow MTPC access to certain key officers for purposes of discussing post-closing employment and retention agreements with MTPC. Also at the July 23, 2017 meeting, representatives of Centerview reviewed with NeuroDerm’s board of directors Centerview’s financial analysis of the merger consideration, and rendered to the board of directors of NeuroDerm an oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the merger consideration to be paid to the holders of ordinary shares (other than the Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of NeuroDerm’s Financial Advisor.” After further discussions with its financial and legal advisors and members of NeuroDerm’s management, NeuroDerm’s transaction committee voted to recommend to the full board of directors the approval of the merger agreement and the merger. Thereafter, NeuroDerm’s board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, NeuroDerm and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of NeuroDerm to its creditors, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger and (iii) determined to recommend that the shareholders of NeuroDerm approve the merger agreement and the transactions contemplated thereby, including the merger.

Following the meeting of NeuroDerm’s board of directors, each of NeuroDerm, MTPC and Merger Sub executed and delivered the merger agreement, effective as of July 24, 2017. MTPC, Merger Sub and members of the board of directors who are large shareholders executed and delivered the voting and support agreements, each effective as of July 24, 2017.

On July 24, 2017, NeuroDerm and MTPC each issued a press release announcing the execution of the merger agreement.

Reasons for Approval of the Merger; Recommendation of the Board

In its evaluation of the merger agreement and the merger, NeuroDerm’s board of directors consulted with members of its senior management team, Centerview, its financial advisor, and White & Case and Meitar, its outside legal counsel, and assessed various matters relevant to its decision. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that NeuroDerm’s shareholders approve the merger agreement and the merger, NeuroDerm’s board of directors considered a variety of factors, including those described below.

•	Premium to Market Price. The board of directors considered the relationship of the merger consideration to the current and historical market prices of NeuroDerm’s ordinary shares. The merger consideration to be paid in cash for each ordinary share would provide NeuroDerm’s shareholders with the opportunity to receive a significant premium over the current and historical market price of the ordinary shares. The board of directors reviewed historical market prices and trading information with respect to the ordinary shares, including the fact that the merger consideration represents:
o	a premium of approximately 79% over the closing price of the ordinary shares traded on the NASDAQ Global Market on June 9, 2017, the trading day immediately prior to press reports that NeuroDerm was considering a potential sale;
o	a premium of approximately 17% over the closing price of the ordinary shares traded on the NASDAQ Global Market on July 21, 2017, the trading day immediately prior to the announcement of the transaction; and
o	a premium of approximately 33% over the highest closing price of the ordinary shares traded on the NASDAQ Global Market during the fifty-two weeks preceding June 9, 2017, the trading day immediately prior to the press reports that NeuroDerm was considering a potential sale.

•	Cash Merger Consideration; Certainty of Value. The board of directors considered that the merger consideration to be received by NeuroDerm’s shareholders will consist entirely of cash, which provides liquidity and certainty of value to shareholders. The board of directors believed this certainty of value was compelling compared to the long-term value creation potential of NeuroDerm’s business taking into account the risks of remaining independent and pursuing NeuroDerm’s current business and financial plans. The board of directors, with the assistance of Centerview, also assessed the financial strength of MTPC and its available cash resources and believed that, together with the absence of a financing condition, MTPC would be able to complete the merger.
•	Potential Strategic Alternatives; Process Conducted. The board of directors considered the possibility of continuing to operate NeuroDerm as an independent entity, potential benefits to NeuroDerm’s shareholders of operating independently and the board of directors’ assessment that operating independently was not reasonably likely to create value greater than the merger consideration for NeuroDerm’s shareholders, taking into account timeline, risks of execution as well as business, competitive, industry and market risks. The board of directors also considered the process it had conducted to evaluate the interest of potential bidders in an acquisition of NeuroDerm, including outreach to 15 parties, the fact that a report had been published regarding NeuroDerm working with financial advisors on a possible sale transaction and that MTPC’s offer was higher than any other proposal received for an acquisition of NeuroDerm.
•	The Prospects of NeuroDerm; Risks Relating to Remaining a Stand-Alone Company. The board of directors considered NeuroDerm’s prospects and risks if NeuroDerm were to remain an independent company. The board of directors considered NeuroDerm’s current business and financial plans, including the risks and uncertainties associated with achieving and executing those plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the ordinary shares. Among the potential risks considered by the board of directors were:
o	the risks associated with the regulatory approval process for our key product candidates ND0612L and ND0612H, including the risk of nonapproval or delay in approval and the risk of any limitations or warnings in the label of an approved product, any requirements for additional clinical trials or other requirements that could impair the commercial opportunities and value of our product candidates;
o	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed;
o	the risks associated with successfully developing, manufacturing and marketing our product candidates, particularly ND0612L and ND0612H, and building a commercial infrastructure and launching NeuroDerm’s first commercial product and the execution and other risks associated with transforming a pre-commercial Parkinson’s-focused biopharmaceutical company into a profitable pharmaceutical company with sufficient scale and commercial execution ability to succeed in a highly competitive industry;
o	the risks relating to the current and anticipated future pricing and reimbursement environment for NeuroDerm’s product candidates;
o	the risk that our key product candidates may not gain market acceptance by physicians, healthcare payers and others in the medical community;
o	the substantial additional funding (and potential for incremental shareholder dilution) that would be needed by NeuroDerm to fund its operations and to commercialize its product candidates;
o	the uncertain nature of the financial markets and the potential that equity or debt funding may not be available to NeuroDerm on attractive terms, or at all, at various times in the future; and
o	general risks and market conditions that could reduce the market price of the ordinary shares.

•	Value. The board of directors believed that the merger consideration of $39.00 per ordinary share represents full and fair value for the ordinary shares, taking into account the board of directors’ familiarity with NeuroDerm’s business strategy, assets and prospects, and the relative certainty of the cash merger consideration as compared to projected financial results.
•	Terms of the Merger Agreement. The board of directors considered several important terms of the merger agreement when determining that the merger agreement is fair to, and in the best interests of, NeuroDerm and its shareholders.
o	Definition of Material Adverse Effect: The definition of “Company Material Adverse Effect” in the merger agreement contains certain exceptions, including two which allocate certain regulatory and clinical risks to MTPC by providing that, certain decisions and requirements of regulatory authorities and the results of clinical studies or trials, in each case regarding NeuroDerm’s products or product candidates or those of its competitors, cannot be taken into account in determining whether there has been a material adverse effect on NeuroDerm.
o	Conditions to Consummation of the Merger; Likelihood of Closing: The board of directors considered that the merger would likely be consummated as a result of (i) the significant premium over the market price of the ordinary shares and certainty of value to NeuroDerm’s shareholders offered by MTPC, (ii) the financial ability and willingness of MTPC to consummate the merger, (iii) the merger not being subject to any financing conditions, (iv) the merger not being subject to approval by the shareholders of MTPC and (v) the reasonable and customary nature of the other conditions to the merger.
o	Ability to Respond to Certain Unsolicited Acquisition Proposals: The merger agreement permits the board of directors to participate in discussions or negotiations with any third party that has made an unsolicited acquisition proposal if the board of directors determines, in good faith, after consultation with its financial advisor and outside counsel, that such proposal constitutes or could reasonably be expected to lead to a superior proposal (as defined in the merger agreement), and that the failure to engage in such discussions or negotiations could be inconsistent with its fiduciary duties under Israeli law, subject to certain additional requirements.
o	Change of Recommendation: The board of directors has the ability, under certain circumstances (including receipt of a superior proposal or the occurrence of an unanticipated intervening event), to withdraw or change its recommendation in favor of the merger, if the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Israeli law.
o	Termination Right: Prior to receipt of the approval of NeuroDerm’s shareholders, the board of directors may terminate the merger agreement to accept a superior proposal if, among other things, (i) the board of directors has received a superior proposal, (ii) approves and concurrently enters into an agreement with respect to the superior proposal and (iii) simultaneously with the termination of the merger agreement pays, to MTPC a termination fee of $38,000,000, which constitutes approximately 3.4% of the equity value of the transaction, which the board of directors believed was reasonable and not likely to deter competing bids.
o	Regulatory Undertaking: The board of directors considered that the merger is conditioned on the receipt of specified antitrust approvals, including under the HSR Act, and that MTPC has assumed the risk of obtaining such approval and is obligated to use reasonable best efforts to obtain such approval.
•	Negotiations with MTPC. The board of directors believed that the merger consideration of $39.00 per ordinary share represented the highest value reasonably obtainable for the ordinary shares, based on the progress and outcome of its negotiations with MTPC and discussions with other potential bidders. The board of directors considered that MTPC had twice increased its offer, from $35.00 to $37.00 and then to $39.00 per ordinary share.

•	Opinion of NeuroDerm’s Financial Advisor. The board of directors considered Centerview’s oral opinion, rendered to the board of directors on July 23, 2017, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid to the holders of ordinary shares (other than the Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of NeuroDerm’s Financial Advisor.”
•	Voting and Support Agreement. The board of directors considered the fact that the voting and support agreements entered into by certain of NeuroDerm’s shareholders (who are also directors) applied to ordinary shares comprising less than a majority of the outstanding ordinary shares, apply to those director-shareholders only in their capacities as shareholders and terminate if the merger agreement is terminated or if the board of directors changes its recommendation to support the merger, which would permit those director-shareholders to support a transaction involving a superior proposal. The board also believed that the voting and support agreements demonstrated significant shareholder support and improved the likelihood that the merger would be consummated and the merger consideration would be delivered to shareholders.

The board of directors also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the merger and the transactions contemplated by the merger agreement.

•	No Stockholder Participation in Future Growth or Earnings. The nature of the merger as a cash transaction means that the shareholders will not participate in the future earnings or growth of NeuroDerm and will not benefit from any appreciation in value of the combined company or any potential future benefit from ND0612H and ND0612L or NeuroDerm’s other products in development. There is a possibility that, without the merger, the price of NeuroDerm’s ordinary shares might increase in the future to a price in excess of the $39.00 per ordinary share merger consideration.
•	Risk Associated with Failure to Complete the Merger. The board of directors considered the possibility that the merger might not be consummated, and the fact that if the merger is not consummated, (i) NeuroDerm’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) NeuroDerm will have incurred significant transaction costs, (iii) NeuroDerm’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the ordinary shares could be adversely affected and (v) the market’s perceptions of NeuroDerm’s prospects could be adversely affected.
•	Interim Restrictions on Business Pending the Completion of the Merger. The board of directors considered the restrictions on the conduct of NeuroDerm’s business due to pre-closing covenants in the merger agreement, whereby NeuroDerm agreed that it will carry on its business in the usual and ordinary course of business consistent with past practice and will not take a number of actions related to the conduct of its business without the prior written consent of MTPC (in each case subject to specified exceptions), which may have an adverse effect on NeuroDerm’s ability to respond to changing market and business conditions in a timely manner or at all.
•	No Solicitation, Termination Fee and Voting and Support Agreements. Subject to certain exceptions, the merger agreement precludes NeuroDerm from soliciting alternative acquisition proposals and requires NeuroDerm to pay to MTPC a termination fee of $38.0 million in certain circumstances if it terminates the merger agreement to accept a superior proposal. Additionally, shareholders owning approximately 34% of the outstanding ordinary shares have agreed to vote in favor of the merger. These factors might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to our shareholders than the merger.

•	Potential Differing Interests. The board recognized that certain of NeuroDerm’s officers and directors may have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, those of NeuroDerm’s other shareholders. See “Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger.” The board of directors also understood that MTPC had expressed its desire to discuss and negotiate compensation and retention arrangements with key employees shortly after the merger agreement was signed, although MTPC had not identified who those key employees were or the nature of such compensation and retention arrangements.

The foregoing discussion of the information and factors considered by the board of directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the board of directors in reaching its conclusions and recommendation in relation to the merger and the merger agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the board of directors conducted an overall analysis of the factors and reasons described above and unanimously determined in its business judgment that, in the aggregate, the potential benefits of the merger to the shareholders of NeuroDerm outweighed the risks or potential negative consequences.

Recommendation

The NeuroDerm board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement, including, without limitation, the purchase of NeuroDerm of run-off directors’ and officers’ liability insurance for a period of seven years following the effective time of the merger, as permitted by the merger agreement.

Opinion of NeuroDerm’s Financial Advisor

On July 23, 2017, Centerview rendered to the board of directors of NeuroDerm its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration proposed to be paid to the holders of ordinary shares (other than Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 23, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C and is incorporated herein by reference. The summary of Centerview’s written opinion set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex C. Centerview’s financial advisory services and opinion were provided for the information and assistance of the board of directors of NeuroDerm (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of ordinary shares (other than Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any stockholder of NeuroDerm or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Agreement and Plan of Merger, dated July 22, 2017, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;
•	Annual Reports on Form 20-F of NeuroDerm for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;
•	certain interim reports to stockholders and Current Reports on Form 6-K of NeuroDerm;
•	certain publicly available research analyst reports for NeuroDerm;
•	certain other communications from NeuroDerm to its stockholders; and
•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of NeuroDerm, including certain financial forecasts and other information relating to NeuroDerm prepared by management of NeuroDerm (including the forecasts referred to in this summary as “Management Case A”, “Management Case B” and “Management Case C”) and furnished to Centerview by NeuroDerm for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of NeuroDerm regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for NeuroDerm and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with NeuroDerm’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at NeuroDerm’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NeuroDerm as to the matters covered thereby and Centerview relied, at NeuroDerm’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at NeuroDerm’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of NeuroDerm, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of NeuroDerm. Centerview assumed, at NeuroDerm’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at NeuroDerm’s direction, that the Transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of NeuroDerm, or the ability of NeuroDerm to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, NeuroDerm’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to NeuroDerm or in which NeuroDerm might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the ordinary shares (other than Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of NeuroDerm or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of NeuroDerm or any party, or class of such persons in connection with the Transaction, whether relative to the merger consideration to be paid to the holders of the ordinary shares (other than Excluded Shares) pursuant to the merger agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of NeuroDerm or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the board of directors of NeuroDerm (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the board of directors of NeuroDerm in connection with Centerview’s opinion, dated July 23, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of NeuroDerm. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NeuroDerm or any other parties to the Transaction. None of NeuroDerm, MTPC, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of NeuroDerm do not purport to be appraisals or reflect the prices at which NeuroDerm may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 21, 2017 (the last full trading day prior to the delivery by Centerview of its opinion to the board of directors of NeuroDerm) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for NeuroDerm to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to NeuroDerm.

•	Acceleron Pharma, Inc.
•	Achaogen, Inc.
•	Aimmune Therapeutics, Inc.
•	Alder Biopharmaceuticals, Inc.
•	Cytokinetics, Inc.
•	Dermira, Inc.
•	Esperion Therapeutics Inc.
•	Global Blood Therapeutics, Inc.
•	Insmed Incorporated
•	La Jolla Pharmaceutical Company
•	Myovant Sciences Ltd.
•	Versartis, Inc.

Although none of the selected companies is directly comparable to NeuroDerm, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded phase III non-oncology companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of NeuroDerm. However, because none of the selected companies is exactly the same as NeuroDerm, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of NeuroDerm and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Centerview calculated and compared financial multiples for the selected companies based on publicly available information it obtained from SEC filings and other data sources as of July 21, 2017. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents, including short-term and long-term investments) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2021. Each of the selected companies had an equity value between approximately $500 million and $2 billion as of July 21, 2017.

The results of this analysis are summarized as follows:

Revenue Multiple
2021E
High	6.0x
Median	2.0x
Mean	2.5x
Low	0.9x

Based on the foregoing, Centerview applied a range of 1.5x to 3.0x to NeuroDerm’s estimated calendar year 2021 revenue under Management Case A, Management Case B and Management Case C.

This analysis resulted in the following implied per ordinary share equity value ranges for NeuroDerm’s ordinary shares:

Case	Implied Per Share Price Range
Management Case A	$ 19.00 – $32.30
Management Case B	$ 21.00 – $36.30
Management Case C	$ 28.60 – $51.50

Centerview then compared the foregoing ranges to the merger consideration of $39.00 per ordinary share to be paid to the holders of such ordinary shares (other than Excluded Shares) pursuant to the merger agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving late clinical stage non-oncology companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to NeuroDerm and the merger. These transactions were:

Date Announced	Acquiror	Target
January 2017	Eli Lilly and Company	CoLucid Pharmaceuticals, Inc.
August 2016	Sunovion Pharmaceuticals, Inc.	Cynapsus Therapeutics, Inc.
November 2015	AstraZeneca PLC	ZS Pharma, Inc.
March 2015	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.
November 2014	BioMarin Pharmaceutical, Inc.	Prosensa Holding NV
April 2014	Forest Laboratories, Inc.	Furiex Pharmaceuticals, Inc.
July 2013	Cubist Pharmaceuticals, Inc.	Trius Therapeutics, Inc.
January 2013	Allergan, Inc.	MAP Pharmaceuticals, Inc.

No company or transaction used in this analysis is identical or directly comparable to NeuroDerm or the Transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of NeuroDerm. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of NeuroDerm and the companies included in the selected precedent transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and NeuroDerm.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings and other data sources. Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents including short-term and long-term investments) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue four fiscal years following the transaction announcement. Each of the selected transactions had a transaction value between approximately $500 million and $5 billion.

The results of this analysis are summarized as follows:

Sales Multiples FY+4
High	8.5x
Median	3.1x
Mean	4.0x
Low	2.3x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of 2.3x to 3.4x to NeuroDerm’s estimated four-year forward revenue under Management Case A, Management Case B and Management Case C.

This analysis resulted in the following implied per ordinary share equity value ranges for NeuroDerm’s ordinary shares:

Case	Implied Per Share Price Range
Management Case A	$26.05 – $36.20
Management Case B	$29.10 – $40.75
Management Case C	$40.75 – $58.15

Centerview then compared the foregoing ranges to the merger consideration of $39.00 per ordinary share to be paid to the holders of such ordinary shares (other than Excluded Shares) pursuant to the merger agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of NeuroDerm. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Based on the Internal Data, Centerview derived the forecasted fully-taxed unlevered free cash flows of the Company based on each of Management Case A, Management Case B and Management Case C during the period beginning on June 30, 2017 and ending on December 31, 2036. Given that NeuroDerm’s forecasts explicitly project beyond the assumed loss of exclusivity of ND0612, NeuroDerm’s lead product, in 2031 and predict significant revenue declines from potential generic competitors thereafter, no terminal value was included in the analysis beyond 2036. The unlevered free cash flows were then discounted to present values using a range of discount rates from 12.5% to 14.5% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of NeuroDerm’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for cash balances, including cash and cash equivalents, plus short-term bank deposits, estimated by the Company’s management to equal approximately $132 million as of June 30, 2017. In addition, Centerview adjusted for a future $120 million equity financing in the fourth quarter of 2018 to fund the future development and commercialization of NeuroDerm’s products as estimated by the Company’s management.

This analysis resulted in the following implied per ordinary share equity value ranges for NeuroDerm’s ordinary shares:

Case	Implied Per Share Price Range
Management Case A	$ 29.20 – $34.10
Management Case B	$ 33.50 – $39.25
Management Case C	$ 56.15 – $66.25

Centerview then compared the foregoing ranges to the merger consideration of $39.00 per ordinary share to be paid to the holders of such ordinary shares (other than Excluded Shares) pursuant to the merger agreement.

Other Considerations

Centerview observed certain additional information that was not considered part of its financial analyses for its opinion but was noted for informational purposes, including, among other things, the following:

•	Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of NeuroDerm’s ordinary shares during the 52-week period ended June 9, 2017 (the closing price of the last full trading day prior to a Bloomberg news article disclosing that the Company was considering strategic alternatives), which reflected low and high stock closing prices for the shares during such period of $15.55 to $29.30 per share.
•	Analyst Price Target Analysis. Centerview reviewed stock price targets for NeuroDerm’s ordinary shares in publicly available Wall Street research analyst reports publicly available as of July 21, 2017, which indicated low and high stock price targets for NeuroDerm’s ordinary shares ranging from $33.00 to $70.00 per share.
•	Precedent Premiums Paid Analysis. Centerview reviewed premiums paid in the selected transactions involving late clinical stage non-oncology companies, as set forth above under the heading “Summary of Centerview Financial Analysis — Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of 30% to 60% premium to the unaffected price of $21.75 (the closing price of the last full trading day prior to a Bloomberg news article disclosing that the Company was considering strategic alternatives), which resulted in an implied price range of approximately $28.28 to $34.80 per share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the board of directors of NeuroDerm in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the board of directors or management of NeuroDerm with respect to the merger consideration or as to whether the board of directors of NeuroDerm would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between NeuroDerm and MTPC and was approved by the board of directors of NeuroDerm. Centerview provided advice to NeuroDerm during these negotiations. Centerview did not, however recommend any specific amount of consideration to NeuroDerm or the board of directors of NeuroDerm or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the delivery of its opinion, except for Centerview’s current engagement by NeuroDerm, Centerview has not been engaged to provide financial advisory or other services to NeuroDerm, and Centerview has not received any compensation from NeuroDerm. In the two years prior to the delivery of its opinion, Centerview has not been engaged to provide financial advisory or other services to MTPC or Mitsubishi Chemical Holdings Corporation (as used in this summary, “Mitsubishi Chemical”), and Centerview has not received any compensation from MTPC or Mitsubishi Chemical. Centerview may provide financial advisory and other services to or with respect to NeuroDerm, MTPC, Mitsubishi Chemical or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, NeuroDerm, MTPC, Mitsubishi Chemical or any of their respective affiliates, or any other party that may be involved in the Transaction.

The board of directors of NeuroDerm selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to NeuroDerm, NeuroDerm has agreed to pay Centerview an aggregate fee of $17,870,042, $1,500,000 of which was payable upon the rendering of Centerview’s opinion and $16,370,042 of which is payable contingent upon consummation of the Transaction. In addition, NeuroDerm has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Interests of Certain of NeuroDerm’s Executive Officers and Directors in the Merger

When considering the recommendation of our board of directors, you should be aware that members of our board of directors and our executive officers have interests in the merger other than their interests as NeuroDerm shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the merger agreement or other agreements with MTPC. These interests may be different from, or in conflict with, your interests as NeuroDerm shareholders.

The members of our board of directors were aware of these additional interests, and considered them, when they approved the merger agreement.

Acceleration of Vesting of Unvested Share Options; Value Attributable to Outstanding Vested and Unvested Share Options.  As described below under the section of this proxy statement entitled “The Merger Agreement — Effect of the Merger on Company Share Plans,” at the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of NeuroDerm issued under any of the Company Share Plans, whether or not then vested, will be canceled in exchange for the right to receive a cash payment (without interest) equal to the excess, if any, of (A) $39.00 over (B) the exercise price for that ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price for the ordinary share issuable under any option is equal to or greater than $39.00, such option shall be canceled without payment of any consideration.

Indemnification and Insurance.  Pursuant to the merger agreement, MTPC has agreed that, after the effective time of the merger, it will cause NeuroDerm as the surviving entity to, fulfill and honor in all respects the obligations of NeuroDerm pursuant to any existing indemnification and exculpation agreements between NeuroDerm and each person who is or at any time prior to the effective time of the merger was an officer or director of NeuroDerm or of its subsidiary.

In addition, under the merger agreement, MTPC has agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, directors’ and officers’ liability (“D&O”) insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable to the directors and officers than those of NeuroDerm’s current D&O insurance policies. Alternatively, NeuroDerm may purchase such a seven-year run-off or “tail” endorsement to the current D&O insurance policies prior to the effective time of the merger.

MTPC or the surviving company (as the case may be) will not be required to pay any premium for such policy or “tail endorsement” in excess of 300% of the current aggregate annual premium for these policies. In case such policy or policies cannot be obtained for such amount, MTPC or the surviving company will only be required to purchase the greatest amount of coverage available for the maximum premium that it is required to spend.

In order to secure our directors’ and officers’ entitlement to insurance, our company intends to purchase a seven-year run-off or “tail” policy in respect of our directors’ and officers’ liability insurance policy, at the current, pre-merger coverage level of up to $35 million, at a maximum premium equal to 300% of the annual premium of $143,650 (which is the maximum annual premium set by the merger agreement). In accordance with our 2015 compensation policy, which allows our company to purchase run-off insurance, each of our compensation committee and our board of directors has approved our obtaining the subject run-off/”tail” policy, subject to consummation of the merger.

Post-Merger Retention and Incentive Arrangements

To ensure the commitment and retention of and incentivize the performance of certain executive officers and key employees after completion of the merger, MTPC initiated negotiations with our Chief Executive Officer following execution of the merger agreement to establish a retention plan and a long-term incentive plan for those persons. Pursuant to the proposed retention plan, after the effective time of the merger, NeuroDerm’s Chief Executive Officer would be granted a retention bonus under which he would receive approximately $460,000 if he stays at NeuroDerm for one year after the merger and the same amount if he stays for two years after the merger, and certain other executive officers and other key employees would be granted retention bonuses of up to approximately $2,400,000 in the aggregate if they stay at NeuroDerm for two years after the merger. In addition, MTPC proposes a cash-based long-term incentive plan to replace the existing equity-based Company Share Plans, such that, after the effective time of the merger, dependent on attainment of company performance targets, NeuroDerm’s Chief Executive Officer will become eligible for a long-term incentive award payable in the second quarter of 2020 of between approximately $2,300,000 (for threshold target achievement) and $4,600,000 (for target achievement), and up to $6,900,000 (for overachievement), and certain executive officers and other key employees will be eligible for long-term incentive awards of up to a maximum of approximately $5,600,000 in the aggregate, also payable in the second quarter of 2020.

No Appraisal Rights

Under Israeli law, holders of NeuroDerm ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Effects of the Merger on Our Ordinary Shares

Under the merger agreement, each of our outstanding ordinary shares will be deemed to have been transferred to MTPC in exchange for the right to receive $39.00 in cash, without interest and less any applicable withholding taxes. The conversion will occur automatically at the effective time of the merger. As of the effective time of the merger, each holder of a certificate representing our ordinary shares will cease to have any rights as a shareholder, except the right to receive $39.00 per share in cash, without interest and less any applicable withholding taxes.

At the effective time of the merger, current NeuroDerm shareholders will cease to have ownership interests in NeuroDerm or rights as NeuroDerm shareholders. Therefore, such current shareholders of NeuroDerm will not participate in any future earnings or growth of NeuroDerm and will not benefit from any appreciation in value of NeuroDerm.

Effect of the Merger on Company Share Plans

As of the effective time of the merger, the Company Share Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its subsidiary will be cancelled.

At the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of NeuroDerm, whether or not then vested, will be canceled in exchange for the right to receive a cash payment (without interest) equal to (i) the excess, if any, of (A) $39.00 over (B) the exercise price for the ordinary share issuable under such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price for an ordinary share issuable under any option is equal to or greater than $39.00, such option shall be canceled without payment of any consideration.

Delisting and Deregistration of NeuroDerm’s Ordinary Shares

If the merger is completed, our ordinary shares will be delisted from and will no longer be traded on the NASDAQ Global Market and will be deregistered under the Exchange Act. As such, we would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration

After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of ordinary shares of NeuroDerm that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions. If your ordinary shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of the “street name” shares and receive cash for those shares. YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY. See “The Merger Agreement — Payment Procedures.”

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the merger consideration being made in connection with the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger consideration and the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the merger.

Material U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to NeuroDerm shareholders who hold their NeuroDerm ordinary shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of NeuroDerm, persons who own NeuroDerm ordinary shares through a partnership or other pass-through entity, persons that hold NeuroDerm ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their NeuroDerm ordinary shares upon the exercise of options or otherwise as consideration for services performed, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire NeuroDerm ordinary shares. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of NeuroDerm ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If a partnership is a beneficial owner of NeuroDerm ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of NeuroDerm ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the merger.

NEURODERM SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

NEURODERM SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Sale of NeuroDerm ordinary shares

The receipt by a U.S. Holder of cash in exchange for NeuroDerm ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the status of NeuroDerm as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company” below), for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and the aggregate adjusted tax basis of the NeuroDerm ordinary shares that it exchanges therefor. Gain or loss will be calculated separately for each block of NeuroDerm ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger. A U.S. Holder’s adjusted tax basis in its NeuroDerm ordinary shares generally will equal the purchase price that it paid for such shares.

Generally, gain from the sale of shares will be U.S.-sourced passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty in connection with such rules.

Passive Foreign Investment Company

Based on certain estimates of NeuroDerm’s gross income and gross assets and the nature of NeuroDerm’s business, NeuroDerm believes, and this discussion assumes, that NeuroDerm was classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2016, and furthermore expects to be classified, and you should assume that NeuroDerm will be classified, as a PFIC for its taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, NeuroDerm’s status as a PFIC will depend on NeuroDerm’s income, assets and activities in those years, and there can be no assurance that NeuroDerm will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look through rules, either

•	at least 75% of its gross income is “passive income,” or
•	at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of NeuroDerm ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of NeuroDerm ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If NeuroDerm is classified as a PFIC in any year with respect to which a U.S. Holder owns NeuroDerm ordinary shares, NeuroDerm ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns NeuroDerm ordinary shares, regardless of whether NeuroDerm continues to meet the tests described above (including if NeuroDerm is not classified as a PFIC for the taxable year in which the merger occurs). A U.S. Holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. Holder may be mitigated if such U.S. Holder makes a valid, timely qualified electing fund election under Section 1295 of the Code (a “QEF Election”) with respect to NeuroDerm or a valid, timely mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to such NeuroDerm ordinary shares, in each case, for the taxable year in which such U.S. Holder’s holding period begins. A U.S. Holder will be subject to different taxation rules with respect to the merger depending on whether such U.S. Holder made a QEF Election or a Mark-to-Market Election with respect to his or her NeuroDerm ordinary shares. U.S. Holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.

If you are a U.S. Holder, then unless you have made one of the elections described below, any gain realized in connection with the merger generally will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before NeuroDerm became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. Holders. Gain on the sale or disposition of NeuroDerm ordinary shares that are sold or disposed of during the taxable year of the U.S. Holder in which the U.S. Holder’s holding period for such NeuroDerm ordinary shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).

If a U.S. Holder has made a valid, timely Mark-to-Market Election with respect to its NeuroDerm ordinary shares, any gain such U.S. Holder recognizes upon the sale or other disposition of such

U.S. Holder’s NeuroDerm ordinary shares in connection with the merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the Mark-to-Market election. Any loss recognized in excess of the net amount previously included as income as a result of the Mark-to-Market election generally will be capital loss and will be long-term capital loss if the NeuroDerm ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. Holder’s tax basis in its NeuroDerm ordinary shares would have been adjusted to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.

A U.S. Holder that made a valid, timely QEF Election with respect to its NeuroDerm ordinary shares generally would recognize capital gain or loss on the sale or other taxable disposition of such shares. If a QEF election is in effect for a U.S. Holder’s entire holding period, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if the NeuroDerm ordinary shares have been held for more than one year. Non-corporate U.S. Holders may be entitled to reduced tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Special rules apply to a U.S. Holder that has made a QEF election if such QEF election is not in effect for the U.S. Holder’s entire holding period, and such a U.S. Holder should consult its tax advisers regarding the consequences of the merger to them.

U.S. Holders should consult their tax advisors regarding whether NeuroDerm is a PFIC, whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their NeuroDerm ordinary shares pursuant to the merger. Special rules apply and certain elections are available for certain U.S. Holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC, such as NeuroDerm. U.S. Holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the merger.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Backup Withholding

Subject to the discussion above under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the payment of cash pursuant to the merger in exchange for NeuroDerm ordinary shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 28%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO NEURODERM SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. NEURODERM SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of NeuroDerm ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the merger to NeuroDerm shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares of an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.

Under the Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of NeuroDerm ordinary shares in the merger is 25% for Israeli individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in NeuroDerm, the tax rate will be 30%. Real capital gains derived by companies are generally taxed at a corporate tax rate (the corporate tax rate in Israel in 2017 is 24% and it is scheduled to be reduced to 23% as of 2018. The foregoing tax rates will not apply to dealers in securities.

Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder to which the Treaty applies (a “U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in NeuroDerm during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel.

In addition, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ Global Market. However, NeuroDerm shareholders who acquired their shares prior to NeuroDerm’s initial public offering in 2014 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their NeuroDerm ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

MTPC and NeuroDerm have agreed to request certain pre-rulings from the Israeli Tax Authority (the “ITA”), as follows:

•	The first request will address the (where required) requisite holding period of cash consideration with the option plans’ trustee in order to preserve preferential tax treatment under Section 102 of the Ordinance.
•	The second request will ask that the ITA either exempts MTPC from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger. In addition, the request will ask that non-Israeli shareholders that purchased their ordinary shares on or after November 14, 2014 (the date on which NeuroDerm listed its shares on the NASDAQ Global Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our requests will be accepted. Pursuant to the merger agreement, the paying agent and MTPC are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance, subject to providing the paying agent or MTPC a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Regulatory Matters

In considering the various conditions that must be satisfied prior to the completion of the merger, NeuroDerm specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to below.

Antitrust Filing under the HSR Act.  Under the HSR Act, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the United States Department of Justice, Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC, on August 11, 2017. Pursuant to the requirements of the HSR Act, the merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period with respect to the Merger has commenced on August 12, 2017.

If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning this merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

At any time before or after this merger is completed, any private parties (including individual states) may bring legal actions under the antitrust laws. NeuroDerm does not believe that the closing of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Israeli Anti-Trust Authority.  MTPC and NeuroDerm have agreed to submit to the IAA a joint request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law — 1998 in connection with the merger as soon as practicable after the date of the merger agreement. The joint request was filed with the IAA on August 14, 2017 and the exemption was obtained on August 15, 2017. Receipt from the IAA of either the foregoing exemption from filing a notification regarding the merger, or approval of the merger, is a condition to the closing of the merger.

Israeli Innovation Authority.  Under the merger agreement, NeuroDerm is required to provide a notice to the Israeli National Authority for Technological Innovation (the “Innovation Authority”), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, regarding the change in ownership of NeuroDerm effected as a result of the merger. NeuroDerm submitted such notice on August 15, 2017. MTPC is required to provide a related undertaking to the Innovation Authority following the closing.

Israeli Companies’ Registrar.  Each merging company is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling a shareholders meeting to approve the merger. NeuroDerm and Merger Sub have filed the required merger proposal with the Israeli Companies’ Registrar.

After the shareholders’ vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders.

Assuming that the shareholders of NeuroDerm and Merger Sub approve the merger proposal (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have passed from the date of the meeting and at least 50 days have passed from the date of the filing of the merger proposal with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by NeuroDerm and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.

Israeli Tax Rulings.  MTPC and NeuroDerm have agreed to request certain rulings from the Israeli Tax Authority. See “The Merger — Material Israeli Tax Consequences.”

Notice to Creditors.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each merging company within three days after the merger proposal was filed with the Israeli Companies’ Registrar. Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies’ Registrar. NeuroDerm and Merger Sub have complied with such notifications, including notifications to the Israeli Companies’ Registrar.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the merger agreement. This section describes material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 72 of this proxy statement.

Explanatory Note Regarding the Merger Agreement

The merger agreement has been provided solely to inform you of its terms. The rights and obligations of NeuroDerm, MTPC and Merger Sub are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement. The merger agreement contains customary representations and warranties that NeuroDerm, MTPC and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among NeuroDerm, MTPC and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the merger agreement agreed to by NeuroDerm, MTPC and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among NeuroDerm, MTPC and Merger Sub rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of NeuroDerm, MTPC and Merger Sub or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the merger agreement or any description of the merger agreement as characterizations of the actual state of facts or conditions of NeuroDerm, MTPC, Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub, a wholly-owned subsidiary of MTPC, will be merged with and into NeuroDerm and, as a result of the merger, the separate corporate existence of Merger Sub will cease and NeuroDerm will continue as the surviving company and will (a) become a wholly-owned subsidiary of MTPC, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and NeuroDerm in accordance with the Companies Law. The merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of NeuroDerm’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any ordinary shares that are held by Merger Sub and MTPC.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by NeuroDerm and MTPC or unless the merger agreement is terminated in accordance with its provisions, the closing of the merger will take place not later than the fourth business day after the satisfaction or waiver of all of the conditions precedent set forth in the merger agreement and described in the section entitled “— Conditions to the Merger” beginning on page 63 of this proxy statement (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The merger will become effective upon the issuance by the Israeli Companies’ Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law.

Articles of Association; Directors

At the effective time of the merger, the articles of association of NeuroDerm, as in effect immediately prior to the effective time of the merger, will be the articles of association of the surviving company, in a form agreed upon by NeuroDerm prior to the closing of the merger, until thereafter amended as provided therein or by applicable law. From and after the effective time of the merger, the parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the effective time of the merger will be the directors, of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company. From and after the effective time of the merger, the officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company.

The Merger Consideration and the Conversion of Share Capital

At the effective time of the merger, by virtue of the merger and without any action on the part of NeuroDerm, MTPC, Merger Sub or the holders of any of the ordinary shares, each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of NeuroDerm, reserved for future grants under the Company Share Plans or owned by MTPC or any direct or indirect wholly-owned subsidiary of NeuroDerm or of MTPC (if any), which shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist) shall automatically be converted into and represent the right to receive $39.00 in cash without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the effective time of the merger, each outstanding option to acquire ordinary shares then outstanding and unexercised, whether or not vested, shall be canceled in exchange for the right to receive a cash payment (without interest) equal to the product of (a) the excess, if any, of the merger consideration over the exercise price per ordinary share of such option, and (b) the total number of shares underlying such option, subject to the withholding of any applicable withholding taxes.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company of the merger.

Payment Procedures

Prior to the effective time of the merger, but in no event later than three business days prior to the closing date, MTPC will enter into and deliver to NeuroDerm an agreement with the paying agent, and, at the request of NeuroDerm, engage an information agent reasonably acceptable to NeuroDerm and MTPC to assist, among other things, in obtaining any requisite residency certificate and/or other declaration for Israeli tax withholding purposes.

On the closing date, MTPC must deposit, or cause to be deposited, with the paying agent, for payment to (a) the holders of ordinary shares (excluding ordinary shares issued upon exercise of options granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (such options referred to as “102 options” and such ordinary shares referred to as “102 shares”)), (b) the holders of 102 shares and 102 options, in respect of which MTPC must cause payment to be made by the paying agent to the 102 trustee, and (iii) the holders of options (other than 102 options), in respect of which MTPC must cause payment to be made by the paying agent to NeuroDerm, an amount of cash equal to the aggregate merger consideration which holders of ordinary shares (including 102 shares) and options (including 102 options) are entitled to receive pursuant to the merger agreement.

Promptly following the effective time of the merger, MTPC and the surviving company will cause the paying agent to mail to each holder of record of ordinary shares (whether certificated or uncertificated) whose shares were converted into the right to receive the merger consideration, other than 102 shares, (i) a letter of transmittal, (ii) a declaration in which the beneficial owner of ordinary shares provides certain information for MTPC to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code, or any applicable provision of state, local, Israeli or foreign law, and (iii) instructions for surrendering the certificates or uncertificated ordinary shares in exchange for the merger consideration and for handling lost certificates. payment and deliveries of the merger consideration shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Upon payment of the merger consideration, each certificate or uncertificated ordinary share surrendered will be cancelled. Any merger consideration payable in respect of 102 shares will be transferred by MTPC to the paying agent and MTPC must cause the paying agent on the closing date to make payment of such merger consideration to the 102 trustee for the beneficial owners thereof, and such merger consideration will be released by the 102 trustee to the beneficial holders of such 102 shares, in accordance with the requirements of the Ordinance and the option tax ruling (as defined below), if obtained.

Immediately after the effective time of the merger, MTPC must cause the paying agent to transfer the aggregate option consideration with respect to 102 options to the 102 trustee, on behalf of the holders of 102 options. Such amounts must be held in trust by the 102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the option tax ruling, if obtained, and must be released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the option tax ruling, if obtained.

Immediately after the effective time of the merger, MTPC must cause the paying agent to promptly deposit the aggregate amount of funds payable in respect of options (other than 102 options) with NeuroDerm or, if applicable, the relevant engaging subsidiary of NeuroDerm, at one or more accounts designated by NeuroDerm prior to the closing of the merger for the benefit of the holders of options (other than 102 options), which amounts must be paid by NeuroDerm or, if applicable, the relevant engaging subsidiary of NeuroDerm, to the respective holders thereof through NeuroDerm’s or, if applicable, the relevant engaging subsidiary of NeuroDerm’s payroll system, subject to applicable withholdings.

Payment of the merger consideration in respect of ordinary shares may be made to a person other than the person in whose name the certificates representing the shares of ordinary share or uncertificated ordinary shares so surrendered are registered in the stock transfer books or ledger of NeuroDerm only if the certificate representing such ordinary shares or uncertificated ordinary shares is properly endorsed and otherwise in proper form for surrender and transfer and the person requesting such payment pays any transfer or other taxes to be paid by reason of the payment of the applicable merger consideration or establishes to the satisfaction of MTPC that such taxes have been paid or are otherwise not payable.

If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the merger, such cash will be delivered to MTPC upon demand, and any holders of ordinary shares that were issued and outstanding immediately prior to the merger who have not previously complied with the exchange procedures in the merger agreement may thereafter look only to MTPC for payment (which will not include interest) of any such holder’s claim for merger consideration.

None of the paying agent, MTPC, Merger Sub, the surviving company or any other party shall be liable to a holder of ordinary shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificate representing ordinary shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and a reasonable and customary agreement by such holder to indemnify and hold MTPC harmless from and against any losses in connection therewith, but without requirement to post any guarantee or bond, the paying agent will issue, in exchange for such lost, stolen or destroyed certificate, the aggregate merger consideration to be paid in respect of the ordinary shares represented by such certificate.

No interest will accumulate on any amount payable in respect of any ordinary shares or options in connection with the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by NeuroDerm to MTPC and Merger Sub that are subject to specified exceptions and qualifications contained in the merger agreement and the confidential disclosure letter that NeuroDerm delivered to MTPC concurrently with the execution of the merger agreement. The statements set forth in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by NeuroDerm in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings NeuroDerm publicly files with the SEC.

In the merger agreement, NeuroDerm made representations and warranties to MTPC and Merger Sub with respect to, among other things:

•	corporate matters of NeuroDerm and its subsidiary, such as organization and good standing;
•	corporate power and authority to execute and deliver the merger agreement, to perform its obligations under the merger agreement, and to consummate the transactions contemplated thereby (subject to obtaining the approval of the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes));
•	resolutions of NeuroDerm’s board of directors (a) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, NeuroDerm and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of NeuroDerm to its creditors, (b) approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (c) determining to recommend that NeuroDerm’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement;
•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by NeuroDerm of the merger agreement and the performance by NeuroDerm of its obligations under the merger agreement;
•	required regulatory filings, consents and approvals in connection with the execution and delivery by NeuroDerm of the merger agreement and the performance by NeuroDerm of its obligations under the merger agreement;
•	the capitalization of NeuroDerm;
•	ownership of, and other matters related to, NeuroDerm’s subsidiary;
•	NeuroDerm’s SEC filings, including the financial statements contained therein, and compliance with securities and other laws, including the Sarbanes-Oxley Act of 2002;
•	the conduct of the business of NeuroDerm and its subsidiary and the absence of a change that has had or would reasonably expected to have, individually or in the aggregate, a material adverse effect on NeuroDerm;
•	certain material contracts of NeuroDerm and its subsidiary;
•	real property;
•	personal property and assets;
•	intellectual property matters;
•	tax matters;

•	employee benefit matters;
•	labor and employment matters;
•	compliance with laws and permits;
•	environmental matters;
•	litigation matters;
•	regulatory matters, including compliance with certain laws and regulations;
•	insurance matters;
•	brokerage, finder’s or similar fees and commissions;
•	receipt by NeuroDerm’s board of directors of an opinion from Centerview, its financial adviser;
•	inapplicability of anti-takeover statutes; and
•	accuracy of this proxy statement.

Many of the representations and warranties in the merger agreement made by NeuroDerm are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” means, with respect to NeuroDerm, any change, effect, event, fact, condition, occurrence or development that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of NeuroDerm and its subsidiary, taken as a whole. However, no change, effect, event, fact, condition, occurrence or development resulting from or arising out of the following will be deemed to be or, or will be taken into account in determining whether there is a “material adverse effect” with respect to NeuroDerm:

•	general economic or business conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world or conditions in the global economy generally;
•	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (a) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a person’s results of operations) and (b) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;
•	conditions (or changes in such conditions) in the industries in which NeuroDerm and its subsidiary conduct business;
•	political conditions (or changes in such conditions) in Israel, the United states or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;
•	changes in applicable law or other legal or regulatory conditions (or the interpretation thereof) or changes in International Financial Reporting Standards (including interpretations thereof adopted by the International Accounting Standards Board, “IFRS”) or other accounting standards (or the authoritative interpretation thereof);
•	any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

•	the public announcement of the merger agreement or the pendency or consummation of the transactions contemplated by the merger agreement, including the identity of MTPC, and/or any public communication by MTPC or Merger Sub of their plans or intentions with respect to any of the businesses of NeuroDerm or its subsidiary, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees or business partners;
•	any action or omission by MTPC or Merger Sub in breach of the merger agreement;
•	any action or omission by NeuroDerm or its subsidiary required pursuant to the terms of the merger agreement, or at the written request of, or with the written consent or waiver of, MTPC or any of its affiliates;
•	changes in NeuroDerm’s share price or the trading volume of NeuroDerm’s shares, in and of itself, or any failure by NeuroDerm to meet any analyst estimates or expectations of NeuroDerm’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by NeuroDerm to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures);
•	any decision, recommendation or statement or order of, or requirement imposed by, any governmental authority or other authorized entity, advisory body or any professional medical organization with respect to (a) any product or product candidate of NeuroDerm or (b) any product or product candidate of any competitor of NeuroDerm (or such competitor with respect thereto), including in each case any labeling, pre-clinical, clinical, distribution or post-marketing requirements; or any changes or developments in the status, timing or scope of any pending or anticipated approval of NeuroDerm’s products by any relevant governmental authority in Israel, the United States, Europe or any other country or region in the world; or
•	the results of pre-clinical or clinical studies or trials conducted with respect to any product or product candidate of NeuroDerm or with respect to any product or product candidate of any competitor of NeuroDerm (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations);

except and only to the extent such effects directly or indirectly result from, relate to or arise out of the matters described in bullet points three, four and six above disproportionately affect NeuroDerm and its subsidiary, taken as a whole, as compared to other companies operating in the same industry and in the same countries or regions in which NeuroDerm or its subsidiary operates (in which case, only the extent of such disproportionate effects (if any) will be taken into account when determining a “material adverse effect” with respect to NeuroDerm).

In the merger agreement, MTPC and Merger Sub made customary representations and warranties to NeuroDerm with respect to, among other things:

•	corporate matters of MTPC and Merger Sub, such as organization and good standing;
•	corporate power and authority to execute and deliver the merger agreement, to perform their obligations under the merger agreement, and to consummate the transactions contemplated thereby;
•	approval of the merger, the merger agreement and the transactions contemplated by the merger agreement by the board of directors of Merger Sub;
•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by MTPC and Merger Sub of the merger agreement and the performance by MTPC and Merger Sub of their obligations under the merger agreement;

•	required regulatory filings, consents and approvals in connection with the execution and delivery by MTPC and Merger Sub of the merger agreement and the performance by MTPC and Merger Sub of their obligations under the merger agreement;
•	litigation matters;
•	accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;
•	no ownership of NeuroDerm’s securities;
•	brokerage, finder’s or similar fees and commissions;
•	operations of Merger Sub;
•	no contact with customers, suppliers or other material business relations of NeuroDerm and its subsidiary;
•	no shareholders or management arrangements except as contemplated by the merger agreement;
•	the intent of MTPC and Merger Sub in entering into the transactions contemplated by the merger agreement;
•	the solvency of MTPC and Merger Sub; and
•	availability of sufficient funds to pay the aggregate merger consideration and to perform the other obligations of MTPC and Merger Sub contemplated by the merger agreement.

Some of the representations and warranties in the merger agreement made by MTPC and Merger Sub are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” means, with respect to MTPC and Merger Sub, any effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair (i) the merger and the other transactions contemplated by the merger agreement or (ii) MTPC’s or Merger Sub’s ability to consummate the merger and the other transactions contemplated by the merger agreement.

The representations and warranties of either party contained in the merger agreement will not survive the effective time of the merger.

Covenants Regarding Conduct of Business by NeuroDerm Pending the Merger

The merger agreement contains certain covenants restricting the conduct of business by NeuroDerm between the date of the merger agreement and the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger. In general, NeuroDerm has agreed that, unless MTPC gives its written approval in advance (which approval may not be unreasonably withheld, delayed or conditioned) or except as expressly required or permitted in the merger agreement, or as required by applicable law (including any requirement of the SEC), or as disclosed in the confidential disclosure letter that NeuroDerm delivered to MTPC concurrently with the execution of the merger agreement, each of NeuroDerm and its subsidiary must carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects, and, to the extent consistent with past practice, must use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of NeuroDerm and its subsidiary with persons whom NeuroDerm and its subsidiary have significant business relations in all material respects and keep available the services of the present key employees in all material respects.

NeuroDerm has further agreed that, except as expressly required or permitted in the merger agreement, as required by applicable law (including any requirement of the SEC), or as disclosed in the confidential disclosure letter that NeuroDerm delivered to MTPC concurrently with the execution of the merger agreement, from the date of the merger agreement until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger, without the prior approval of MTPC (which approval may not be unreasonably withheld, conditioned or delayed), NeuroDerm will not, and will not permit its subsidiary to take the following actions (subject to certain exceptions specified in the merger agreement):

•	amend the articles of association of NeuroDerm or materially amend any organizational document of NeuroDerm’s subsidiary;
•	issue, sell, or deliver any equity securities of NeuroDerm or its subsidiary, except for the issuance of ordinary shares upon exercise or vesting of options;
•	directly or indirectly, repurchase, redeem or otherwise acquire any equity securities of NeuroDerm or its subsidiary, except in connection with tax withholdings and exercise price settlements upon the exercise of options;
•	split, combine, subdivide or reclassify the share capital of NeuroDerm or its subsidiary;
•	declare, set aside or pay any dividend or other distribution in respect of the share capital of NeuroDerm or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by NeuroDerm’s subsidiary to NeuroDerm;
•	complete or partially liquidate NeuroDerm or adopt a plan of complete or partial liquidation with respect to NeuroDerm;
•	incur, assume or guarantee any indebtedness, or issue any debt securities, except for (a) indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $3,000,000 and (b) loans, advances or guarantees between NeuroDerm its subsidiary;
•	make any loans, advances or capital contributions to or investments in any other person (other than NeuroDerm or its subsidiary), except for business expense advances in the ordinary course of business consistent with past practice;
•	mortgage or pledge any of NeuroDerm’s material assets, tangible or intangible or create any lien thereupon, except for liens permitted under the merger agreement;
•	except as may be required by applicable law or any employee plan or contract in effect at the date of the merger agreement, (a) enter into, adopt, amend in any material respect or terminate any material employee benefit agreement, arrangement or plan,(b) increase the compensation or pay any special remuneration to any director, officer or employee, or pay any material benefit not required by any employee plan as in effect as of the date of the merger agreement, or (c) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any employee plan, to the extent not already provided in such employee plan;
•	make any material change in any of the accounting principles or practices, except for as may be required by a change in applicable law or in IFRS;
•	make or agree to make any new capital expenditure or expenditures in excess of $400,000, individually, or $1,000,000, in the aggregate, in each case, above the total expenses contemplated by NeuroDerm’s 2017 budget disclosed to MTPC prior to the date of the merger agreement;
•	acquire or agree to acquire (a) any business or other entity or any material equity interest for consideration in excess of $500,000 in the aggregate, or (b) any assets that are material, individually or in the aggregate, to NeuroDerm and its subsidiary, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or purchases contemplated by NeuroDerm’s 2017 budget disclosed to MTPC prior to the date of the merger agreement;

•	sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of NeuroDerm or its subsidiary, which are material to NeuroDerm and its subsidiary, taken as a whole, other than in the ordinary course consistent with past practice;
•	sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any material owned intellectual property right or right under any licensed intellectual property right;
•	other than in the ordinary course of business, consistent with past practice, enter into (including by amendment of any contract such that such contract becomes a material contract) or terminate any material contract (or a contract that would be a material contract if it were entered into on the date of the merger agreement), amend or modify in any material respect any material contract, or waive, release or assign any material rights, claims or benefits of NeuroDerm or its subsidiary under any material contract; or
•	make or change any material tax election, or adopt or change any material accounting method in respect of taxes, or settle or finally resolve any tax contest with respect to a material amount of tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes.

NeuroDerm Shareholders’ Meeting

NeuroDerm has agreed to, as soon as reasonably practicable following the date of the merger agreement but in no event later than the fifth business day after the date of the merger agreement, establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with the provisions of the merger agreement, convene a special meeting of its shareholders for the purpose of obtaining the approval of the merger agreement by the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes), and publish the notice of such special meeting. The notice of such special meeting was published on August 1, 2017 and the record date was August 10, 2017.

NeuroDerm has agreed to, as soon as reasonably practicable following the execution of the merger agreement but in no event later than the fifteenth business day after the date of the merger agreement, furnish to the SEC on Form 6-K a proxy statement for the meeting of NeuroDerm shareholders and cause the proxy statement to be mailed to the NeuroDerm shareholders. Unless NeuroDerm’s board of directors has effected a company board recommendation change, NeuroDerm shall include the company board recommendation in the proxy statement, except as otherwise provided in the covenants relating to the non-solicitation of alternative transaction proposals contained in the merger agreement (see the section entitled “— NeuroDerm Board Recommendation Change” beginning on page 57 of this proxy statement). Unless NeuroDerm’s board of directors (or a committee thereof) has effected a company board recommendation change, NeuroDerm must, through NeuroDerm’s board of directors, use commercially reasonable efforts to solicit from the NeuroDerm shareholders approval of the merger agreement. If, on the date of the meeting of NeuroDerm shareholders, NeuroDerm has not received proxies representing a sufficient number of ordinary shares to obtain the approval of the merger agreement by NeuroDerm shareholders, whether or not a quorum is present, NeuroDerm may make one or more successive postponements or adjournments of such meeting, but such meeting may not be postponed or adjourned to a date that is in the aggregate more than 30 days after the date for which such meeting was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent required under applicable law to ensure that any required supplement or amendment to this proxy statement is provided or made available to the NeuroDerm shareholders or to permit dissemination of information which is material to NeuroDerm shareholders voting at such meeting and to give the NeuroDerm shareholders sufficient time to evaluate any such supplement or amendment or other information).

NeuroDerm and Merger Sub have agreed that they will, as promptly as practicable after the execution of the merger agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Companies’ Registrar. NeuroDerm and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies’ Registrar that, in accordance with Section 317(b) of the Companies Law, such notices were given to their respective creditors. The executed merger proposals of NeuroDerm and Merger Sub were filed with the Israeli Companies’ Registrar on August 6, 2017. The notice to creditors was published (i) by Merger Sub on August 6, 2017 and (ii) by NeuroDerm on August 6, 2017 (in Israel) and on August 8, 2017 (in New York), and the related notification to the Israeli Companies’ Registrar that such notices had been provided was provided by Merger Sub and NeuroDerm on August 9, 2017. Notices to the Israeli Companies’ Registrar of the approval of the merger by a merging company’s shareholders will be filed by Merger Sub on or about September 14, 2017 and will be filed by us promptly following the receipt of the approval of the merger proposal by NeuroDerm’s shareholders.

No Solicitation

NeuroDerm has agreed that it will and will cause its subsidiary and will use commercially reasonable efforts to cause its and their respective officers, directors, employees, investment bankers, attorneys or other authorized agents, or advisors or representative thereof, or any direct or indirect subsidiary thereof (referred to in this section of the proxy statement as “representatives”) to immediately cease any and all existing discussions or negotiations with respect to any acquisition proposal (as defined below) with any persons conducted prior to the execution of the merger agreement. In addition, subject to the merger agreement’s non-solicitation provisions and company board recommendation change provisions, NeuroDerm has agreed that, until the earlier of the merger consummation or the termination of the merger agreement, it will not and will authorize or knowingly permit its subsidiary to, and will use commercially reasonable efforts to cause its and their respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or knowingly facilitate the making of an acquisition proposal; or
•	other than with MTPC, Merger Sub or their respective representatives and other than solely to inform any person of the non-solicitation provisions in the merger agreement, enter into, continue or otherwise participate in any discussion or negotiations regarding, or furnish to any person any material non-public information in connection with, any acquisition proposal.

Notwithstanding the restrictions above, prior to the receipt of the approval of the merger agreement by the NeuroDerm shareholders, NeuroDerm’s board of directors (or a committee thereof) may, directly or indirectly through NeuroDerm’s representatives:

•	contact any person that has made an unsolicited acquisition proposal (and its advisors) for the purpose of clarifying the proposal and any terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal constitutes, or could reasonably be expected to lead to, a superior proposal (as defined below); or
•	if NeuroDerm’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that an acquisition proposal which did not result from a material breach by NeuroDerm or its subsidiary of the non-solicitation provisions of the merger agreement either constitutes or could reasonably be expected to lead to a superior proposal and that the failure to engage in such discussions or negotiations could be inconsistent with the directors’ fiduciary duties under Israeli law:
o	participate or engage in discussions or negotiations with any such person regarding an acquisition proposal; or
o	furnish to any such person that has made such an acquisition proposal, any information relating to NeuroDerm or its subsidiary and/or afford to any such person access to the business, properties, assets, books, records or other information, or to any personnel, of NeuroDerm or its subsidiary, in each case under this bullet point pursuant to, and subject to execution of an acceptable confidentiality agreement.

In addition, NeuroDerm has agreed that it will provide to MTPC all such non-public information not previously provided to MTPC (or its representatives) as promptly as reasonably practicable (and in any event not more than 48 hours) after such information has been provided or made available to such person (or its representatives). Furthermore, NeuroDerm has agreed that it will advise MTPC of any acquisition proposal and the material terms and conditions of any such acquisition proposal and will keep MTPC reasonably informed of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such acquisition proposal no later than 48 hours after the receipt of the acquisition proposal or the occurrence of any such material developments.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal by MTPC or Merger Sub) relating to an acquisition transaction. For purposes of the merger agreement, the term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (a) the purchase or other acquisition, including through any tender offer or exchange offer, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty-five percent (25%) of the outstanding ordinary shares; (b) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving NeuroDerm and/or its subsidiary that, if consummated in accordance with its terms, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning directly or indirectly, more than twenty-five percent (25%) of the outstanding ordinary shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction; or (c) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the subsidiary of NeuroDerm, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated assets of NeuroDerm and its subsidiary, taken as a whole (based on the fair market value thereof as determined in good faith by NeuroDerm’s board of directors).

For purposes of the merger agreement, the term “superior proposal” means any written acquisition proposal received after the date of the merger agreement which NeuroDerm’s board of directors determines in good faith, considering such factors as NeuroDerm’s board of directors considers to be appropriate, is on terms that, if consummated, are more favorable to NeuroDerm and the NeuroDerm shareholders than the merger (except with the references to “twenty-five percent (25%)” in the definition of acquisition proposal deemed to be references to “fifty percent (50%)”).

NeuroDerm Board Recommendation Change

Subject to the company board recommendation change provisions the merger agreement prohibits NeuroDerm’s board of directors (and any committee thereof) from:

•	withdrawing, amending or modifying in a manner adverse to MTPC in any material respect, or publicly proposing to withdraw, amend or modify in a manner adverse to MTPC in any material respect, the recommendation of NeuroDerm’s board of directors that the holders of ordinary shares approve the merger agreement and the merger;
•	adopting a formal resolution for approving or recommending or proposing publicly to approve or recommend, any acquisition proposal;
•	if any tender offer or exchange offer that constitutes an acquisition proposal subject to Regulation 14D under the U.S. Securities Exchange Act of 1934, as amended, is commenced, recommending in favor of such acquisition proposal in any solicitation or recommendation statement on Schedule 14D-9 filed by NeuroDerm with the SEC;
•	at any time after receipt or public announcement of an acquisition proposal, fail to publicly reaffirm the board recommendation within ten business days after receipt of written request by MTPC to do so, but MTPC is not permitted to make any such request on more than one occasion in respect of (a) each acquisition proposal and (b) each material amendment or material modification of each such acquisition proposal (with any of the actions in this bullet point and the preceding three bullet points constituting a “company board recommendation change” under the merger agreement); or

•	entering into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an acceptable confidentiality agreement entered into pursuant to the merger agreement) (a) constituting or that could reasonably be expected to lead to any acquisition proposal or (b) requiring it to abandon, terminate or fail to consummate the merger and the other transactions contemplated by the merger agreement (with the document entered into pursuant to this bullet point constituting an “alternative transaction agreement” under the merger agreement).

Notwithstanding the foregoing, if, prior to obtaining the approval of the NeuroDerm shareholders, NeuroDerm or any of its representatives receives a written acquisition proposal which was made or renewed on or after the date of the merger agreement and not withdrawn and that NeuroDerm’s board of directors determines, after consultation with its financial advisor and outside legal counsel, constitutes a superior proposal and NeuroDerm’s board of directors determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law, NeuroDerm’s board of directors may (x) effect a company board recommendation change and/or (y) terminate the merger agreement and, concurrently with such termination, may enter into an alternative transaction agreement with respect to such superior proposal. Prior to and as a condition to taking such actions, (a) NeuroDerm must provide MTPC four business days’ prior written notice advising MTPC that NeuroDerm’s board of directors intends to take such action (such notice or any amendment or update to such notice and the determination to deliver such notice, or update or amendment to public disclosures with respect to the foregoing shall not constitute a company board recommendation change), and (b) (i) during such four business day period, if requested in writing by MTPC, NeuroDerm must engage in negotiations with MTPC regarding any amendment to the merger agreement proposed in writing by MTPC, (ii) NeuroDerm’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be irrevocably offered in writing by MTPC during the four business day period immediately following the delivery by NeuroDerm to MTPC of such recommendation change notice which is capable of being accepted by NeuroDerm and NeuroDerm’s board of directors must have determined (after consultation with its financial advisor and outside legal counsel) that the superior proposal would continue to constitute a superior proposal if such adjustments were to be given effect, and (iii) in the event of any material amendment to any acquisition proposal, NeuroDerm must provide MTPC with a new notice and a new notice period and the provisions of this paragraph will apply, on such material amendment.

Notwithstanding the foregoing, NeuroDerm or NeuroDerm’s board of directors, directly or indirectly through their representatives, will be permitted to (i) take or disclose any position or disclose any information reasonably required under applicable law or otherwise complying with Rules 14d-9 or 14e-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (or any communication under Israeli law with similar content or any other similar communication to the NeuroDerm shareholders), or Item 1012(a) of Regulation M-A promulgated under the U.S. Securities Exchange Act of 1934, as amended, with respect to any acquisition proposal, (ii) make any “stop, look and listen” communication to the NeuroDerm shareholders pursuant to Rule 14d-9(f) promulgated under the U.S. Securities Exchange Act of 1934, as amended, (or any similar communication to the NeuroDerm shareholders) or take a neutral or no position with respect to any acquisition proposal, (iii) make any other disclosure to the NeuroDerm shareholders that is reasonably required by applicable law and (iv) waive any “standstill” or similar provision in order to permit a person to make an acquisition proposal; however, any such disclosures will not, in themselves, constitute a company board recommendation change or form a basis for MTPC to terminate the merger agreement.

Notwithstanding the foregoing, prior to obtaining the approval of the NeuroDerm shareholders, NeuroDerm’s board of directors may effect a company board recommendation change in response to an intervening event (as defined below), if NeuroDerm’s board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect a company board recommendation change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. Prior to taking such action, (A) NeuroDerm must provide to MTPC four business days’ prior written notice advising MTPC that NeuroDerm’s board of directors intends to effect such company board recommendation change in respect of such intervening event, and describe in reasonable detail the intervening event and the reasons for such company board recommendation change (such notice or any amendment or update to such notice and the determination to deliver such notice, or update or amendment to public disclosures with respect to the foregoing shall not constitute a company board recommendation change), (B) (1) during such four business day period, if requested in writing by MTPC, NeuroDerm must engage in negotiations with MTPC regarding any amendment to the merger agreement proposed in writing by MTPC and (2) NeuroDerm’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be offered in a written, binding and irrevocable offer by MTPC during the four business day period (or shorter period prior to the extraordinary general meeting) immediately following the delivery by NeuroDerm to MTPC of such notice, which is capable of being accepted by NeuroDerm and NeuroDerm’s board of directors shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect a company board recommendation change would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli law if such adjustment were to be given effect, and (C) in the event of any material change to the facts or circumstances of such intervening event, NeuroDerm must provide MTPC with a new notice and comply with the requirements of the company board recommendation change provisions, and a new notice period of the four business days period referred to in clauses (A) and (B) above will recommence.

Efforts to Consummate the Merger

Subject to the exceptions and conditions below and under the merger agreement, each of the MTPC, Merger Sub and NeuroDerm has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the merger agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including using reasonable best efforts for (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary actions or approvals from governmental authorities and making all necessary filings with governmental authorities, that are necessary to consummate the merger and the other transactions contemplated the merger agreement; and (c) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreements. Notwithstanding the foregoing, NeuroDerm is not required prior to the effective time of the merger to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including any amendments or waivers to existing terms of any contract), or to provide additional security to obtain the consent, waiver or approval of any person under any contract.

In addition, upon the request of MTPC, NeuroDerm has agreed to use its reasonable efforts to make available to MTPC access to up to five key employees of NeuroDerm, on reasonable notice and at reasonable times, for the purpose of discussing, in consultation with NeuroDerm’s management, post-closing employment and retention arrangements between NeuroDerm and such key employees. Any failure of such employees to engage in such discussions or to reach any agreement with respect to post-closing employment and retention arrangements will not be deemed a breach of any provision of the merger agreement or a failure of a closing condition of the merger.

Each of MTPC and NeuroDerm has agreed to, and cause their respective affiliates (if applicable) to, (i) file the notification and report form required under the HSR Act for the transactions contemplated by the merger agreement as soon as practicable after the date of the merger agreement (but in no event later than fifteen business days following the date of the merger agreement) and (ii) submit to the IAA a joint (by NeuroDerm and MTPC) request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law — 1998 in connection with the merger as soon as practicable after the date of the merger agreement. If any such joint request is rejected by the IAA, the parties will file such merger notification with the IAA as soon as practicable after receipt of such rejection by the IAA.

MTPC has agreed that it and/or its affiliates will execute and deliver an undertaking in customary form in favor of the OCS, to comply with applicable law (if and when required to do so).

MTPC has also agreed to, and to cause its affiliates to, take any and all actions necessary to obtain any consents, clearances or approvals required in connection with the transaction under any applicable law, and to enable all waiting periods under any applicable law to expire, and to avoid or eliminate each and every impediment under any applicable law asserted by any governmental authority, in each case, to cause the merger and the other transactions contemplated by the merger agreement to occur as soon as practicable and in any event prior to the outside date (as defined below), including but not limited to

•	at MTPC’s sole cost, complying with all restrictions and conditions, if any, imposed or requested by any (A) governmental authority with respect to antitrust laws in connection with granting any necessary clearance or terminating any applicable waiting period, including (1) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, divisions, businesses, product lines, customers or assets of MTPC, its affiliates, NeuroDerm or its subsidiary contemporaneously with or after the closing of the merger and regardless as to whether a third party has been identified or approved prior to the closing of the merger (such action constituting a “divestiture” under the merger agreement), (2) taking or committing to take such other actions that may limit MTPC’s, its affiliates’, NeuroDerm’s or its subsidiary’s freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers or assets, and (3) entering into any order, consent decree or other agreement to effectuate any of the foregoing or (B) third party in connection with a divestiture;
•	terminating any contract or other business relationship as may be required to obtain any necessary clearance of any governmental authority with respect to antitrust laws or obtaining termination or expiration of any applicable waiting period under any antitrust laws;
•	not extending any waiting period or enter into any agreement or understanding with any governmental authority with respect to antitrust laws without the consent of NeuroDerm, which consent shall not be unreasonably withheld and not withdrawing any of its filings made under any antitrust laws without the prior written consent of NeuroDerm; and
•	opposing fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any order of any governmental authority with respect to antitrust laws that could restrain, prevent or delay the closing of the merger, including by defending through litigation (including by retaining all appropriate expert witnesses and consultants) any action asserted by any person in any court or before any governmental authority with respect to antitrust laws and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any governmental authority with respect to antitrust laws, or, if requested by NeuroDerm, MTPC is obligated to commence or threaten to commence or threaten to commence and pursue vigorously any action NeuroDerm believes to be helpful in obtaining any necessary clearance of any governmental authority with respect to antitrust laws or obtaining termination of any applicable waiting period under any antitrust laws, or in terminating any outstanding action, it being understood that the costs and expenses of all such actions shall be borne by MTPC. NeuroDerm is permitted to participate in all aspects of the defense of such proceedings and MTPC is obligated to use its best efforts to prevail in such proceedings. MTPC is responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such order.
•	From and after the date of execution of the merger agreement and until all approvals by governmental authorities required in connection with the merger and the other transactions contemplated under the merger agreement have been obtained, each of NeuroDerm and MTPC will not, and shall cause its affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental approval.

Each of MTPC and NeuroDerm have agreed that they will not, and will not permit their affiliates to, between the execution date of the merger agreement and until the consummation of the merger (or the earlier termination of the merger agreement), make any acquisition or enter into any definitive agreement for any acquisition if doing so would reasonably be expected to (a) delay or increase the risk of not obtaining any required governmental approval or the expiration or termination of any applicable waiting period, (b) increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the merger agreement or the risk of not being able to remove any such order on appeal, or (c) delay or prevent the consummation of the merger or the other transactions contemplated by the merger agreement.

Employee Matters

Under the merger agreement, until the 12-month anniversary of the effective time of the merger, the surviving company is obligated to (and MTPC is obligated to cause the surviving company to) provide to all employees of each of NeuroDerm and its subsidiary as of the effective time of the merger (a) a salary or wage level, bonus opportunity at least equal to the salary or wage level and bonus opportunity to which each continuing employee was entitled immediately prior to the effective time of the merger and (b) severance, social benefits, employee benefits, perquisites and other terms and conditions that are at least comparable in the aggregate to the severance, social benefits, employee benefits, perquisites and other terms and conditions that the continuing employee was entitled to receive immediately prior to the effective time of the merger. Notwithstanding the foregoing, this provision shall not be construed as limiting a continuing employee’s contractual rights to compensation or benefits.

In addition, under the merger agreement, with respect to each employee plan, including severance, vacation and paid sick leave plans, sponsored, maintained or contributed to by NeuroDerm or its subsidiary, MTPC is obligated to cause the surviving company to grant, or cause to be granted to, all continuing employees from and after the effective time of the merger, credit for all service with NeuroDerm and its subsidiary, and their respective predecessors, prior to the effective time of the merger for all purposes, including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual (other than benefit accrual under a defined benefit pension plan), early retirement subsidies and severance. Furthermore, following the effective time of the merger, MTPC is obligated to (i) cause the surviving company to ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any continuing employees or their dependents or beneficiaries under any health and welfare benefit plans in which such employees may be eligible to participate and (ii) cause the surviving company to ensure or cause to be ensured that any costs or expenses incurred by continuing employees (and their dependents or beneficiaries) up to (and including) the effective time of the merger are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and similar adjustments or limitations on coverage under any such health and welfare benefit plans. MTPC is also obligated to, and is obligated to cause the surviving company to, honor all employee benefit and other obligations to current and former employees under the employee plans.

Nothing in the merger agreement (a) confers upon any current or former director, officer, employee or consultant of each of NeuroDerm and its subsidiary, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (b) may be interpreted to prevent or restrict MTPC or its affiliates from modifying or terminating the employment or terms of employment of any such employee after the effective time of the merger or (c) will be treated as an amendment or other modification of any employee plan or other employee benefit plan or arrangement. Furthermore, nothing in the merger agreement creates any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by NeuroDerm, MTPC, or its affiliates or the surviving company or under any benefit plan which NeuroDerm, MTPC or its affiliates or the surviving company may maintain.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that the of current or former directors or officers of NeuroDerm acting in such capacities as provided in the charter documents of NeuroDerm, under any and all indemnification agreements of NeuroDerm as in effect on the date of the merger agreement will be honored and fulfilled by the surviving company in the merger and its subsidiary. In addition, during the period commencing at the effective time of the merger and ending on the seventh anniversary of the effective time of the merger, the surviving company and its subsidiary shall (and MTPC shall cause the surviving company and its subsidiary to) cause the charter documents of the surviving company and its subsidiary to contain provisions with respect to indemnification, insurance, exculpation and advancement of expenses provisions contained in the charter documents as of the date of execution of the merger agreement, and during such seven year period, such provisions shall not be repealed, amended or otherwise modified in any matter except as required by applicable law.

Under the merger agreement, MTPC has agreed that for seven years after the closing of the merger (subject to the limitation under the Israeli Companies Law), the surviving company and its subsidiaries will (and MTPC will cause the surviving company and its subsidiaries to) (a) indemnify NeuroDerm’s directors and officers against liabilities arising directly or indirectly out of or pertaining directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of NeuroDerm or its subsidiary or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the effective time of the merger), or (ii) any of the transactions contemplated by the merger agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); and (b) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the merger agreement, promptly following request by such indemnified person, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification. To the extent that if, at any time prior to the seventh anniversary of the effective time of the merger, any indemnified person delivers to MTPC a written notice asserting a claim for indemnification under this clause, then the claim asserted in such notice shall survive the seventh anniversary of the effective time of the merger until such time as such claim is fully and finally resolved.

MTPC has also agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, NeuroDerm’s current directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of NeuroDerm’s current directors’ and officers’ insurance policies. However, MTPC or the surviving company, as the case may be, will not be required to pay annual premiums in excess of 300% of the current aggregate annual premium for these policies. In case such policy or policies cannot be obtained for such amount, MTPC or the surviving company will only be required to purchase the greatest amount of coverage available for such amount. Notwithstanding the foregoing, NeuroDerm has the option to purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the effective time of the merger. In the event that NeuroDerm purchases such a “tail” policy prior to the effective time of the merger, the surviving company shall (and MTPC shall cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations under such policy, instead of all other obligations of MTPC and the surviving company under the first sentence of this clause for so long as such “tail” policy shall be maintained in full force and effect.

MTPC has also agreed that (i) MTPC and the surviving company are the indemnitors of first resort (i.e., their obligations to the indemnified persons are primary and any obligation of other persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such indemnified person are secondary), (ii) MTPC and the surviving company will be required to advance the full amount of expenses incurred by any such indemnified person and will be liable for the full indemnifiable amounts, without regard to any rights any such indemnified person may have against any such other person and (iii) MTPC and the surviving company waive, relinquish and release such other persons from any and all claims against any such other persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of MTPC and the surviving company have further agreed that no advancement or payment by any of such other persons on behalf of any such indemnified person with respect to any claim for which such indemnified person has sought indemnification from the surviving company will affect the foregoing and such other persons will have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnified person against the surviving company.

Tax Rulings

As soon as practicable after the date of merger agreement, NeuroDerm must prepare and file with the ITA an application for a ruling confirming, among others, that the cancellation and exchange of the 102 options in accordance with the merger agreement and conversion of the 102 shares in accordance with the merger agreement will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective option consideration and the merger consideration are deposited with the 102 trustee until the end of the respective holding period (such ruling, the “option tax ruling”). The option tax ruling is subject to customary conditions regularly associated with such a ruling. NeuroDerm is obligated to include in the request for the option tax ruling a request to exempt MTPC, the surviving company, the paying agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 options or 102 shares. If the option tax ruling is not granted prior to the closing of the merger or in accordance with the instructions of the ITA, NeuroDerm is obligated to seek to obtain prior to the closing of the merger an interim tax ruling confirming, among other things, that MTPC and any person acting on its behalf (including the paying agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any 102 options or 102 shares to the paying agent, the 102 trustee or NeuroDerm in connection with the merger.

In addition, as soon as practicable after the date the merger agreement NeuroDerm must prepare and file with the ITA an application in form and substance reasonably acceptable to NeuroDerm for a ruling (a) with respect to holders of ordinary shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), exempting MTPC, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing MTPC, the paying agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of ordinary shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding ordinary shares subject to Section 102 of the Ordinance) exempting MTPC, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing MTPC, the paying agent, the surviving company and their respective agents on how such withholding is to be executed.]

Certain Other Covenants

The merger agreement contains additional covenants, including relating to cooperation in connection with the preparation of NeuroDerm’s proxy statement, public announcements, notices of certain events, access by MTPC to the properties, books and records and personnel of NeuroDerm and its subsidiary, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the merger agreement and prior to the effective time of the merger.

Conditions to the Merger

The respective obligations of NeuroDerm, MTPC and Merger Sub to effect the merger are subject to the satisfaction or waiver prior to the effective time of the merger of the following conditions:

•	the NeuroDerm shareholders have approved the merger agreement (such condition cannot be waived);

•	the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted;
•	the waiting periods under the HSR Act have expired or have been terminated;
•	as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by the NeuroDerm shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and
•	no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

The obligations of MTPC and Merger Sub to effect the merger are subject to the satisfaction (or waiver by MTPC in writing) at or prior to the effective time of the merger of the following conditions:

•	(a) the representations and warranties of NeuroDerm regarding organization, good standing and qualification, and corporate power to enter into the merger agreement and consummate the transactions contemplated by the merger agreement, and certain representations and warranties of NeuroDerm regarding NeuroDerm’s capitalization are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), (b) certain representations and warranties of NeuroDerm regarding NeuroDerm’s capitalization are true and correct in all respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except for de minimis inaccuracies, and (c) all other representations and warranties of NeuroDerm are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except in each case for failure to be so true and correct and correct which has not had, individually or in the aggregate, a material adverse effect on NeuroDerm (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties, except with respect to representation and warranties regarding absence of certain changes);
•	NeuroDerm has performed and complied with its obligations under the merger agreement in all material respects;
•	the delivery of an officer’s certificate by NeuroDerm certifying that the above conditions have been satisfied and that NeuroDerm’s board of directors has obtained all required approvals for the execution, performance and consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement; and
•	no material adverse effect with respect to NeuroDerm has occurred since the execution and delivery of the merger agreement that is continuing.

The obligation of NeuroDerm to effect the merger is subject to the satisfaction (or waiver by NeuroDerm in writing) at or prior to the effective time of the following conditions:

•	(a) the representations and warranties of MTPC and Merger Sub regarding organization, good standing and qualification, and corporate authority to enter into the merger agreement and consummate the transactions contemplated by the merger agreement are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), and (b) all other representations and warranties of MTPC and Merger Sub are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except for any failure to be so true and correct which has not had, individually or in the aggregate, a material adverse effect with respect to MTPC or Merger Sub (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties);
•	MTPC and Merger Sub have performed and complied with their obligations under the merger agreement in all material respects; and
•	the delivery of an officer’s certificate by MTPC and Merger Sub certifying that the above conditions have been satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of MTPC and NeuroDerm.

The merger agreement may also be terminated prior to the effective time of the merger by either MTPC or NeuroDerm if:

•	following the execution of the merger agreement, a governmental entity has formally issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to any party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur and such act or failure to act constitutes a breach of the merger agreement;
•	the merger is not consummated by January 24, 2018 (the “outside date”), except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or
•	the approval of the merger by the NeuroDerm shareholders is not obtained at the extraordinary general meeting.

The merger agreement may also be terminated by NeuroDerm under any of the following circumstances:

•	if, prior to the approval of the merger by the NeuroDerm shareholders, NeuroDerm has received a superior proposal and, to the extent permitted by and effected in accordance with the merger agreement, NeuroDerm’s board of directors approves, and NeuroDerm, concurrently with the termination of the merger agreement, enters into an alternative transaction agreement with respect to such superior proposal, except that any purported termination pursuant to this circumstance will be void and of no force or effect if NeuroDerm does not timely pay in the full the termination fee to MTPC; or

•	at any time prior to the effective time of the merger agreement, NeuroDerm has not breached any of its representations, warrantied or covenants under the merger agreement in any material respect, and MTPC or Merger Sub has breached any of their representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date.

The merger agreement may also be terminated by MTPC under any of the following circumstances:

•	at any time prior to the effective time of the merger, MTPC and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement in any material respect, and NeuroDerm has breached any of its representations, warranties or covenants under the merger agreement (other than with respect to a breach of the non-solicitation, company board recommendation or NeuroDerm shareholder meeting provisions) which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and NeuroDerm cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date; or
•	at any time prior to the receipt of the approval of the merger by the NeuroDerm shareholders if NeuroDerm’s board of directors (or a committee thereof) has effected a company board recommendation change which has not been withdrawn.

If the merger agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which will survive the termination of the merger agreement, and, subject to certain specified provisions of the merger agreement that will survive such termination, including among others, the provisions relating to termination fees, specific performance and remedies, there will be no liability, of any kind, on the part of NeuroDerm, MTPC or Merger Sub. The termination of the merger agreement will not relieve any party from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of the merger agreement. For purposes of the merger agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the merger agreement.

Termination Fees

NeuroDerm is required to pay to MTPC a termination fee of $38 million if the merger agreement is terminated under any of the following circumstances:

•	(a) after the date of the merger agreement and at or prior to the date of the special meeting of NeuroDerm shareholders an acquisition proposal has been publicly announced and not withdrawn or otherwise abandoned, (b) either NeuroDerm or MTPC terminates the merger agreement as a result of the failure to obtain the approval of the merger by the NeuroDerm shareholders, and (c) within 12 months after such termination, NeuroDerm enters into a definitive agreement to effect such acquisition proposal with the party who made such acquisition proposal and such definitive agreement is subsequently completed (for purposes of determining whether the termination fee is payable under this circumstance, all references to “25%” in the definition of “acquisition proposal” will be deemed to references to “50%”);
•	NeuroDerm terminates the merger agreement prior to the receipt of the approval of the merger by the NeuroDerm shareholders and NeuroDerm enters into an alternative transaction agreement with respect to a superior proposal concurrently with the termination of the merger agreement; or
•	MTPC terminates the merger agreement as a result of a company board recommendation change that has not been withdrawn.

In the event that MTPC is entitled to receive the termination fee, the right of MTPC to receive such amount will constitute the sole and exclusive remedy of MTPC and its affiliates and representatives against NeuroDerm and its affiliates and representatives under the merger agreement or arising out of or related to the merger agreement or the transactions contemplated by the merger agreement.

Expenses

All fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

Specific Performance

NeuroDerm, MTPC and Merger Sub have agreed that they will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This right to specific performance or other equitable relief is in addition to any other remedy to which the parties are entitled at law or in equity, and none of NeuroDerm, MTPC or Merger Sub will be required to provide any bond or other security in connection with any such order or injunction.

Amendment

Subject to applicable law and to the other provisions of the merger agreement, the merger agreement may be amended at any time by execution of a written agreement signed by each of MTPC, Merger Sub and NeuroDerm; however, in the event that NeuroDerm has received the approval of the merger by its shareholders, no amendment will be made to the merger agreement that requires the approval of NeuroDerm’s shareholders without obtaining the approval of NeuroDerm’s shareholders for such amendment.

Governing Law and Jurisdiction

The merger agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the merger agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

Notwithstanding the foregoing, the parties to the merger agreement have contractually agreed that the provisions related to the definition of “material adverse effect” with respect to NeuroDerm will be governed by the laws of the state of Delaware.

THE VOTING AND SUPPORT AGREEMENTS

This section describes material provisions of the voting and support agreements. Because the description of the voting and support agreements contained in this document is a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the voting and support agreements. You should carefully read the entire copy of the form of voting and support agreement attached as Annex B to this document, which is incorporated by reference into this document, before you decide how to vote.

Robert Taub, Uwe Wascher and Shmuel Cabilly, who collectively hold approximately 34% of the outstanding shares of NeuroDerm on the date of the merger agreement, have agreed to vote the subject ordinary shares at the extraordinary general meeting and any other meeting of the NeuroDerm shareholders however called (or in any action by written consent in lieu of a meeting):

•	in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement;
•	against any acquisition proposal or any transaction that is the subject of an acquisition proposal; and
•	in favor of any adjournment or postponement of the extraordinary general meeting or other meeting recommended by NeuroDerm’s board of directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled, as applicable.

Each of the above-named shareholders has agreed that they will not:

•	from the date of the voting and support agreement until the earlier of the closing of the merger and the valid termination of the merger agreement, exercise their rights under Section 2 of the Amended and Restated Investors’ Rights Agreement, executed on or around August 14, 2014, by and among NeuroDerm, such shareholder and the other investors that are a party thereto;
•	offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of, any or all of the securities of NeuroDerm such shareholder holds or beneficially owns or has any interest therein, (a) except as otherwise provided in the voting and support agreement or, (b) unless each person to which any of such securities is or may be transferred, have (i) executed a counterpart of the voting and support agreement and (ii) agreed in writing to hold such securities (or interest in such securities) subject to all of the terms and provisions of the voting and support agreement; or
•	grant any proxy or power of attorney with respect to any of the securities of NeuroDerm such shareholder holds or beneficially owns, or deposit any of the securities of NeuroDerm such shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such securities, in each case except as provided in the voting and support agreement.

In the voting and support agreements, each shareholder party thereto made customary representations and warranties to MTPC and Merger Sub with respect to, among other things ownership of ordinary shares, litigation matters, authority to enter into the voting and support agreement and absence of certain violations, breaches or defaults under certain contracts and laws arising out of the execution and delivery by such shareholder of the voting and support agreement and the performance by such shareholder of its obligations under the voting and support agreement. In addition, in the voting and support agreements, MTPC and Merger Sub made customary representations and warranties to the shareholder party thereto with respect to, among other things authority to enter into the voting and support agreement and absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws arising out of the execution and delivery by MTPC and Merger Sub of the voting and support agreement and the performance by MTPC and Merger Sub of its obligations under the voting and support agreement.

Each of the above-named shareholders also agreed that during the period commencing on the date of the voting and support agreement and continuing until the voting and support agreement is terminated pursuant to its terms, such shareholder will promptly notify MTPC and Merger Sub of the number of any additional securities of NeuroDerm that are acquired or come to be beneficially owned by such shareholder after the date of the voting and support agreement.

The obligations of each of the above-named shareholders under their respective voting and support agreement will terminate on the first to occur of (a) the mutual written agreement of MTPC, Merger Sub and such shareholder, (b) the termination of the merger agreement in accordance with its terms, (c) a company board recommendation change, (d) the election of such shareholder if there is any amendment, waiver or modification to or of any provision of the merger agreement entered into without the prior written consent of such shareholder which (i) results in a change in the amount or form of the merger consideration, (ii) results in an extension of the outside date or (iii) is materially adverse to such shareholder, or (e) the effective time of the merger.

The foregoing restrictions should not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of NeuroDerm or its subsidiary or from fulfilling his or her obligations as a director of NeuroDerm, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of NeuroDerm.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF NEURODERM

The following table sets forth information regarding the beneficial ownership of NeuroDerm ordinary shares as of August 10, 2017 (unless otherwise noted), for:

•	each person or entity who is known by us to beneficially own more than 5% of the outstanding shares of NeuroDerm ordinary shares;
•	each of our directors and executive officers individually; and
•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel, and, to NeuroDerm’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the share indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 26,345,938 ordinary shares of NeuroDerm outstanding on August 10, 2017. The amounts and percentage of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

As of August 10, 2017, there were 26,345,938 ordinary shares of NeuroDerm outstanding.

Name	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Principal Stockholder
Scopia Capital Management LP and affiliates(1)	4,383,358		16.6%
Directors and Executive Officers
Oded S. Lieberman(2)	1,167,976		4.2%
Sheila Oren		*	*
Oron Yacoby-Zeevi		*	*
Roy Golan		*	*
Sharon Cohen-Vered		*	*
Revital Mandil-Levin		*	*
Tami Yardeni		*	*
Ziva Mesika		*	*
Eran Shor		*	*
Anat Nachmani		*	*
Shmuel Cabilly(3)	2,629,650		10.0%
Larry Ellberger		*	*
Robert Taub(4)	3,232,890		12.3%
Uwe Wascher(5)	3,006,370		11.4%
Alla Felder		*	*
Jonathan Kalman		*	*
All directors and executive officers as a group (16 persons)	10,595,177		37.7%

*	Represents beneficial ownership of less than 1% of NeuroDerm’s outstanding ordinary shares.

(1)	Based on Schedule 13G/A, filed by Scopia Capital Management LP, Scopia Management Inc., Matthew Sirovich and Jeremy Mindich on February 14, 2017, each such reporting person have shared voting and dispositive power over the shares reported in the table above. Scopia Capital Management LP is an investment adviser. Matthew Sirovich and Jeremy Mindich are control persons of Scopia Capital Management LP. The principal business address of each reporting person is 152 West 57th Street, 33rd Floor, New York, NY 10019.
(2)	Consists of 1,167,976 ordinary shares issuable upon exercise of outstanding options which are currently exercisable or are exercisable within 60 days of August 10, 2017.
(3)	Based on a Schedule 13G filed by Shmuel Cabilly on February 17, 2015. The principal business office of Shmuel Cabilly is 13 Em Kol Hai Street, Gedera, Israel.
(4)	Based on a Schedule 13G filed by Robert Taub on February 17, 2015, includes 2,934,640 ordinary shares over which Mr. Taub has sole voting and dispositive power and 298,250 ordinary shares held by MINV SA (a company in which Mr. Taub owns over 99.9% of the outstanding shares) over which Mr. Taub has shared voting and dispositive power. The principal business office of Mr. Taub is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.
(5)	Based on a Schedule 13G/A filed by Uwe Wascher on February 17, 2016. The principal business office of Uwe Wascher is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

WHERE YOU CAN FIND MORE INFORMATION

NeuroDerm files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

NeuroDerm’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, NeuroDerm’s filings with the SEC are also available for free to the public on NeuroDerm’s website, www.neuroderm.com. Information contained on NeuroDerm’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

NeuroDerm incorporates by reference into this document the documents listed below. Any filings NeuroDerm makes with the SEC under Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this document until the date of NeuroDerm’s extraordinary general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports on Form 6-K furnished by NeuroDerm to the SEC after the date of this document until the date of NeuroDerm’s extraordinary general meeting, which NeuroDerm identifies as being incorporated by reference into this document, are also incorporated by reference herein. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

NeuroDerm Documents Filed with or Furnished to the SEC Commission file number 001-36737	Period
Annual Report on Form 20-F	Year Ended December 31, 2016 (filed on March 29, 2017)
Reports of Foreign Private Issuer on Form 6-K	Dated January 26, 2017, February 1, 2017, March 2, 2017, March 3, 2017, June 9, 2017, June 30, 2017, July 24, 2017 and August 1, 2017

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from NeuroDerm. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from NeuroDerm without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from NeuroDerm at:

NeuroDerm Ltd.
c/o Roy Golan
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670212, Israel
Tel: +972 (8) 946-2729
Email: roy@neuroderm.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: ndrm@morrowsodali.com

You should not send in your NeuroDerm share certificates until you receive the transmittal materials from the paying agent.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated August 17, 2017. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to NeuroDerm shareholders does not create any implication to the contrary.

By order of the Board of Directors,

/s/ ROBERT TAUB

Robert Taub
Chairman of the Board of Directors

Rehovot, Israel
August 17, 2017

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MITSUBISHI TANABE PHARMA CORPORATION

MT PORTO LTD.

and

NEURODERM LTD.

July 24, 2017

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 24, 2017 by and among Mitsubishi Tanabe Pharma Corporation, a company organized under the laws of the State of Japan (“Parent”), MT Porto Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and NeuroDerm Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in ARTICLE I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby (such recommendation to the shareholders, the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has further determined (i) that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (ii) that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iii) to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition to and inducement of Parent’s willingness to enter into this Agreement, certain shareholders of the Company are entering into voting undertakings (the “Voting Agreements”).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement with the Company in writing that (a) is no less favorable to the Company with respect to the confidentiality of the Company’s disclosed information than the Confidentiality Agreement and (b) does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Agreement, including Section 5.3.

“Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent or Merger Sub) relating to an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition, including through any tender offer or exchange offer, by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty-five percent (25%) of the outstanding Company Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company and/or any of its Subsidiaries that, if consummated in accordance with its terms, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning directly or indirectly, more than twenty-five percent (25%) of the outstanding Company Shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction; and (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the Subsidiary of the Company, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated assets of the Company and its Subsidiary, taken as a whole (based on the fair market value thereof as determined in good faith by the Company Board).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York, Israel or Japan are authorized or required by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiary as of the Company Balance Sheet Date.

“Company Balance Sheet Date” shall mean March 31, 2017.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event, fact, condition, occurrence or development (each a “Change”, and collectively, “Changes”) that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiary, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a “Company Material Adverse Effect”:

(i) general economic or business conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations) and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;

(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiary conduct business;

(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;

(v) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in IFRS or other accounting standards (or the authoritative interpretation thereof);

(vi) any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

(vii) the public announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent, and/or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or its Subsidiary, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees or business partners;

(viii) any action or omission by Parent or Merger Sub in breach of this Agreement;

(ix) any action or omission by the Company or its Subsidiary required pursuant to the terms of this Agreement, or at the written request of, or with the written consent or waiver of, Parent or any of its Affiliates;

(x) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, or any failure by the Company to meet any analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures);

(xi) any decision, recommendation, statement or Order of, or requirement imposed by, any Governmental Authority or other authorized entity, advisory body or any professional medical organization with respect to (A) any product or product candidate of the Company or (B) any product or product candidate of any competitor of the Company (or such competitor with respect thereto), including in each case any labeling, pre-clinical, clinical, distribution or post-marketing requirements; or any changes or developments in the status, timing or scope of any pending or anticipated approval of the Company’s products by any relevant Governmental Authority in Israel, the United States, Europe or any other country or region in the world; and

(xii) the results of pre-clinical or clinical studies or trials conducted with respect to any product or product candidate of the Company or with respect to any product or product candidate of any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations);

except and only to the extent such effects directly or indirectly result from, relate to or arise out of the matters described in clauses (iii), (iv) and (vi) above disproportionately affect the Company and its Subsidiary, taken as a whole, as compared to other companies operating in the same industry and in the same countries or regions in which the Company or its Subsidiary operates (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining a “Company Material Adverse Effect”).

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Share Plans.

“Company Optionholder” shall mean any holder of Company Options.

“Company Share Plans” shall mean the Company’s 2014 Incentive Compensation Plan and 2007 Share Option Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Confidentiality Agreement” shall mean that certain confidentiality agreement, dated as of May 12, 2017, by and between Mitsubishi Tanabe Pharma Holdings America, Inc. and the Company.

“Contract” shall mean any written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“EMA” shall mean the European Medicine Agency.

“Employee Plan” shall mean each employee benefit plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, pension arrangement, provident fund (Keren Hishtalmut), termination pay, deferred compensation, performance awards, stock or stock-related awards, options, fringe benefits or other benefits or remuneration maintained by the Company or its Subsidiary or to which the Company or its Subsidiary contributes, as of the date hereof, for the benefit of current employees, in each case, excluding plans, agreements or other arrangements required to be established or contributed to by applicable Law or sponsored in whole or in part by any Governmental Authority.

“Environmental Law” shall mean any applicable Law relating to the protection of the environment, natural resources or human health or safety (as human health or safety relates to the exposure to Hazardous Substances), or to the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“FDCA” means the Federal Food, Drug & Cosmetic Act.

“FDA” means the U.S. Food and Drug Administration.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“Good Clinical Practices” means the then current international ethical and scientific quality standard for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of clinical trials for pharmaceuticals, as set forth in the FD&C Act, and the guidelines of the International Conference on Harmonization and other comparable regulations and guidance of any Governmental Authority in any country or region outside of the United States, as applicable.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Authority granted to, provided or made available to, or enjoyed by the Company, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation.

“Hazardous Substance” shall mean any and all substances, materials or wastes defined or regulated as “hazardous”, “toxic waste”, a “pollutant”, or a “contaminant” under any applicable Environmental Law, including petroleum, petroleum products, polychlorinated biphenyls, asbestos and asbestos containing materials and radioactive materials.

“Health Authority” means the Governmental Authorities which administer Health Laws including the FDA, Drug Enforcement Agency, United States Department of Health and Human Services, the Centers for Medicare and Medicaid Services, state Medicaid agencies, state boards of pharmacy, the EMA, the MOH, the Helsinki committee of a medical institution and other equivalent agencies or authorities.

“Health Law” means any applicable Law of any Governmental Authority (including multi-country organizations) pertaining to the safety, efficacy, quality, pricing and reimbursement of medicinal and pharmaceutical products, including applicable Law relating to good laboratory practices, Good Clinical Practices, investigational use, research, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports.

“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” shall mean International Financial Reporting Standards and interpretations thereof adopted by the International Accounting Standards Board.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, in each case under acceptance, letter of credit or similar facilities to the extent drawn upon by the counterparty thereto and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon, but in each case, excluding any intercompany arrangements between such Person and its Subsidiaries.

“Intellectual Property Rights” shall mean all: (i) trademarks and service marks, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patent applications; (iii) trade secrets; (iv) Internet domain names; (v) registered and unregistered copyrights, and applications for registration thereof; and (vi) any similar intellectual property or proprietary rights.

“Intervening Event” shall mean a material Change (other than an Acquisition Proposal) with respect to the Company or its Subsidiary occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known to the Company Board as of or prior to the date of this Agreement or, if known, the probability or magnitude of the consequences were not known.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“Knowledge” of the Company, with respect to any matter in question, shall mean (i) the actual knowledge of the Company’s Chief Executive Officer and Chief Financial Officer, and (ii) solely with respect to their respective areas of primary responsibility, the actual knowledge of the Company’s Chief Science

Officer and Chief Medical Officer; in each case of (i) and (ii), after reasonable inquiry of any other employee having primary responsibility for the relevant matter.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding, brought by or pending before any Governmental Authority or arbitrator.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with IFRS).

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by another Person and licensed or sublicensed to the Company or its Subsidiary or for which the Company or its Subsidiary has obtained a covenant not to be sued.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance, option, right of first refusal or preemptive right.

“MOH” shall mean the Israeli Ministry of Health.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“OCS” shall mean the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Innovation Law, 5744-1984, which may be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiary.

“Parent Material Adverse Effect” shall mean any effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair (i) the Merger and the other transactions contemplated by this Agreement or (ii) Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Paying Agent” shall mean American Stock Transfer & Trust Company, LLC or such other paying agent agreed between the parties prior to the Closing.

“Permitted Liens” shall mean (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (ii) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or which are being contested in good faith and by appropriate proceedings, (iii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or its Subsidiary has easement rights or on any real property and subordination or similar agreements relating thereto, (iv) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business with respect to obligations which are not delinquent or are being contested in good faith and by appropriate proceedings, (v) non-exclusive licenses of Intellectual Property

Rights granted in the ordinary course of business, (vi) Liens (other than Liens securing Indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, permits, restrictive covenants, encroachments, restrictions or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities and other similar matters that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiary as currently conducted, (vii) Liens disclosed to Parent on or prior to the date of this Agreement, (viii) interests of any lessor or lessee in any real properties and interests in real properties leased or operated by the Company or its Subsidiary, (ix) transfer restrictions on any securities of the Company imposed by applicable Law, (x) in the case of any Contract entered into by the Company and/or its Subsidiary, Liens that are restrictions on the transfer or assignment thereof that are included in the terms such Contracts, (xi) Liens securing Indebtedness or liabilities that are reflected in the Company Reports or incurred in the ordinary course of business since the date of the most recent balance sheet filed with the SEC by the Company, and (xii) any other Liens or imperfections in title (A) being contested in good faith in the ordinary course of business, (B) for which adequate reserves have been established in accordance with IFRS in the Company’s Financial Statements (or notes thereto) or bonds or other security have been provided or are fully covered by insurance (other than any customary deductible) and (C) which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any Affiliate, officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933.

“Subsidiary” of any Person shall mean any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” shall mean any written Acquisition Proposal received after the date of this Agreement which the Company Board determines in good faith, considering such factors as the Company Board considers to be appropriate, is on terms that, if consummated, are more favorable to the Company and the Company Shareholders than the Merger; provided, however, that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Transaction” shall have the meaning assigned to such term herein, except that the references to “twenty-five percent (25%)” in such definition shall be deemed to be references to “fifty percent (50%)”.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean all Israeli, U.S. federal, state, local and foreign taxes, charges, fees, imposts, levies or other assessments which are imposed by a Taxing Authority, including all income, franchise, gross receipts, capital, capital stock, ad valorem, social security, social insurance, severance, stamp, occupation, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, fees, charges or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means the United States Internal Revenue Service, the ITA or any other Governmental Authority (whether state, local or non-U.S.) responsible for the administration of any Tax.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, provided they include such instructions, and further provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

Section 1.2 Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Transaction Agreement	Section 5.3(a)
Agreement	Preamble
Anti-Kickback Statute	Section 3.20(h)
Approval	Section 3.4
BLA	Section 3.20(b)
Capitalization Date	Section 3.5(a)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.2
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.13(a)
Collective Bargaining Agreement	Section 3.16(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Recitals
Company Board Recommendation Change	Section 5.3(a)
Company Cure Period	Section 9.1(e)
Company Disclosure Letter	Article III
Company Reports	Section 3.7(a)
Company Securities	Section 3.5(a)
Company Shares	Section 2.7(a)(i)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Company Subsidiary	Section 3.6(a)
Continuing Employees	Section 6.2(a)
D&O Insurance	Section 6.1(c)
Divestiture	Section 7.2(e)(i)
Effective Time	Section 2.3
Electronic Data Room	Section 3.26
Exchange Fund	Section 2.8(b)
Financial Statements	Section 3.7(c)
IAA	Section 7.2(a)
ICL	Recitals

Term	Section Reference
IND	Section 3.20(b)
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
ITA	Section 2.13(a)
Lease	Section 3.11(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.10(a)
Maximum Annual Premium	Section 6.1(c)
Medicine	Section 3.20(a)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Notification	Section 7.2(a)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
NDA	Section 3.20(b)
Option Consideration	Section 2.7(c)
Option Tax Ruling	Section 7.9(a)
Outside Date	Section 9.1(c)
Parent	Preamble
Parent Cure Period	Section 9.1(h)
Paying Agent Agreement	Section 2.8(a)
Payor	Section 2.13(a)
Permits	Section 3.17(a)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.13(g)
Recommendation Change Notice	Section 5.3(b)
Surviving Company	Section 2.1
Tax Returns	Section 3.14(a)
Termination Fee	Section 9.3(b)
Uncertificated Shares	Section 2.8(c)
Voting Agreements	Recitals
Withholding Drop Date	Section 2.13(b)
Withholding Tax Ruling	Section 7.9(b)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g) Unless otherwise indicated, terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(h) Unless otherwise indicated, the terms “Dollars” and “$” mean U.S. dollars.

(i) Unless otherwise indicated, the term “NIS” means Israeli New Shekels.

(j) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(k) Unless otherwise indicated, references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.3(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(l) Unless otherwise indicated, references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(m) Unless otherwise indicated, references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, in each case, through the date of this Agreement.

(n) Unless otherwise indicated, references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, in each case, through the date of this Agreement.

(o) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more covenants contained in ARTICLE V. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(p) Documents or other information and materials shall be deemed to have been “made available” by the Company if the Company has delivered such documents by email to Parent or its counsel, or posted such documents and information and other materials to the virtual data room managed by the Company or its Representatives, in each case, at least one (1) Business Day prior to the execution and delivery of this Agreement by the parties hereto or to the extent set forth in the Company Disclosure Letter.

(q) Each of the parties hereto acknowledges that it has assessed the risk, uncertainties and benefits of the Merger and this Agreement to which it is a party and the transactions contemplated hereby, and that it has been represented by counsel during the negotiation and execution thereof and, therefore, acknowledges and agrees that, for purposes of interpreting this Agreement, no such party has had any preference in the design of the provisions thereof (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended)), and hereby expressly waives the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2 The Closing. Unless this Agreement shall have been terminated in accordance with ARTICLE IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the fourth (4th) Business Day following the date on which each of the conditions set forth in ARTICLE VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date, location or means as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5 Articles of Association.  At the Effective Time, the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, in a form agreed upon by the Company prior to the Closing, until duly amended as provided therein, herein and by applicable Law.

Section 2.6 Directors and Officers.

(a) Directors.  The parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b) Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

Section 2.7 Effects on Share Capital.

(a) Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Conversion of Company Shares.  Each Ordinary Share, par value NIS 0.01 per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive thirty-nine U.S. Dollars and zero cents ($39.00) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld (subject to Section 2.13 and Section 7.9), upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii) Parent-Owned Shares and Stock Held in Treasury.  Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii) Share Capital of Merger Sub.  Each Ordinary Share, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, par value NIS 0.01, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate, if any, evidencing ownership of Ordinary Shares of Merger Sub immediately prior to the Effective Time, shall, as of the Effective Time, evidence ownership of Ordinary Shares of the Surviving Company.

(b) Adjustment to the Merger Consideration.  Without limiting the other provisions of this Agreement, including Section 5.1 hereof, the Merger Consideration shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Company Options.

(i) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share subject to such Company Option and (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.9). If the exercise price per Company Share subject to any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration. From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder.

(ii) The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

(iii) As of the Effective Time, the Company Share Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its Subsidiary shall be cancelled.

(iv) Prior to the Effective Time, the Company shall adopt resolutions and use commercially reasonable efforts to take other actions that are necessary under the Company Share Plans and/or award agreements, and shall provide the Company Optionholders with notice of their rights with respect to any such Company Options as provided herein.

Section 2.8 Payment Procedures.

(a) Paying Agent; Information Agent.  Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall (i) enter into and deliver to Company an agreement with the Paying Agent in a form to be agreed by the Company and Parent (“Paying Agent Agreement”); and (ii) at the request of the Company, engage an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b) Exchange Fund.  On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to (i) the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)), (ii) the holders of Company 102 Shares and Company 102 Options, in respect of which Parent shall cause payment to be made by the Paying Agent to the 102 Trustee, and (iii) the holders of Company Options (other than Company 102 Options), in respect of which Parent shall cause payment to be made by the Paying Agent to the Company) pursuant to the provisions of this ARTICLE II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares (including Company 102 Shares) and Company Options (including Company 102 Options), become entitled under this ARTICLE II (such cash amount being referred to herein as the “Exchange Fund”). Parent shall be responsible for all fees and expenses of the Paying Agent. The Exchange Fund, once deposited with the Paying Agent, shall, pending its disbursement to the holders of Company Shares (other than the Company 102 Shares), the Company (for the benefit of holders of Company Options (other than the Company 102 Options)) and the 102 Trustee (for the benefit of holders of Company 102 Shares and Company 102 Options), be held in trust for the benefit of such holders and shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in short term obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America with maturities of no more than thirty (30) days. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i) and Section 2.7(c)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this ARTICLE II.

(c) Payment Procedures with respect to Company Shares.  Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) and other than Company 102 Shares (A) a letter of transmittal in customary form (which shall be approved by the Company and shall specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or transfer of the Uncertificated Shares, as the case may be, to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 7.9), the Code, or any applicable provision of state, local, Israeli or foreign Law, and/or (C) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this ARTICLE II (including customary provisions with respect to delivery of an “agent’s message” with respect to Uncertificated Shares). Upon surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Paying Agent, together with the Letter of Transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.9), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent in the case of a book-entry transfer of Uncertificated Shares, together with the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.9), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. Parent shall cause the Paying Agent to accept such Certificates and transferred Uncertificated Shares upon compliance with the foregoing exchange procedures. Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Paying Agent and Parent shall cause the Paying Agent on the Closing Date to make payment of such Merger Consideration to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d) Payment Procedures With Respect to Company Options.

(i) Immediately after the Effective Time, Parent shall cause the Paying Agent to transfer the aggregate Option Consideration with respect to Company Options granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 Options”), to the 102 Trustee, on behalf of holders of Company 102 Options, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall cause the Paying Agent to promptly deposit the aggregate amount of funds payable in respect of Company Options (other than Company 102 Options) pursuant to Section 2.7(c) with the Company or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options), which amounts shall be paid by the Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings.

(e) Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f) No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8(g) shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this ARTICLE II.

Section 2.9 No Further Ownership Rights in Company Shares.  From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

Section 2.10 Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold Parent harmless from and against any losses in connection therewith, but without requirement to post any guarantee or bond (such affidavit to be in a form attached to the Letter of Transmittal), and thereupon such holder shall be deemed for purposes hereof as if it held a Certificate at the Effective Time.

Section 2.11 No Interest.  No interest shall accumulate on any amount payable in respect of any Company Shares or Company Options in connection with the Merger.

Section 2.12 Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.13 Withholding Tax.

(a) Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiary, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger

Consideration and payments made pursuant to Section 2.7(c)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Option Tax Ruling, if obtained, the Internal Revenue Code of 1986 (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this ARTICLE II, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration, as applicable, payable to such holder of record of Company Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required, and then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor withholds any amounts with respect to Israeli Taxes, such Payor shall provide the affected Person, as soon as practicable (but no later than within fourteen (14) Business Days), with sufficient evidence regarding such withholding.

(b) Notwithstanding the provisions of Section 2.13(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date) as determined by Parent and the Paying Agent).

(c) With respect to non-Israeli resident holders of Company Options or Company Shares, who are or were engaged by any non-Israeli Subsidiary of the Company, and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders will provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in any form, report, schedule, statement or other document (including all amendments thereto) filed with, or furnished to, the SEC by the Company, or incorporated by reference into any such document, in each case, prior to the date hereof (excluding, in the case of clause (ii), any disclosures related to risk factors, any forward-looking disclosures or any other statements that are non-Company specific, non-factual, predictive or primarily cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Good Standing and Qualification.  The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

Section 3.2 Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the approval of the holders of a majority of the Company Shares voted (in person or by proxy) on such matter (excluding any absentee votes) at a meeting of the Company Shareholders duly called and held for such purpose (the “Company Shareholder Approval”) and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. No additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or, subject to obtaining the Company Shareholder Approval, the consummation of the Merger and the other transactions contemplated hereby. At a meeting duly called and held prior to the execution of this Agreement in compliance with the articles of association of the Company (“Charter Documents”) and applicable Laws, the Company Board has unanimously made the Company Board Recommendation.

Section 3.3 Non-Contravention.  The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (a) subject to obtaining the Company Shareholder Approval, violate or conflict with any provision of the Charter Documents or equivalent documents of the Subsidiary, (b) except for such Approvals set forth in Section 3.3 of the Company Disclosure Letter, result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Material Contract to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.3 of the Company Disclosure Letter and the Approvals referred to in Section 3.4 of this Agreement are obtained or made, and subject to obtaining the Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or by which any of its properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Required Governmental Approvals.  No consent, clearance, approval or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or its Subsidiary in connection with the execution or delivery by the Company of this Agreement and the performance by the Company or its Subsidiary of its obligations hereunder, other than (a) the OCS Notice, (b) the Approval under the HSR Act and Approval of the Merger by the Israeli Antitrust Authority, or Approval thereby that the Merger is exempted from filing, (c) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (f) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (g) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Company Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 1,600,000 divided into 160,000,000 Company Shares, NIS 0.01 par value per share. At the close of business on July 21, 2017 (the “Capitalization Date”), (i) 26,345,938 Company Shares were issued and outstanding, (ii) 0 Company Shares were held by the Company in its treasury, (iii) there were outstanding Company Options to purchase 3,201,926 Company Shares, and 4,471 Company Shares reserved for future grants under the Company Share Plans. Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Except as set forth in this Section 3.5, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or the Subsidiary convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company or the Subsidiary, or that obligates the Company or the Subsidiary to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or voting securities of the Company, (iv) no obligations of the Company or the Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company and Company Options, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or the Subsidiary to make any payments based on the price or value of any Company Securities.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Letter and except for the Charter Documents, the Company is not a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call option or rights of first refusal or other similar rights with respect to any securities of the Company.

Section 3.6 Subsidiary.

(a) The sole Subsidiary of the Company is NeuroDerm, Inc. (the “Company Subsidiary”). The Company is the sole owner of the Company Subsidiary. All of the issued and outstanding capital stock of such Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any Liens (other than Permitted Liens).

(b) The Company has no share capital, membership interests, partnership interests, interests in any corporation or other entity (including partnership, limited liability company and other business association) other than the Company Subsidiary or other equity interests in any Person (other than the Company Subsidiary).

Section 3.7 Company Reports; Financial Statements.

(a) Since December 31, 2014, the Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws prior to the date hereof (all such forms, reports and documents, including exhibits and schedules, filed or furnished since December 31, 2014, together with any amendments thereto, the “Company Reports”). As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed or furnished, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, as of the date hereof, no Company Report is the subject of ongoing review, comment or investigation by the SEC.

(b) The Company has at all times since November 19, 2014 been and currently is a “foreign private issuer” as such term is defined in the Exchange Act.

(c) The consolidated annual financial statements of the Company and its Subsidiary included in the Company Reports filed prior to the date hereof with the SEC (the “Financial Statements”) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiary as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, in each case in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated therein or as otherwise permitted). The Company’s Subsidiary is not subject to periodic reporting requirements of the Exchange Act.

(d) The Company maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS.

Section 3.8 No Undisclosed Liabilities.  Except as set forth in Section 3.8 of the Company Disclosure Letter, the Company has no Liabilities of any nature (whether accrued, absolute, contingent or otherwise) required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiary prepared in accordance with IFRS, other than (a) Liabilities included or incorporated by reference in the Company Balance Sheet, (b) Liabilities permitted by or arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (d) Liabilities arising under the terms of any Contract or permit binding upon the Company.

Section 3.9 Absence of Certain Changes.  Since the Company Balance Sheet Date through the date hereof (i) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiary has been conducted, in all material respects, in the ordinary course, and (ii) there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” of the Company or its Subsidiary shall mean:

(i) any Contract listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii) any Contract that both requires payments from or to the Company of more than $500,000 during any twelve (12) month period and is not cancelable by the Company or its Subsidiary without any material financial or other penalty on ninety (90) or fewer days’ notice;

(iii) any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company or its Subsidiary owns (i) more than 20% voting or (ii) economic interest with a book value of more than $250,000 without regard to percentage voting or economic interest;

(iv) any Contract (other than any Contract whose only parties are the Company and/or its Subsidiary) relating to Indebtedness for borrowed money owing or guaranteed by the Company or its Subsidiary, other than any Contract relating to Indebtedness with an outstanding principal amount of less than $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Contract under which the Company or its Subsidiary has made any advance, loan, extension of credit or capital commitment to, or other investment in, any Person (other than the Company or its Subsidiary and except for any extensions of trade credits in the ordinary course of business in excess of $250,000;

(vi) any Contract (A) that contains a license in respect of Intellectual Property Rights where such license is material to the business of the Company (except for (1) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software, (2) non-exclusive licenses of Intellectual Property Rights incidental to the sale or purchase of products or services in the ordinary course of business) or (B) for the development (by itself or through a third party) of any Intellectual Property Rights material to the products of the Company or the manufacturing thereof;

(vii) any Contract to which the Company is a party that contains any continuing covenant by the Company to not compete or engage in any line of business or to not engage in its business in any geographic location, in each case other than such Contracts that (x) may be cancelled without material liability to the Company upon notice of ninety (90) days or less or (y) are not, individually or in the aggregate material to the Company and its Subsidiary, taken as a whole;

(viii) any Contract providing for (x) Government Grants from the OCS or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations (i.e., Kitvei Ishur), or (y) material Government Grants from any other Governmental Authority; and

(ix) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Section 3.10(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (i) each Material Contract is valid and binding on the Company and enforceable against the Company, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of any Material Contract.

Section 3.11 Real Property.

(a) The Company does not own any real property.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, the Company has valid leasehold interests in the all of the material real property leased or subleased to the Company (each, a “Lease”), free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (i) each Lease is valid and binding on the Company and enforceable against the Company, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Lease and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of any Lease.

Section 3.12 Personal Property.  Except as set forth in Section 3.12 of the Company Disclosure Letter, the Company is in possession of, and has good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiary, taken as a whole, free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) except as set forth in Section 3.13(a) of the Company Disclosure Letter, (i) the Company and its Subsidiary are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens), (ii) the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights and Intellectual Property Rights in the public domain together constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiary, provided, however, that this subsection (ii) shall not be deemed to constitute a representation of non-infringement, and (iii) there exist no material restrictions on the disclosure, use, license or transfer of any Owned Intellectual Property Rights;

(b) to the Knowledge of the Company, the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights are valid and subsisting;

(c) the Company has taken commercially reasonable measures to protect the confidentiality of the material trade secrets that are owned by or exclusively licensed to the Company and any confidential information of any Person to whom the Company owes a confidentiality obligation;

(d) except as set forth in Section 3.13(d) of the Company Disclosure Letter, neither the Company nor its Subsidiary has received any written claim (i) challenging the use or ownership by the Company or its Subsidiary of any material Intellectual Property Rights or (ii) alleging an infringement or misappropriation by the Company or its Subsidiary of the Intellectual Property Rights of any third party;

(e) to the Knowledge of the Company, (i) no third party is infringing or misappropriating any of the Owned Intellectual Property Rights and (ii) the Company and its Subsidiary are not infringing or misappropriating any Intellectual Property Rights owned by any third party;

(f) all of the Company’s employees, contractors and consultants who were or are engaged in the development or invention of any Owned Intellectual Property Rights have entered into written agreements with the Company or its Subsidiary validly and irrevocably assigning to the Company or its Subsidiary all rights, title and interests in and to such Owned Intellectual Property Rights (or all such rights, title and interests vested in the Company as a matter of law), and, with respect to employees, explicitly waiving all rights to receive royalties or compensation in connection therewith (including, without limitation, under Section 134 of the Israeli Patent Law, 1967) and waiving any applicable non-transferable rights, including moral rights;

(g) except as set forth in Section 3.13(g) of the Company Disclosure Letter, (i) none of the Owned Intellectual Property Rights (or, to the Knowledge of the Company, the Licensed Intellectual Property Rights) were, directly or indirectly, in whole or in part: (A) developed by, or on behalf of, or using funding, grants, or subsidies or any resources of, any Governmental Authority or any entity owned or controlled by any Governmental Authority, or any university, college, hospital, military, educational institution, research center or any entity affiliated with such university, college, hospital, military, educational institution or research center, or other organization (“R&D Sponsor”), (B) developed utilizing any facilities of any R&D Sponsor, (C) developed by any employee, faculty, independent contractor or students of a R&D Sponsor, or (D) to the Knowledge of the Company, developed by any independent contractor who was concurrently working for or providing services to a R&D Sponsor and (ii) in the event that any such funds, grants, subsidies, facilities, employees, faculty, independent contractors, or students were used, such use will not preclude or restrict the sale, transfer, alienation and/or license of any such Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens); and

(h) Section 3.13(h) of the Company Disclosure Letter sets forth a list of all material registrations of or pending applications for registration of Owned Intellectual Property Rights registered to or filed by the Company. To the Knowledge of the Company, all such material registrations of Licensed Intellectual Property Rights and Owned Intellectual Property Rights are valid, enforceable, and subsisting. As of the date hereof, all necessary registration, maintenance and renewal fees in connection with all such material registrations of Owned Intellectual Property Rights have been paid.

The representations and warranties in this Section 3.13 and Section 3.10(a)(vi) are the sole and exclusive representations and warranties of the Company concerning Intellectual Property matters.

Section 3.14 Tax Matters.  Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof:

(a) the Company and its Subsidiary (i) has properly completed and timely filed (taking into account any extensions of time in which to file) all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes (“Tax Returns”) required to be filed with any Governmental Authority by the Company and (ii) has paid all Taxes (whether or not shown on any Tax Return) required to be paid. All such Tax Returns were complete and accurate in all material respects and have been prepared in compliance with applicable Law. The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company or its Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. The Company and its Subsidiary is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting under all applicable Tax Laws;

(b) no deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or its Subsidiary that are not subject to adequate reserves on the consolidated Financial Statements of the Company (in accordance with IFRS as adjusted in the ordinary course of business), nor has the Company or its Subsidiary executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, and there are no Liens (other than Permitted Liens) on any of the assets of the Company for Taxes;

(c) no audit of any Tax Return of the Company or its Subsidiary is presently in progress, nor has the Company or its Subsidiary been notified in writing of any request for such an audit;

(d) no action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened in writing against the Company or its Subsidiary with respect to Taxes for which the Company may be liable;

(e) no unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company and its Subsidiary do not pay Taxes or file Tax Returns asserting that the Company or its Subsidiary is or may be subject to Taxes assessed by such jurisdiction;

(f) there are no Tax rulings, requests for rulings (including any “taxation decision” (Hachlatat Misui) from the ITA), or closing agreements relating to Taxes to which the Company or its Subsidiary is party;

(g) the Company and its Subsidiary are in compliance in all material respects with the terms, conditions and requirements of their Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto;

(h) each of the Company Share Plans has received a favorable determination or approval letter from, or is otherwise approved by, the ITA in accordance with Section 102(b)(2) of the Ordinance and all Company Options purported to be granted and Company Shares purported to be issued under Section 102(b)(2) and Section 102(b)(3) of the Ordinance were and are in compliance with the applicable requirements of Section 102(b)(2) and Section 102(b)(3) of the Ordinance (and any written requirements, regulations and rules promulgated thereunder);

(i) the Company and its Subsidiary have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws;

(j) the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; and

(k) neither the Company nor its Subsidiary has applied or received approval for any Tax incentive under the Law for Encouragement of Capital Investments, 1959.

The representations and warranties in this Section 3.14 are the sole and exclusive representations and warranties of the Company concerning Tax matters.

Section 3.15 Employee Plans.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan.

(b) Each material Employee Plan has been maintained, operated and administered in compliance with its terms and with applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than as set forth in Section 3.15(c) of the Company Disclosure Letter, neither the execution or delivery by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or the Company Subsidiary, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or independent contractor, or (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

The representations and warranties in this Section 3.15 are the sole and exclusive representations and warranties of the Company concerning Employee Plans.

Section 3.16 Labor Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company is not a party, nor subject to, to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company (each a “Collective Bargaining Agreement”) or any extension order, except for Collective Bargaining Agreements applicable to all employees in Israel;

(b) no Collective Bargaining Agreement is being negotiated by the Company, and to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company;

(c) there is not, and since January 1, 2016 there has not been, any strike, lockout, slowdown, or work stoppage against the Company pending or, to the Knowledge of the Company, threatened;

(d) the Company is in material compliance with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, discrimination in employment and employee health and safety, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951); and

(e) the Company (i) has withheld all amounts required by applicable Law or Contract to be withheld from the wages, salaries, and other payments to employees, and (ii) is not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

The representations and warranties in this Section 3.16 are the sole and exclusive representations and warranties of the Company concerning the labor and employment matters.

Section 3.17 Compliance with Laws; Permits.

(a) Except as set forth in Section 3.17(a) of the Company Disclosure Letter, the Company and its Subsidiary are in, and have since December 31, 2014 been in, compliance with (i) all Laws and Orders applicable to the Company (including the Foreign Corrupt Practices Act (15 U.S.C. §§78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, Sections 291 and 291A of the Israeli Penal Law, 1977, or any other applicable Law related to anti-corruption or anti-bribery (but, in each case, only to the extent such applicable Law is applicable to the Company and its Subsidiary), and (ii) all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits is pending or, to the Knowledge of the Company, threatened, except for such non-possession, noncompliance, suspensions or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No representation or warranty is made in this Section 3.17 with respect to (a) Intellectual Property and related matters, which are covered solely in Section 3.13 and Section 3.10(a)(vi), (b) applicable laws with respect to Taxes, which are covered solely in Section 3.14, (c) employee benefit-related matters, which are covered solely in Section 3.15, (d) labor law matters, which are covered solely in Section 3.16, (e) Environmental Laws, which are covered solely in Section 3.18 or (f) Health Laws, which are covered solely in Section 3.20.

Section 3.18 Environmental Matters.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (i) to the Company’s Knowledge, the Company is in compliance with all applicable Environmental Laws, (ii) to the Company’s Knowledge, the Company has not released any Hazardous Substance into the environment at any property that the Company currently leases in violation of any applicable Environmental Law and in a manner which has given rise to any investigatory, corrective or remedial obligations pursuant to applicable Environmental Laws, and (iii) the Company has not received written notice of any pending Legal Proceedings alleging noncompliance on the part of the Company with, or liability of the Company under, any applicable Environmental Law. The representations and warranties in this Section 3.18 are the sole and exclusive representations and warranties of the Company concerning environmental, health or safety matters, including natural resources.

Section 3.19 Litigation.  Except as set forth in Section 3.19 of the Company Disclosure Letter, except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no Legal Proceeding, or to the Knowledge of the Company, any investigations, pending against or, to the Knowledge of the Company, threatened in writing against, the Company, its Subsidiary or any of the properties of the Company or its Subsidiary, or any present or former director of the Company or its Subsidiary in such Person’s capacity as a director of the Company, and (ii) there is no Order, whether civil, criminal or administrative, outstanding by which the Company or its Subsidiary is bound.

Section 3.20 Regulatory Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each medicinal or pharmaceutical product, including drug and device combination products, that is or has been researched, developed, labeled, supplied, co-developed or tested by or on behalf of the Company or its Subsidiary (each, a “Medicine”) is being done so in material compliance with all applicable Health Laws, and the Company and its Subsidiary, and to the Knowledge of the Company, the third party entities which support their operations (including, but not limited to, contract manufacturers and contract research organizations) are in, and have been in since December 31, 2014, material compliance with all applicable Health Laws;

(b) the Company and its Subsidiary have filed with the applicable Health Authorities all required material filings, declarations, listings, registrations, reports or submissions, including in relation to any investigational new drug application (“IND”), new drug application (“NDA”), biological license application (“BLA”), other clinical trial application or regulatory approval application, or foreign equivalent thereof relating to any Medicine and all such filings, declarations, listings, registrations, reports or submissions were prepared and submitted in material compliance with applicable Health Laws when filed, and, as of the date of this Agreement, no material deficiencies have been asserted in writing by any applicable Health Authority to the Company with respect to any such filings, declarations, listing, registrations, reports or submissions;

(c) all clinical and preclinical studies or tests sponsored or conducted by the Company or its Subsidiary, have been conducted in compliance with applicable Health Laws, including Good Clinical Practices requirements and other applicable Laws restricting the use and disclosure of individually identifiable health information;

(d) except as set forth in Section 3.20(c) of the Company Disclosure Letter, the Company and its Subsidiary have not received any written notices or other correspondence from a Health Authority in any specific jurisdiction with respect to any ongoing clinical or pre-clinical studies or tests in such jurisdiction of such authority requiring the termination, suspension, material delay or material modification of such studies or tests;

(e) none of the Company, its Subsidiary, nor to the Knowledge of the Company, any of their respective officers, employees, or agents acting on their behalf, have (A) made an untrue statement of a material fact or fraudulent statement to a Health Authority, (B) failed to disclose a material fact required to be disclosed to such Health Authorities or (C) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, or for any other Health Authority to invoke a similar policy;

(f) there are no pending or, to the Knowledge of the Company, threatened, investigations, suits, claims, actions or proceedings against the Company or its Subsidiary alleging any violation of, relating to or arising under (i) Health Laws, or (ii) the FDA’s authority pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy;

(g) none of the Company and its Subsidiary and, to the Knowledge of the Company, none of their respective officers, employees, agents or clinical investigators have been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (1) debarment under 21 U.S.C. Section 335a or any similar Law or (2) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law; and

(h) the Company and its Subsidiary are in compliance and have been in compliance, in each case, with (A) federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b) (the “Anti-Kickback Statute”), the civil False Claims Act (31 U.S.C. §3729 et seq.); (B) the FDCA; (C) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act; (D) Laws which are cause for exclusion from any federal health care program; and (E) Laws relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company and its Subsidiary. None of the Company, its Subsidiary, and, to the Knowledge of the Company, their respective officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of the Company), are subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or its Subsidiary relating to or arising under the FDCA, the Anti-Kickback Statute, or similar Laws, and, to the Company’s Knowledge, no such enforcement, regulatory or administrative proceeding has been threatened in writing.

The representations and warranties in this Section 3.20 are the sole and exclusive representations and warranties of the Company concerning Health Laws.

Section 3.21 Insurance.  Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all policies of insurance maintained by the Company or its Subsidiary are in full force and effect, (ii) no written notice of cancellation has been received by the Company or its Subsidiary with respect to such policies (other than in connection with ordinary renewals), and (iii) to the Knowledge of the Company, there is no existing default or event which, with the giving of notice or lapse of time or both, would reasonably constitute a default, by any insured thereunder.

Section 3.22 Brokers.  Except for Centerview Partners LLC, there is no investment banker, broker or finder that has been retained by or on behalf of the Company or its Subsidiary who is entitled to any brokerage, finder’s or other fee or commission payable by the Company or its Subsidiary in connection with the transactions contemplated by this Agreement.

Section 3.23 Opinion of Financial Advisor.  The Company Board has received the written opinion of Centerview Partners LLC, financial advisor to the Company Board, dated July 23, 2017, that as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the $39.00 per Company Share to be paid to the holders of Company Shares (other than Company Shares held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, and Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 3.24 Anti-Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.25 Proxy Statement.  None of the information contained or incorporated by reference in the Proxy Statement will, on the date it is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, when taken into account with any subsequent modifying, amending and/or supplementing information furnished by the Company to the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections). On the date it is first mailed to the Company Shareholders, the Proxy Statement shall comply as to form in all material respects with the requirements of the ICL. Notwithstanding the foregoing, no representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.26 No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III and in any closing certificate delivered by the Company, neither the Company nor any other Person on behalf of the Company or its Subsidiary makes any other express or implied representation or warranty with respect to the Company or its Subsidiary or with respect to any other information provided by or on behalf of the Company or its Subsidiary. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates or such other Person, including any information made available in the electronic data room for “Project Newport” run by Centerview Partners LLC and maintained by the Company for purposes of the transactions contemplated by this Agreement (the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing and Qualification.  Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

Section 4.2 Corporate Power; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). No vote of the holders of any of the issued and outstanding shares of capital stock of Parent is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement. The adoption of this Agreement by Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 4.3 Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.3 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the OCS as a foreign interested party, (b) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the Approval under the HSR Act and Approval of the Merger by the Israeli Antitrust Authority, or Approval thereby that the Merger is exempted from filing and (d) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (i) there is no Legal Proceeding or, to the Knowledge of Parent, any investigation, pending against or, to the knowledge of Parent, threatened in writing against Parent or any Affiliate thereof, and (ii) there is no Order, whether civil, criminal or administrative, outstanding against Parent or any Affiliate thereof.

Section 4.6 Proxy Statement.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending, and/or supplementing information furnished by Parent or Merger Sub to the Company and the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections).

Section 4.7 Ownership of Company Share Capital.  Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary) except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8 Brokers.  Except for Goldman Sachs Japan Co., Ltd., there is no investment banker, broker or finder that has been retained by or on behalf of Parent or Merger Sub who is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement (except for persons whose fees or commissions shall be paid by Parent or Merger Sub).

Section 4.9 Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement and other immaterial Liabilities incident to its formation.

Section 4.10 Contact with Customers and Suppliers.  None of Parent, Merger Sub or any of their respective Representatives or financing sources has, without the prior written consent of the Company, directly or indirectly contacted any officer, director, employee, shareholder, franchisee, supplier, distributor, customer or other material business relation of the Company or its Subsidiary prior to the date hereof for the purposes of discussing the Company or its Subsidiary in connection with the transactions contemplated hereby.

Section 4.11 Shareholder and Management Arrangements.  Except for the Voting Agreements, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board (in each case, in his or her individual capacity), on the other hand, relating to the Company or its Subsidiary or the transactions contemplated by this Agreement, or (ii) pursuant to which any Company Shareholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.12 Solvency.  Parent and Merger Sub are not entering into the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate Merger Consideration pursuant hereto, and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, (i) the amount of the “fair saleable value” of the assets of each of the Surviving Company and its Subsidiary will exceed (A) the value of all Liabilities of the Surviving Company and such Subsidiary, including contingent and other Liabilities, and (B) the amount that will be required to pay the probable Liabilities of the Surviving Company and such Subsidiary on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Surviving Company and its Subsidiary will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Surviving Company and its Subsidiary will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its Liabilities, including contingent and other Liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.13 No Other Company Representations or Warranties. Except for the representations and warranties expressly set forth in ARTICLE III and in any closing certificate, Parent and Merger Sub hereby acknowledge and agree that (a) none of the Company, its Subsidiary, their respective Representatives or any other Person has made or is making any other express or implied representation or warranty with respect to the Company or its Subsidiary or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub, any of their respective Representatives or any other Person, whether prior to or after the date hereof, and (b) none of the Company, its Subsidiary, their respective Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub, any of their respective Representatives or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, any of their respective Representatives or any other Person, or the use by Parent, Merger Sub, any of their respective Representatives or any other Person of any such information provided or made available to any of them by the Company, its Subsidiary, their respective Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Section 4.14 Funds.  Parent has, and will have as of the Closing Date, sufficient cash or other sources of immediately available funds to enable it to pay all amounts to be paid by Parent in connection with this Agreement to pay all fees and expenses and to perform the obligations of Parent and Merger Sub under this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions.

Section 4.15 Acknowledgement.  Without derogating from the representations made by the Company, each of Parent and Merger Sub acknowledges that, as of the date hereof, they and their Representatives (i) have received full access to (A) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiary which they and their Representatives, as of the date hereof, have requested to review and (B) the Electronic Data Room and (ii) have had full opportunity to meet with the management of the Company and its Subsidiary and to discuss the business and assets of the Company and its Subsidiary. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiary and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except (i) as expressly required or permitted by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, each of the Company and its Subsidiary shall carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects, and, to the extent consistent with past practice, shall use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of the Company and its Subsidiary with Persons with whom the Company or its Subsidiary has significant business relations in all material respects and keep available the services of the present key employees in all material respects.

(b) Without derogating from the foregoing, except (i) as expressly required or permitted by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiary to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i) amend the articles of association of the Company or materially amend any organizational document of the Subsidiary of the Company;

(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any securities of its Subsidiary, except for the issuance and sale of Company Shares pursuant to Company Options upon the exercise or vesting thereof, as applicable;

(iii) directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or any securities of its Subsidiary, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options;

(iv) (A) split, combine, subdivide or reclassify any share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by the Company’s Subsidiary to the Company;

(v) completely or partially liquidate the Company or adopt a plan of complete or partial liquidation with respect to the Company;

(vi) (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities, except for (1) Indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $3,000,000, and (2) loans, advances or guarantees between the Company and its Subsidiary, (B) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or its Subsidiary), except for business expense advances in the ordinary course of business consistent with past practice, (C) mortgage or pledge any of its material assets, tangible or intangible (including Owned Intellectual Property Right or rights under Licensed Intellectual Property Right) or create any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness permitted under this Section 5.1(b)(vi);

(vii) except as may be required by applicable Law or the terms of any Employee Plan or Contract as in effect on the date hereof, (A) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any Employee Plan as in effect as of the date hereof or (C) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any Employee Plan, to the extent not already provided in such Employee Plan;

(viii) except as may be required as a result of a change in applicable Law or in IFRS, make any material change in any of the accounting principles or practices used by it;

(ix) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $400,000 or, in the aggregate, are in excess of $1,000,000, in each case, above the total expenses contemplated by the Company’s 2017 budget disclosed to Parent prior to the date hereof;

(x) (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein for consideration in excess of $500,000 in the aggregate or (2) any assets that are material, individually or in the aggregate, to the Company and its Subsidiary, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or purchases contemplated by the Company’s 2017 budget disclosed to Parent prior to the date hereof, (B) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiary, which are material to the Company and its Subsidiary, taken as a whole;

(xi) sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any material Owned Intellectual Property Right or right under any Licensed Intellectual Property Right;

(xii) other than in the ordinary course of business, consistent with past practice, (A) enter into (including by amendment of any Contract such that such Contract becomes a Material Contract) or terminate any Material Contract (or a Contract that would be a Material Contract if it were entered into on the date hereof), (B) amend or modify in any material respect any Material Contract or (C) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract; and

(xiii) make or change any material Tax election, or adopt or change any material accounting method in respect of Taxes, or settle or finally resolve any Tax contest with respect to a material amount of Tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiary at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

(d) All notices, request for consents and other communications pursuant to this Section 5.1 shall be in writing, delivered in accordance with Section 10.2 and shall be sent by or to, as the case may be, the respective point of contact of the Company and/or Parent as detailed in Section 5.1 of the Company Disclosure Letter.

Section 5.2 No Solicitation.

(a) The Company shall and shall cause its Subsidiary and shall use commercially reasonable efforts to cause its and their respective Representatives to immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b) Subject to the other terms of this Section 5.2 and Section 5.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not, nor shall it authorize or knowingly permit its Subsidiary to, and will use commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate the making of, an Acquisition Proposal or (ii) other than with Parent, Merger Sub or their respective Representatives and other than solely to inform any Person of the provisions of this Section 5.2, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any material non-public information in connection with, any Acquisition Proposal.

(c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board (or a committee thereof) may, directly or indirectly through the Company’s Representatives, (i) contact any Person that has made an unsolicited Acquisition Proposal (and its advisors) for the purpose of clarifying the proposal and any terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, or (ii) if the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that an Acquisition Proposal which did not result from a material breach by the Company or its Subsidiary of this Section 5.2 either constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to engage in such discussions or negotiations could be inconsistent with the directors’ fiduciary duties under Israeli Law, (A) participate or engage in discussions or negotiations with any such Person regarding an Acquisition Proposal, or (B) furnish to any such Person that has made such an Acquisition Proposal, any information relating to the Company or its Subsidiary and/or afford to any such Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or its Subsidiary, in each case under this clause (B) pursuant to, and subject to execution of an Acceptable Confidentiality Agreement. A copy of all such non-public information not previously provided to Parent (or its Representatives) shall be provided to Parent as promptly as reasonably practicable, and in any event not more than forty-eight (48) hours, after such information has been provided or made available to such Person (or its Representatives). The Company shall advise Parent of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and shall keep Parent reasonably informed of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such Acquisition Proposal no later than forty-eight (48) hours after the receipt of the Acquisition Proposal or the occurrence of any such material developments.

Section 5.3 Company Board Recommendation.

(a) Except as otherwise expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) adopt a formal resolution to approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal, (iii) if any tender offer or exchange offer that constitutes an Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, recommend in favor of such Acquisition Proposal in any solicitation or recommendation statement on Schedule 14D-9 filed by the Company with the SEC, (iv) at any time after receipt or public announcement of an Acquisition Proposal, the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of written request by the Parent to do so (provided that Parent shall not be permitted to make any such request on more than one (1) occasion in respect of (A) each Acquisition Proposal and (B) each material amendment or material modification of each such Acquisition Proposal) (any action referred to in the foregoing clauses (i), (ii), (iii) and (iv) being referred to as a “Company Board Recommendation Change”), or (v) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in the circumstances referred to in Section 5.2(c)) (A) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement (an “Alternative Transaction Agreement”).

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the receipt of the Company Shareholder Approval, if the Company or any of its Representatives receives a written Acquisition Proposal which was made or renewed on or after the date of this Agreement and not withdrawn and that the Company Board determines, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, the Company Board may (x) effect a Company Board Recommendation Change and/or (y) terminate this Agreement pursuant to Section 9.1(g) and, concurrently with such termination, may enter into an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that the Company Board may not effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) and this Section 5.3(b) unless (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to take such action (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement) (a “Recommendation Change Notice”), and (B) (x) during such four (4) Business Day period, if requested in writing by Parent, the Company shall have engaged in negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent during the four (4) Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice which is capable of being accepted by the Company and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect. For the avoidance of doubt, the provisions of this Section 5.3(b) shall also apply to every subsequent material amendment to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained herein, the Company or the Company Board, directly or indirectly through their respective Representatives, shall be permitted to (i) take or disclose any position or disclose any information reasonably required under applicable Law or in compliance with or otherwise complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act (or any communication under Israeli Law with similar content or any other similar communication to the Company Shareholders), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Acquisition Proposal, (ii) make any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Shareholders) or take a neutral or no position with respect to any Acquisition Proposal, (iii) make any other disclosure to the Company Shareholders that is reasonably required by applicable Law; provided, however, that any disclosures permitted under this Section 5.3(c) shall not, in themselves, constitute a Company Board Recommendation Change or form a basis for Parent to terminate this Agreement pursuant to Section 9.1(f), and (iv) waive any “standstill” or similar provision in order to permit a Person to make an Acquisition Proposal.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event, if (i) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; (ii) (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to effect such Company Board Recommendation Change in respect of such Intervening Event, and describing in reasonable detail the

Intervening Event and the reasons for such Company Board Recommendation Change (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, update or amendment to public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement) and (B) (x) during such four (4) Business Days period, if requested in writing by Parent, the Company shall have engaged in negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in a written, binding and irrevocable offer by Parent during the four (4) Business Days period (or shorter period prior to the Company Shareholders Meeting) immediately following the delivery by the Company to Parent of such notice, which is capable of being accepted by the Company and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect a Company Board Recommendation Change would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law if such adjustment were to be given effect. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such facts and circumstances, and the four (4) Business Days’ period referred to in clauses (A) and (B) above shall be deemed to have re-commenced on the date of such new notice.

Section 5.4 Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company shall, and shall cause its Subsidiary to, afford Parent and its authorized Representatives reasonable access during normal business hours and without undue disruption of normal business activity during the period prior to the Effective Time to the properties, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to (i) any documents or information to the extent that any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) any competitively sensitive information, (ii) any documents or information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iii) any information that would result in a breach of a Contract to which the Company or its Subsidiary is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract or (iv) any information that is reasonably pertinent to any litigation in which the Company or its Subsidiary, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiary or create a risk of damage or destruction to any property or assets of the Company or its Subsidiary. Without limiting the generality of the foregoing, Parent shall schedule and coordinate all inspections with the Company’s Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Financial Officer) and shall give the Company at least three (3) Business Days’ prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable. Any access to the Company’s properties shall be subject to any landlord rights and the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Director Resignation.  Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall obtain resignation letters from each of the members of the board of directors of the Company and its Subsidiary, in each case with the resignation to be effective as of the Effective Time.

Section 5.6 Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation; provided that, to the extent permissible under applicable Law, the Parent shall also have the right to participate (but not control) in the defense of any such Legal Proceedings and the Company shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiary under any and all indemnification agreements between the Company or its Subsidiary and any of their respective current or former directors and officers, and any person who becomes a director or officer of the Company or its Subsidiary prior to the Effective Time (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents as of the date hereof, and during such seven (7)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seven (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or its Subsidiary or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time, or (ii) any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the seven (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seven (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seven (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Company shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Company will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) the Surviving Company shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received if (x) the Surviving Company has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by its outside counsel that there could be a conflict of interest if the same counsel were to represent such Indemnified Person and the Surviving Company or one or more of its Affiliates (and in such case the Surviving Company shall not have the right to control the defense of such Indemnified Person with respect to matters where such conflict exists or is reasonably likely to exist), and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Company nor any of its Affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c) During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter) (such three hundred percent (300%) amount, the “Maximum Annual Premium”); and if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, the Company may purchase a seven-year “tail” prepaid policy on the D&O Insurance. In the event that the Company purchases such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) Parent hereby acknowledges that the Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees that (i) Parent and the Surviving Company are the indemnitors of first resort (i.e., their obligations to the Indemnified Persons are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Person are secondary), (ii) Parent and the Surviving Company shall be required to advance the full amount of expenses incurred by any such Indemnified Person and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Person may have against any such other Person and (iii) Parent and the Surviving Company waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Surviving Company further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Surviving Company shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Surviving Company.

(e) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(f) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or its Subsidiary, any policy that is or has been in existence with respect to the Company or its Subsidiary for any of their respective directors, officers or other employees, or under applicable Law (whether at law or in equity); and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims thereunder.

(g) The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their Representatives and are in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contract or otherwise. Notwithstanding any other provision of this Agreement to the contrary, this Section 6.1 shall survive the consummation of the Merger indefinitely. Parent hereby guarantees and undertakes to perform, on an independent and standalone basis, all of the obligations and liabilities of the Surviving Company pursuant to this Section 6.1. The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

Section 6.2 Employee Matters.

(a) Until the twelve (12)-month anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide to all employees of each of the Company and its Subsidiary as of the Effective Time (“Continuing Employees”) (i) a salary or wage level, bonus opportunity at least equal to the salary or wage level and bonus opportunity to which each Continuing Employee was entitled immediately prior to the Effective Time and (ii) severance, social benefits, employee benefits, perquisites and other terms and conditions that are at least comparable in the aggregate to the severance, social benefits, employee benefits, perquisites and other terms and conditions that the Continuing Employee was entitled to receive immediately prior to the Effective Time. Notwithstanding anything to the contrary contained herein, this Section 6.2(a) shall not be construed as limiting a Continuing Employee’s contractual rights to compensation or benefits.

(b) With respect to each Employee Plan, including severance, vacation and paid sick leave plans, sponsored, maintained or contributed to by the Company or its Subsidiary, Parent shall cause the Surviving Company to grant, or cause to be granted to, all Continuing Employees from and after the Effective Time credit for all service with the Company and its Subsidiary, and their respective predecessors, prior to the Effective Time for all purposes, including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual (other than benefit accrual under a defined benefit pension plan), early retirement subsidies and severance. In addition, and without limiting the generality of the foregoing, following the Effective Time, (i) Parent shall cause the Surviving Company to ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any health and welfare benefit plans in which such employees may be eligible to participate and (ii) Parent shall cause the Surviving Company to ensure or cause to be ensured that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Effective Time are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and similar adjustments or limitations on coverage under any such health and welfare benefit plans. Parent shall, and shall cause the Surviving Company to, honor all employee benefit and other obligations to current and former employees under the Employee Plans.

(c) Nothing in this Agreement, including this Section 6.2, whether express or implied, shall: (i) confer upon any current or former director, officer, employee or consultant of each of the Company and its Subsidiary, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (ii) be interpreted to prevent or restrict Parent or its Affiliates from modifying or terminating the employment or terms of employment of any such employee after the Effective Time or (iii) be treated as an amendment or other modification of any Employee Plan or other employee benefit plan or arrangement. No provision of this Agreement, including this Section 6.2, shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3 Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in ARTICLE VIII to be satisfied; (ii) obtain all necessary actions or Approvals from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities that are necessary to consummate the Merger and the transactions contemplated hereby; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement (including, with respect to Parent, any action that would reasonably be expected to materially interfere with Parent’s (or any of its Affiliates’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement). Notwithstanding anything to the contrary herein, the Company shall not be required prior to the

Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

(b) Upon the request of Parent, the Company shall use reasonable efforts to make available to Parent access to up to five (5) key employees of the Company, on reasonable notice and at reasonable times, for the purpose of discussing, in consultation with the Company’s management, post-closing employment and retention arrangements between the Company and such key employees; provided that any failure of such employees to engage in such discussions or to reach any agreement with respect to post-Closing employment and retention arrangements shall not be deemed a breach of any provision of this Agreement or a failure of a condition contained in Article VIII.

Section 7.2 Regulatory Filings.

(a) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall (x) file with the FTC and Antitrust Division of the United States Department of Justice a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, as soon as practicable after the date of this Agreement but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, (y) submit to the Israeli Anti-Trust Authority (“IAA”) a joint (by Company and Parent) request to exempt the parties from filing a notification under the Israeli Restrictive Trade Practices Law-1988 in connection with the Merger (“Merger Notification”), as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement (and, if such joint request is rejected by the IAA, file with the IAA, as soon as practicable after receipt of such rejection by the IAA but in no event later than ten (10) Business Days thereafter), such Merger Notification, and (z) file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division of the United States Department of Justice, the IAA or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required Approvals under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division of the United States Department of Justice, the IAA or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b) Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(c) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable

Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions and a complete copy of any filing with any Governmental Authority) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(d) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(e) Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Affiliates, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to:

(i) at Parent’s sole cost, comply with all restrictions and conditions, if any, imposed or requested by any (A) Governmental Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period, including (1) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Parent, its Affiliates, the Company or its Subsidiary contemporaneously with or after the Closing and regardless as to whether a third party has been identified or approved prior to the Closing (a “Divestiture”), (2) taking or committing to take such other actions that may limit Parent’s, its Affiliates’, the Company’s or its Subsidiary’s freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers or assets, and (3) entering into any Order, consent decree or other agreement to effectuate any of the foregoing or (B) third party in connection with a Divestiture;

(ii) terminate any Contract or other business relationship as may be required to obtain any necessary clearance of any Governmental Authority with respect to Antitrust Laws or to obtain termination of any applicable waiting period under any Antitrust Laws;

(iii) not extend any waiting period or enter into any agreement or understanding with any Governmental Authority with respect to Antitrust Laws without the consent of the Company, which consent shall not be unreasonably withheld and not withdraw any of its filings made under any Antitrust Laws without the prior written consent of the Company; and

(iv) oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any Order of any Governmental Authority with respect to Antitrust Laws that could restrain, prevent or delay the Closing, including by defending through litigation (including by retaining all appropriate expert witnesses and consultants) any action asserted by any Person in any court or before any Governmental Authority with respect to Antitrust Laws and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Governmental Authority with respect to Antitrust Laws, or, if requested by the Company, Parent shall commence or threaten to commence and pursue vigorously any action the Company believes to be helpful in obtaining any necessary clearance of any Governmental Authority with respect to Antitrust Laws or obtaining termination of any applicable waiting period under any Antitrust Laws, or in terminating any outstanding action, it being understood that the costs and expenses of all such actions shall be borne by Parent. The Company shall be permitted to participate in all aspects of the defense of such proceedings and Parent shall use its best efforts to prevail in such proceedings. Parent shall be responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such Order.

(f) From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(g) Without limiting the provisions of Section 7.2(e) above, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to ARTICLE IX), each of Parent and Merger Sub shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 7.3 Company Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with this Section 7.3, convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and, for the sake of clarity, the regulations promulgated thereunder). As soon as reasonably practicable following the date of this Agreement but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the applicable Law, including the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to ARTICLE IX or as Parent and the Company may otherwise agree, the Company Shareholders Meetings shall be held no later than 40 days after the publication of the notices regarding the Company Shareholders Meetings. Unless the Company Board has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as practicable following its filing date. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Board Recommendation Change, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, and (y) shall not unreasonably refuse to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. Notwithstanding the foregoing provisions of this Section 7.3(a), if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholders Meeting; provided that the Company Shareholders Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Company Shareholders Meeting was originally scheduled (other than, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company Shareholders or to permit dissemination of information which is material to shareholders voting at the Company Shareholders Meeting and to give the Company Shareholders sufficient time to evaluate any such supplement or amendment or other information). In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b) Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with the terms of this Agreement, the Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company shareholders approval of this Agreement

(c) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

(d) Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form to be mutually agreed by the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5 Anti-Takeover Statute.  In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6 Control of Operations.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

Section 7.7 Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli, United States or Japan securities exchange or regulatory or Governmental Authority to which the relevant party, or an Affiliate thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercial reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, that the Company shall be permitted (without consulting with Parent) to make such statements and announcements to its employees as the Company shall deem to be reasonably necessary. Notwithstanding the foregoing, (a) nothing in this Section 7.7 shall limit the Company’s or the Company Board’s rights to make public statements about its actions under Section 5.2, Section 5.3 and Section 9.1 without prior consultation, (b) the Company will no longer be required to consult with Parent, and Parent will no longer be required to consult with the Company, in connection with any such press release or public statement if the Company Board has made any Company Board Recommendation Change or shall have resolved to do so and (c) the requirements of this Section 7.6 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 7.8 Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

Section 7.9 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Options or Company 102 Shares to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing Parent, the Paying Agent, the

Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.10 Notification of Certain Matters.  Subject to applicable Law and the instructions of any Governmental Authority and any applicable confidentiality obligations, (a) each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby and (b) the Company shall keep Parent reasonably apprised of any decision or recommendation or requirement imposed by, any Governmental Authority with respect to any product or product candidate of the Company.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a) Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) Regulatory Filings or Approvals.  The authorizations, consents, orders or approvals of, or declarations or filings with, the Governmental Authorities set forth on Section 8.1(b) of the Company Disclosure Letter, shall have been filed, have occurred or have been obtained and shall be in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under applicable Antitrust Laws shall have occurred or been granted.

(c) Israeli Statutory Waiting Periods.  Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d) No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the Merger.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by Parent:

(a) Representations and Warranties.  Each representation and warranty of the Company set forth in (i) the first sentence of Section 3.1 (Organization; Good Standing and Qualification), Section 3.2 (Corporate Power; Enforceability) and Section 3.5(a) (Company Capitalization) shall be true and correct in all material respects, except that, in the case of the first sentence of Section 3.5(a) (Company Capitalization), such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of the Company set forth in ARTICLE III of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except in each case for any failure to be so true and correct which has not had, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE III, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in ARTICLE III, all “materiality” or “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded (other than the representation set forth in Section 3.9).

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of the Company.  Parent shall have received a certificate of the Company, validly executed on behalf of the Company by a duly authorized officer thereof, certifying that (i) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied and (ii) that the Company Board has obtained all required approvals for the execution, performance and consummation of this Agreement, the Merger and the other transaction contemplated hereby pursuant to Section 282 of the ICL.

(d) Company Material Adverse Effect.  There shall not have occurred any Company Material Adverse Effect following the execution and delivery of this Agreement that is continuing.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a) Representations and Warranties.  The representations and warranties of the Parent and Merger Sub set forth in the first sentence of Section 4.1 (Organization; Good Standing and Qualification) and Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except, in each case, for any failure to be so true and correct which has not had, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE IV, solely for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV, all “materiality” or “Parent Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of Parent and Merger Sub.  The Company shall have received certificates of Parent and Merger Sub, respectively, validly executed on behalf of Parent and Merger Sub, respectively, by duly authorized officers thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis, whether or not prior to or after the Effective Time):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that, following the execution of this Agreement, any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order enjoining, restraining or otherwise prohibiting the Merger; provided, however, that that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform fully its obligations under this Agreement has materially contributed to or caused the failure of the Merger to occur and such act or failure to act constitutes a breach of this Agreement; or

(c) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before January 24, 2018 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose failure to perform fully its obligations under this Agreement has materially contributed to or caused the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(d) by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval at the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e) by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement (other than with respect to a breach of Section 5.2, Section 5.3 or Section 7.3, as to which Section 9.1(f) will apply), which breach, if occurring or continuing at the Effective Time, (A) would result in the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by Parent to the Company and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Company Cure Period”) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of the breach set forth in any such written notice (1) at any time during the Company Cure Period, or (2) at any time after the Company Cure Period if the Company shall have cured such breach during the Company Cure Period; or

(f) by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change which has not been withdrawn; or

(g) by the Company, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board has received a Superior Proposal and (ii) to the extent permitted by and effected in accordance with this Agreement, including Section 5.2(c) or Section 5.3(b) hereof, the Company Board approves, and the Company, concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement with respect to such Superior Proposal; provided that, concurrently with the termination of this Agreement, the Company pays Parent the Termination Fee pursuant to Section 9.3(b) (and any purported termination pursuant to this clause (g) shall be void and of no force or effect if such payments have not been timely made in full); or

(h) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement, which breach, if occurring or continuing at the Effective Time, (A) would result in the failure of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by the Company to Parent and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Parent Cure Period”) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (1) at any time during the Parent Cure Period, or (2) at any time after the Parent Cure Period if Parent and Merger Sub shall have cured such breach during the Parent Cure Period).

Section 9.2 Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without any liability, of any kind, of any party or parties hereto, as applicable (or any director, officer, employee, equityholder, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except that (a) each of the terms of Section 7.8, this Section 9.2, Section 9.3 and ARTICLE X shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3 Fees and Expenses.

(a) General.  Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.  The Company shall pay to Parent Thirty-Eight Million U.S. Dollars ($38,000,000) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i) (A) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced and shall not have been withdrawn or otherwise abandoned, (B) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal with the party that made such Acquisition Proposal, which is subsequently consummated (provided, that references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(g); or

(iii) this Agreement is terminated by Parent pursuant to Section 9.1(f)

(c) Manner of Payment.  Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the account designated by Parent (i) two (2) Business Days following the consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Fee payable pursuant to Section 9.3(b)(i), (ii) concurrently with the Company’s termination of this Agreement in accordance with Section 9.1(g) in the case of a Termination Fee payable pursuant to Section 9.3(b)(ii) or (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Fee payable pursuant to Section 9.3(b)(iii).

(d) Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e) Effect of Termination Fee.  Notwithstanding anything to the contrary in this Agreement, if Parent is entitled to receive a Termination Fee pursuant to Section 9.3(b), Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation of any kind or nature relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise.

Section 9.4 Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Mitsubishi Tanabe Pharma Corporation

Address:	3-2-10, Dosho-machi, Chuo-ku Osaka 541-8505 Japan
Attention:	Yasutoshi Kawakami
Facsimile:	+81 (6) 6205-5861
Email:	kawakami.yasutoshi@me.mt-pharma.co.jp

with required copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

Address:	450 Lexington Avenue New York, NY 10017
Attention:	Michael Davis
Facsimile:	+1-212-701-5184
Email:	michael.davis@davispolk.com

and

Davis Polk & Wardwell LLP

Address:	Izumi Garden Tower 33F Roppongi 1-6-1 Minato-ku Tokyo 106-6033 Japan
Attention:	Mörk Murdock
Facsimile:	+81 (3) 5574-2861
Email:	mork.murdock@davispolk.com

and

Goldfarb Seligman & Co.

Address:	Ampa Tower 98 Igal Alon St. Tel Aviv 6789141 Israel
Attention:	Ido Zemach, Adv.
Facsimile:	+972 (3) 608-9909
Email:	ido.zemach@goldfarb.com
(b)	if to the Company, to:

NeuroDerm Ltd.

Address:	Ruhrberg Science Building, 3 Pekeris St.
Attention:	Roy Golan
Facsimile:	+972 8 9461729
Email:	roy@neuroderm.com

with required copies (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095

Attention:	Gregory Pryor, Esq. Colin Diamond, Esq.
Facsimile:	(212) 354-8113
E-mail:	gpryor@whitecase.com cdiamond@whitecase.com

and

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Road
Ramat Gan 5250608,
Israel

Attention:	Ronen Bezalel David Glatt
Facsimile:	(972) 3-610-3759
E-mail:	rbezalel@meitar.com dglatt@meitar.com

Section 10.3 Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5 Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, Section 9.3(e) and Section 10.7, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to ARTICLE II.

Section 10.6 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Parent and Merger Sub acknowledge and agree that, regardless of any termination of this Agreement, the Company may recover, solely through an action brought by the Company in its sole and absolute discretion, damages from Parent and Merger Sub, if Parent or Merger Sub willfully breaches this Agreement, in which event the damages recoverable by the Company for itself and on behalf of the Company Shareholders and holders of Company Options shall not be limited to expenses or out-of-pocket costs, but may include the benefit of the bargain lost by the Company and the Company Shareholders and holders of Company Options (taking into consideration relevant matters, including the total amount payable to such equityholders under this Agreement, lost combination opportunities and the time value of money), which shall be deemed in such event to be damages of the Company). Any damages recovered in any such action brought by the Company may be retained by the Company for any corporate purpose or distributed to the Company Shareholders and holders of Company Options as the Company Board determines in its sole and absolute discretion.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that, subject to Section 9.3(b) and notwithstanding anything else herein to the contrary, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, on behalf of themselves, shall be entitled to specific performance and other equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement (including the parties’ obligations to consummate the Merger and Parent’s obligation to pay, and the right of the Company Shareholders to receive, the Merger Consideration), without proof of actual damages and in addition to any other remedy to which they are entitled at Law or in equity. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedies. Notwithstanding anything to the contrary herein, at any time as of and following the Effective Time, neither Parent nor any of the Affiliates (including the Surviving Company) or Representatives thereof shall be entitled to any remedy of any kind relating to or arising out of this Agreement or the transactions contemplated hereby (including but not limited to rescission), in each case whether based on contract, tort or strict liability, by any legal or equitable proceeding against the Company’s directors, officers, employees, Company Shareholders, Affiliates, agents or other representatives who shall all be third party beneficiaries of this provision.

Section 10.8 Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction; provided that provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the state of Delaware. It is understood and agreed that, except as expressly provided elsewhere in the Agreement, the Company, the Company Board and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Company Board the Law applicable to corporations incorporated in Delaware for purposes of making the determinations relating to the definition of Company Material Adverse Effect for purposes of this Agreement, and that references to “Company Material Adverse Effect” shall, for purposes of this Agreement, include reference to such Delaware Law.

Section 10.9 Consent to Jurisdiction.

(a) Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10 Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 10.11 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

MITSUBISHI TANABE PHARMA CORPORATION

By:	/s/ Masayuki Mitsuka Name: Masayuki Mitsuka Title: President & Representative Director Chief Executive Officer

MT PORTO LTD.

By:	/s/ Hiromi Okatake Name: Hiromi Okatake Title: Director

NEURODERM LTD.

By:	/s/ Oded S. Lieberman Name: Oded S. Lieberman Title: CEO

Annex B

FORM OF VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 24, 2017, by and among Mitsubishi Tanabe Pharma Corporation, a corporation formed under the laws of the State of Japan (“Parent”), MT Porto Ltd., a private company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder (“Shareholder”) of NeuroDerm Ltd., a public company formed under the laws of the State of Israel (the “Company”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent (the “Transaction”).

WHEREAS, Shareholder, as of the date hereof, holds or beneficially owns and holds all voting rights associated with, the Existing Shares (as defined below) as indicated on Schedule A hereto.

WHEREAS, as a condition to the willingness of, and material inducement to, Parent and Merger Sub to enter into the Merger Agreement and to consummate the Transaction, Shareholder has agreed to enter into this Agreement, pursuant to which Shareholder agrees to, among other things, vote or cause to be voted all of the Securities (as defined below) Shareholder holds or beneficially owns in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Certain Definitions.  For purposes of this Agreement:

(a) “Existing Shares” means the Shares as set forth opposite Shareholder’s name on Schedule A hereto. In the event of a stock dividend or distribution, or any change in the Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(b) “Shares” means the ordinary shares, par value NIS 0.01 per share, of the Company.

(c) “Securities” means the Existing Shares together with any other Shares and other voting securities of the Company, if any, of which the Shareholder becomes the holder and/or acquires beneficial ownership after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2. Representations and Warranties of Shareholders.  Shareholder hereby represents and warrants to Parent as follows:

(a) Ownership of Shares.  Shareholder holds or beneficially owns (and will hold or beneficially own as of the date of the Company Shareholders Meeting, unless any Existing Shares are Transferred pursuant to Section 6(a)), the Existing Shares set forth opposite Shareholder’s name on Schedule A. Shareholder has and, unless any Existing Shares are Transferred pursuant to Section 6(a), will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Section 7, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares set forth opposite Shareholder’s name on Schedule A and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement. None of the Existing Shares of Shareholder is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of Shareholder to perform its obligations as set out in this Agreement. Shareholder has not appointed or granted any proxy that would materially impair its ability to perform its obligations under this Agreement.

(b) Authority.  Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c) Non-Contravention.  The execution and delivery by Shareholder of this Agreement do not, and the performance of its obligations hereunder will not, (i) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Shareholder is a party or by which Shareholder or any of its assets or properties may be bound, (ii) violate or conflict with any Law or Order applicable to Shareholder or by which any of its properties or assets are bound or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Shareholder, except, in the case of clause (i), (ii) or (iii), where any such item would not, individually or in the aggregate, materially impair the ability of Shareholder to perform its obligations under this Agreement. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in Shareholder whose consent is required for the execution and delivery of this Agreement or the performance by Shareholder of its obligations hereunder that has not been obtained.

(d) No Litigation.  There is no action, suit, investigation, complaint or other proceeding pending against or affecting Shareholder or the Securities of Shareholder at Law or in equity before or by any Governmental Authority that would materially impair the ability of Shareholder to perform its obligations under this Agreement on a timely basis.

Section 3. Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub hereby represent and warrant to Shareholder as follows:

(a) Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

(b) Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (iii) violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (ii), (iii) and (iv), where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Authority would not, individually or in the aggregate, materially impair the ability of each of Parent and Merger Sub to perform this Agreement.

Section 4. Investors’ Rights Agreement.  From the date hereof until the earlier of the Closing and the valid termination of the Agreement in accordance with Article IX thereof, the Shareholder shall not exercise its rights under Section 2 of the Amended and Restated Investors’ Rights Agreement, executed on or around August 14, 2014, by and among the Company, the Shareholder and the other investors that are a party thereto.

Section 5. Additional Securities.  Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, Shareholder shall promptly notify Parent and Merger Sub of the number of any additional Securities that are acquired or that come to be beneficially owned by Shareholder after the date hereof.

Section 6. Transfer and Other Restrictions.  Prior to the termination of this Agreement, Shareholder hereby irrevocably and unconditionally agrees not to:

(a) offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities Shareholder holds or beneficially owns or has any interest therein, (i) except as provided in Section 7 or, (ii) unless each Person to which any of such Securities is or may be Transferred, shall have (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement; or

(b) grant any proxy or power of attorney with respect to any of the Securities Shareholder holds or beneficially owns, or deposit any of the Securities Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case except as provided in this Agreement.

For the avoidance of doubt, notwithstanding any other provision of this Agreement to the contrary, the restrictions set forth in Sections 6(a) or (b) shall not apply to any Transfer of any Securities in accordance with any share pledge agreements in respect of any such Securities entered into by Shareholder prior to the date of this Agreement; provided that no such share pledge agreement shall have a materially adverse impact on the ability of Shareholder to perform its obligations hereunder.

Section 7. Voting of the Shares.  From the date hereof until any termination of this Agreement in accordance with its terms, at the Company Shareholders Meeting and any other meeting of the shareholders of the Company however called (or in any action by written consent in lieu of a meeting) or any adjournment thereof, Shareholder shall vote all of its Securities (or cause them to be voted), in person or by proxy, or, as applicable, execute written consents in respect thereof, (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any Acquisition Proposal or any transaction that is the subject of an Acquisition Proposal and (c) in favor of any adjournment or postponement of the Company Shareholders Meeting or other meeting recommended by the Company Board if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable. Any such vote shall be cast, or consent shall be given, as applicable, by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

Section 8. Termination.  This Agreement shall terminate on the first to occur of (a) the mutual written agreement of Parent, Merger Sub and Shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) a Company Board Recommendation Change, (d) the election of Shareholder if there is any amendment, waiver or modification to or of any provision of the Merger Agreement entered into without the prior written consent of Shareholder which (i) results in a change in the amount or form of the Merger Consideration, (ii) results in an extension of the Outside Date or (iii) is materially adverse to Shareholder, or (e) the Effective Time; provided, that the provisions set forth in Section 4 and Section 10 shall survive the termination of this Agreement.

Section 9. Capacity as Shareholders.  Shareholder has entered into this agreement solely in its capacity as the owner of Shares. Notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by Shareholder or its Representatives and Affiliates or any other person in such Shareholder’s capacity as a director of the Company or its Subsidiary, and nothing in this Agreement shall prohibit or restrict Shareholder from exercising his or her fiduciary duties as a director of the Company or from otherwise taking any action or inaction in his or her capacity as a director of the Company, or subject to his or her fiduciary duties to the Company, or as may otherwise be required by Law, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director of the Company shall be deemed to constitute a breach of this Agreement.

Section 10. Miscellaneous.

(a) Entire Agreement.  This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b) Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, each party and its respective heirs, beneficiaries, executors, representatives, successors and permitted assigns.

(c) Effectiveness; Amendment; Modification and Waiver.  This Agreement shall become effective upon its execution by the parties hereto. This Agreement may not be amended, altered, supplemented or otherwise modified except by the execution and delivery of a written agreement executed by each of Parent and Merger Sub and Shareholder.

(d) Interpretation.  When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement means Parent, Merger Sub and Shareholder. For purposes of this Agreement, “beneficial ownership” with respect to (or to “beneficially own”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

To Shareholder:

[Shareholder]

Address:	c/o NeuroDerm Ltd. Ruhrberg Science Building, 3 Pekeris St. Rehovot 7670212 Israel

with a copy to:

White & Case LLP

Address:	1221 Avenue of the Americas New York, NY 10020-1095
Attention:	Gregory Pryor, Esq. Colin Diamond, Esq.
Facsimile:	(212) 354-8113
E-mail:	gpryor@whitecase.com cdiamond@ whitecase.com

and

Meitar Liquornik Geva Leshem Tal

Address:	16 Abba Hillel Silver Road Ramat Gan 5250608, Israel
Attention:	Ronen Bezalel David Glatt
Facsimile:	(972) 3-610-3759
E-mail:	rbezalel@meitar.com dglatt@meitar.com

To Parent and Merger Sub:

Mitsubishi Tanabe Pharma Corporation

Address:	3-2-10, Dosho-machi, Chuo-ku Osaka 541-8505 Japan
Attention:	Yasutoshi Kawakami
Facsimile:	+81 (6) 6205-5861
Email:	kawakami.yasutoshi@me.mt-pharma.co.jp

with a copy to:

Davis Polk & Wardwell LLP

Address:	450 Lexington Avenue New York, NY 10017
Attention:	Michael Davis
Facsimile:	+1-212-701-5184
Email:	michael.davis@davispolk.com

and

Davis Polk & Wardwell LLP

Address:	Izumi Garden Tower 33F Roppongi 1-6-1 Minato-ku Tokyo 106-6033 Japan
Attention:	Mörk Murdock
Facsimile:	+81 (3) 5574-2861
Email:	mork.murdock@davispolk.com

and

Goldfarb Seligman & Co.

Address:	Ampa Tower 98 Igal Alon St. Tel Aviv 6789141 Israel
Attention:	Ido Zemach, Adv.
Facsimile:	+972 (3) 608-9909
Email:	ido.zemach@goldfarb.com

(f) Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in any court located in Tel Aviv-Jaffa, Israel, this being in addition to any other remedy to which such party is entitled at Law or in equity.

(h) No Survival.  None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of this Agreement in accordance with its terms, except for the agreements in Section 4 and this Section 10.

(i) No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(j) Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of

Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(k) Consent to Jurisdiction.  Each of the parties (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 10(k) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(l) Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IT CONTEMPLATES. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(l).

(m) Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(n) No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to Shareholder’s Securities. All rights, ownership and economic benefits of and relating to Shareholder’s Securities shall remain vested in and belong to the applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of Shareholder’s Securities, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

(o) Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Mitsubishi Tanabe Pharma Corporation

By:	Name: Title:

MT Porto Ltd.

By:	Name: Title:

[Shareholder]

By:	Name: Title:

Annex C

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

July 23, 2017

The Board of Directors
Neuroderm Ltd.
Ruhrberg Science Building
3 Pekeris St.
Rehovot, 7670212 Israel

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding Ordinary Shares, par value one Israeli Agora (NIS 0.01) per share (the “Shares”) (other than Excluded Shares, as defined below), of Neuroderm Ltd., a company organized under the laws of the State of Israel (the “Company”), of the $39.00 per Share in cash, without interest and less applicable Taxes (as defined in the Agreement) required to be withheld, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Mitsubishi Tanabe Pharma Corporation, a company organized under the laws of the State of Japan (“Parent”), MT Porto Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides that, upon the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held in the treasury of the Company (dormant shares), together with (ii) any Shares reserved for future grants under the Company Share Plans (as defined in the Agreement), or owned by Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent immediately prior to the effective time of the Merger (the Shares referred to in clauses (i) and (ii) together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $39.00 per Share in cash, without interest and less applicable Taxes (as defined in the Agreement) required to be withheld, (the $39.00 per Share consideration to be paid in the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Mitsubishi Chemical Holdings Corporation (“Mitsubishi Chemical”), and we have not received any compensation from Parent or Mitsubishi Chemical. We may provide financial advisory and other services to or with respect to the Company, Parent,

The Board of Directors
Neuroderm Ltd.
July 23, 2017

Mitsubishi Chemical or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Mitsubishi Chemical or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated July 22, 2017 (the “Draft Agreement”); (ii) Annual Reports on Form 20-F of the Company for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; (iii) certain interim reports to stockholders and Current Reports on Form 6-K of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors
Neuroderm Ltd.
July 23, 2017

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC